

NEWPARK

2022
ANNUAL REPORT



TO OUR
SHAREHOLDERS

2022 was a year of significant transformation for Newpark. We entered the year with a clear plan to position the Company to take advantage of the long-term opportunities within our served segments and, in turn, create long-term value. I'm pleased to report that despite the market headwinds from widespread inflationary pressures and unprecedented challenges in our supply chains, **our global Newpark teams hit the target for all our key transformative objectives in 2022.**

Our stated objectives for the year included the following:



Matthew S. Lanigan
President & CEO

1
Exiting and monetizing our investments in asset-heavy, low-returning business segments

2
Strengthening our balance sheet and creating robust liquidity to support the accelerated growth of our specialty industrial rental and service business in the utilities and industrial sectors while maintaining comfortable leverage

3
Repositioning the Company for stronger returns and more consistent free cash flow generation

2022 KEY HIGHLIGHTS

Specific operational highlights from 2022 include:

→ The completion of four divestiture transactions, which significantly transformed our Fluids Systems business into a more agile and capital-light model, and providing a combined $110 million of cash proceeds, including $80 million generated in 2022

→ The reduction in our leverage and expansion of our available liquidity to support our industrial growth plans

→ The extension of our $175 million asset-based loan facility for a five-year term, expiring May 2027, which provides stability in our capital structure for the next several years

→ A 3% reduction in outstanding share count through the execution of our share repurchase program

→ The achievement of 12% revenue growth from our specialty rental and service offerings in the utility infrastructure and industrial markets

→ Returned the Fluids Systems segment to profitability, exiting 2022 with the strongest quarterly operating margin in more than three years

→ Improved operating income in both operating segments, including a 23% operating margin in our Industrial Solutions segment

→ Maintained our best-in-class safety culture, achieving a total TRIR of 0.51

As a result, Newpark enters 2023 in a position of strength, with a more agile balance sheet and a simplified business capable of generating healthy returns and more consistent cash flow. We are incredibly proud of our accomplishments and confident that our strategy will continue to deliver value for shareholders.

OPERATING ACROSS THE SPECTRUM OF ENERGY TRANSITION

While the debate continues around the scale and timing of the world's transition to a lower emission-based energy future, our focus at Newpark is preparing the Company to thrive irrespective of the transition's pace.

As I highlighted in last year's shareholder letter, our heritage is in developing and deploying technologies that are engineered and delivered for our customers with sustainability at their core.

In our historical oil and gas markets, our Fluids Systems segment is well positioned globally in geographies where we see long-term opportunities to support regional energy supply and security. As such, we can service our customers and their communities by deploying world-class technologies that can reduce emissions from those activities versus traditional alternatives. With our continued focus on driving capital efficiency and returns, we have a pathway to meaningful cash flow generation for years to come, while reducing Newpark's dependency on those markets.

At the other end of the energy transition, we have diligently built our specialty rental offering to service the growing demand in electrical power generation, distribution, and infrastructure markets. As we enter 2023, the majority of our cash flow and profitability comes from the utilities and other industrial infrastructure markets. Our focus is on the continued deployment of growth capital toward these stable and growing multi-billion dollar markets, where since 2019, we have grown revenues at a 10% CAGR. Newpark is no longer just an oilfield services company.



We are a company that develops and deploys services and technologies that help our customers across multiple industries deliver vital energy and infrastructure, allowing society to prosper with safety and sustainability at the heart of everything we do.

2023 AND BEYOND

As we look to the year ahead, we again have a clear plan, focusing on operational execution to drive enhanced returns and cash flow generation, as we help our customers do the same.



Our Priorities for 2023 are Clear.

OPERATIONAL EFFICIENCY - We will increase our focus on efficiency improvements and operating cost optimization across every aspect of our global operational footprint. With our simplified business model and enhanced focus on balance sheet optimization, we will drive improvement in returns and consistency in cash flow generation.

ACCELERATE INDUSTRIAL GROWTH - We will continue to prioritize investment capital in the growth of our Industrial rental and services business, where, over the past three years, we have seen the strong market adoption of our specialty rental products and differentiated service offering.

BALANCE DISCIPLINED GROWTH WITH RETURN OF CAPITAL - We are committed to returning excess cash generation to our shareholders. With leverage now within our target range, we plan to continually evaluate our cash flow generation and the foreseeable business needs, with a desire to return a substantial portion of our Free Cash Flow to shareholders through the execution of our share repurchase program.

CONCLUSION

As the energy transition accelerates, Newpark is uniquely positioned to help our customers and communities prosper through the change. Our performance over the past year demonstrates the benefits of our commitment to sustainable technologies and services. Our strategy remains sound, and we could not be more excited for what our future holds.

Finally, I want to thank our shareholders and customers for their continued trust and confidence in us. I would also like to thank each of our employees for their commitment to Newpark and working safely.

Sincerely,

Matthew S. Lanigan
President & CEO

BUSINESS UPDATE
INDUSTRIAL SOLUTIONS

For the past 25 years, Newpark Industrial Solutions has partnered with customers and communities to support the transforming energy landscape. By developing, manufacturing, and providing sustainable access products and services, we've become a trusted partner in delivering industry-leading products and executing projects safely and efficiently in all conditions. Our continued commitment to sustainable solutions, with a foundation built on innovation and learning, together with our differentiated world-class services, strengthens our position for growth and success.



CONTINUED COMMITMENT TO SUSTAINABILITY

The global emphasis on sustainability is getting stronger, but this is not a new concept for Newpark Industrial Solutions, as it has always been at our core. Our fully recyclable DURA-BASE® matting system, introduced 25 years ago, remains a disruptive sustainable technology. Our continued commitment to sustainability remains front and center; from our product manufacturing to project execution in the field, we minimize environmental impact by eliminating raw material waste, reducing greenhouse gas emissions, and producing a product with the fundamental purpose of protecting the environment.

SUPPORTING THE ENERGY TRANSITION

As renewable energy sources increase, power grids become more resilient, and industries electrify, Newpark Industrial Solutions is well-positioned to remain a critical partner for our electrical utility customers. We will continue to successfully disrupt the access market and improve the increased infrastructure construction required to transmit and distribute power to industrial, commercial, and residential customers. We currently generate approximately 75% of Industrial Solutions revenue from electrical utilities and other industrial end markets, and we will continue this energy transition focus for years to come.



EXPANDING THE ROLE IN RECYCLED PRODUCT MANUFACTURING

Our market leadership in engineered composite matting is rooted in our longstanding belief in sustainable innovation. We designed our DURA-BASE matting system to be purposefully 100% recyclable at the end of its life-cycle. Our years of experience in product recycling and net-zero waste manufacturing operations is a springboard to leverage our core competencies, and we have established clear objectives to expand our usage of recycled content in manufacturing. We remain committed to developing market-leading sustainable technologies that deliver long-term shareholder value through focused innovation and execution.

BUSINESS UPDATE
FLUIDS SYSTEMS



Newpark Fluids Systems is a socially responsible, solutions-focused partner, consistently recognized for our industry-leading products and service quality. We have an unmatched ability to enhance our customers' drilling performance through our portfolio of drilling, reservoir, stimulation fluids, and associated services, supported by our innovative digital modeling software suite.



FOCUS ON SUSTAINABILITY

As the world's population grows and economies develop, energy demand will rise, requiring an increasing energy supply. While the transition to renewable energy sources is underway, global oil and natural gas demand is projected to grow over the next decade. Our customers in this industry are responsible for reducing their carbon footprint and adopting cleaner technologies. This increased sustainability can provide a pathway for a managed transition to renewable energy sources.

Sustainable innovation is at the heart of Newpark's culture as we continue to deliver industry-leading solutions to meet our customers increasing demands for reducing carbon emissions. Newpark has a long history of offering superior products and solutions that improve industry best practices, helping customers optimize resource management while working in harmony with the environment. Our innovation focuses on expanding the role of high-performance water-based drilling fluids systems for oil, natural gas, and geothermal drilling applications, which help reduce the consumption of hydrocarbon-based products and associated waste while optimizing drilling efficiency.



CAPITAL-LIGHT BUSINESS MODEL

Oil and natural gas activity in key markets, such as the United States, remains well below historical levels, requiring a more agile and capital-light business model. Over the past three years, roofline rationalization, working capital optimization efforts, and divestitures of our U.S. mineral grinding business and Gulf of Mexico operations have set a course for more than $200 million reduction in invested capital.

Meanwhile, as global energy demand continues to increase and the European community seeks to enhance the security of energy supply, Newpark is well positioned with customers in key supply markets throughout Europe, Africa, and the Middle East, building upon our decades of experience.

CUSTOMER FOCUS

The award-winning Newpark Service Advantage™ encompasses our commitment to delivering creative solutions for our customers' challenges, proactively identifying problems, and aligning our technology development with their long-term strategic objectives. While our mission is to offer our customers the best products and solutions, we also provide an unmatched customer service experience ingrained in our culture and recognized across the industry.

In 2022, our customers again rated Newpark's service quality as best-in-class among our peers. For the second consecutive year, Newpark ranked first with customers in 13 diverse EnergyPoint Research' Oilfield Services Customer Satisfaction Survey' categories, reflecting opinions from more than 3,800 industry participants. Kimberlite Research's '2022 Drilling Fluids Report' also ranked Newpark top in all categories of this prestigious customer survey for the third consecutive year, with the results showing strong year-on-year improvement.

HIGHLIGHT OF
FINANCIALS

80%
of CAPEX driving expansion
of rental fleet and utilities
market penetration

$110M
of cash from divestitures
($80M realized in 2022)

7%
reduction in Net Capital Employed

$107M
of total liquidity (ABL Facility
availability plus cash on-hand)

33%
revenue growth



5%
of outstanding shares
purchased in Q4 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 001-02960



NEWPARK

Newpark Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**72-1123385**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9320 Lakeside Boulevard, Suite 100	
The Woodlands, Texas	**77381**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(281) 362-6800**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	NR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, computed by reference to the price at which the common equity was last sold as of June 30, 2022, was $283.1 million. The aggregate market value has been computed by reference to the closing sales price on such date, as reported by The New York Stock Exchange.

As of February 17, 2023, a total of 89,700,767 shares of common stock, $0.01 par value per share, were outstanding.

Documents Incorporated by Reference:

Pursuant to General Instruction G(3) to this Form 10-K, the information required by Items 10, 11, 12, 13 and 14 of Part III hereof is incorporated by reference from the registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders.

NEWPARK RESOURCES, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2022

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. We also may provide oral or written forward-looking statements in other materials we release to the public. Words such as "will," "may," "could," "would," "should," "anticipates," "believes," "estimates," "expects," "plans," "intends," and similar expressions are intended to identify these forward-looking statements but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management as of the filing date of this Annual Report on Form 10-K; however, various risks, uncertainties, contingencies, and other factors, some of which are beyond our control, are difficult to predict and could cause our actual results, performance, or achievements to differ materially from those expressed in, or implied by, these statements.

We assume no obligation to update, amend, or clarify publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

For additional information regarding these and other factors, risks, and uncertainties that could cause actual results to differ, we refer you to the risk factors set forth in Item 1A "Risk Factors" in this Annual Report on Form 10-K.

PART I

ITEM 1. Business

General

Newpark Resources, Inc. is a geographically diversified supplier providing environmentally-sensitive products, as well as rentals and services to customers across multiple industries. Our business currently operates through two reportable segments: Industrial Solutions and Fluids Systems. In addition, we had a third reportable segment, Industrial Blending, which was exited in 2022.

Our Industrial Solutions segment provides temporary worksite access solutions, including the rental of our recyclable composite matting systems, along with related site construction and services to customers in various markets including power transmission, oil and natural gas exploration and production ("E&P"), pipeline, renewable energy, petrochemical, construction and other industries, primarily in the United States and Europe. We also manufacture and sell our recyclable composite mats to customers around the world, with power transmission being the primary end-market.

Our Fluids Systems segment provides drilling, completion, and stimulation fluids products and related technical services to customers for oil, natural gas, and geothermal projects primarily in North America and Europe, the Middle East and Africa ("EMEA"), as well as certain countries in Asia Pacific and Latin America. In the fourth quarter of 2022, we exited two of our Fluids Systems business units, including our U.S.-based mineral grinding business as well as our Gulf of Mexico fluids operations.

Newpark Resources, Inc. was organized in 1932 as a Nevada corporation. In 1991, we changed our state of incorporation to Delaware. Our principal executive offices are located at 9320 Lakeside Boulevard, Suite 100, The Woodlands, Texas 77381. Our telephone number is (281) 362-6800. You can find more information about us on our website located at www.newpark.com. We file or furnish annual, quarterly and current reports, proxy statements and other documents with the Securities and Exchange Commission ("SEC"). Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge through our website. These reports are available as soon as reasonably practicable after we electronically file these materials with, or furnish them to, the SEC. Our Code of Ethics, our Corporate Governance Guidelines, our Audit Committee Charter, our Compensation Committee Charter, and our Environmental, Social and Governance Committee Charter are also posted to the governance section of our website. We make our website content available for informational purposes only. It should not be relied upon for investment purposes, nor is any information contained on our website incorporated by reference in this Form 10-K. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us.

When referring to Newpark Resources, Inc. ("Newpark," the "Company," "we," "our," or "us"), the intent is to refer to Newpark Resources, Inc. and its subsidiaries as a whole or on a segment basis, depending on the context in which the statements are made. The reference to a "Note" herein refers to the accompanying Notes to Consolidated Financial Statements contained in Item 8 "Financial Statements and Supplementary Data."

Industry Fundamentals

Our Industrial Solutions segment, which has been our primary source of operating income, cash flows, and financial returns in recent years, provides temporary worksite access products and services to a variety of industries, including power transmission, E&P, pipeline, renewable energy, petrochemical, construction and other industries. The demand for our products and services from customers in these industries is driven, in part, by infrastructure construction and maintenance activity levels within the United States and the United Kingdom, including required infrastructure investments to support energy transition efforts. During 2020, our business was impacted by the COVID-19 pandemic, as customers delayed purchases and planned projects. As markets recovered in 2021 following the COVID-related economic slowdown, the impacts of global supply chain disruptions caused elevated cost inflation to the resin and other materials used to manufacture our composite mats, although this impact moderated during 2022. While these raw material cost increases and increased competitive pressures have negatively impacted the profitability of our business, we have worked with customers to substantially mitigate the inflationary impacts on our business. Product sales, which represent approximately one-third of our Industrial Solutions segment revenues, largely reflect sales to power transmission customers and other industrial markets, and typically fluctuate based on the timing of customer orders. The power transmission sector contributes the majority of our Industrial Solutions segment revenues, and we expect customer activity in this sector will grow over the next several years, driven in part by the impacts of increasing investments in energy transition and grid reliance initiatives.

Our Fluids Systems segment operating results remain dependent on oil and natural gas drilling activity levels in the markets we serve and the nature of the drilling operations, which governs the revenue potential of each well. Drilling activity levels depend on a variety of factors, including oil and natural gas commodity pricing, inventory levels, product demand, and regulatory restrictions. Oil and natural gas prices and activity are cyclical and volatile, and this market volatility has had significant impacts on our operating results.

Rig count data remains the most widely accepted indicator of drilling activity. During March 2020, oil prices collapsed due to geopolitical events along with the worldwide effects of the COVID-19 pandemic. As a result, U.S. rig count declined significantly beginning in March 2020 before reaching a low of 244 rigs in August 2020. During 2021, oil prices rebounded, and the average U.S. rig count gradually increased, ending 2021 at 586 rigs. During 2022, oil prices significantly increased due in part to geopolitical events, and the average U.S. rig count continued to increase, ending 2022 at 779 rigs. We anticipate that market activity in the U.S. will remain fairly stable in the near-term, but will remain well below 2019 levels as many of our customers maintain stronger capital discipline and prioritize cash flow generation over growth. Further, in the wake of the COVID-19 pandemic, an uncertain economic environment, including widespread supply chain disruptions, as well as enacted and proposed legislative changes in the U.S. impacting the oil and natural gas industry, make market activity levels difficult to predict.

Outside of North America land markets, drilling activity is generally more stable as this drilling activity is based on longer-term economic projections and multi-year drilling programs, which typically reduces the impact of short-term changes in commodity prices on overall drilling activity. However, operations in several countries in the EMEA region experienced activity disruptions and project delays beginning in early 2020 and continuing through 2021, driven by government-imposed restrictions on movements of personnel, quarantines of staffing, and logistical limitations as a result of the COVID-19 pandemic. Drilling activity within international markets gradually recovered in 2021 and 2022, though the combination of increasing activity levels combined with the impacts of global supply chain disruptions have caused significant cost inflation to many hydrocarbon-based products and chemicals used in our fluids systems. While we have worked, and continue to work, with customers to mitigate the inflationary impact, in some cases, we are unable to adjust, or there may be delays in being able to adjust, our customer pricing on certain international contracts due to the long-term contracts in place. Consequently, the inflationary impacts negatively impacted the profitability of our international operations in 2022. Although we expect this situation to improve in the near-term, the impact of cost inflation is very difficult to predict.

Looking ahead, the combination of recent geopolitical events, including the ongoing conflict between Russia and Ukraine, and elevated oil and natural gas prices are causing several markets to increase drilling activity levels, to help ensure reliable energy supply in the coming years, while reducing their dependency on Russia-sourced oil and natural gas. Consequently, the outlook for several markets, including North America and the EMEA region, continues to strengthen, with growth in activity expected over the next few years.

Strategy

Our long-term strategy includes key foundational elements that are intended to enhance long-term shareholder value creation:

- *Expansion in end-markets aligned to energy transition* – In recent years, the majority of our profitability and cash flow has been derived from the utilities and other industrial end-markets and our continued expansion into these end-markets reflects our highest priority for capital deployment in the foreseeable future. During 2022, approximately 83% of our capital investments were directed to our Industrial Solutions segment, the majority of which was to grow our rental fleet in support of our expanding presence in the power and transmission sector. Meanwhile, we also divested certain underperforming business units in 2022 within our Fluids Systems segment, which has reduced our dependency on customers in the volatile E&P industry. The continued expansion of revenues in industrial markets, and particularly end-markets that are likely to benefit from ongoing energy transition efforts around the world, such as power transmission, renewable energy, and geothermal, remains a strategic priority going forward, and we anticipate that our capital investments will primarily focus on supporting this objective.

- *Provide products that enhance environmental sustainability* – We have a long history of providing environmentally-sensitive technologies to our customers. In the Industrial Solutions segment, we believe that the lightweight design of our fully recyclable DURA-BASE® matting system provides a distinct environmental advantage for our customers as compared to alternative wood mat products in the market, by eliminating deforestation required to produce wood mat products while also reducing greenhouse gas emissions associated with product transportation. We also continue to leverage our investments in research and development capabilities and adaptable manufacturing processes to increase the use of recycled and alternate materials in our composite mat production, providing further potential economic benefits along with a significant reduction in lifecycle greenhouse gas emissions when compared to using traditional virgin resin. During 2022, our manufacturing operations consumed over 450,000 pounds of recycled resin, and we look to expand our usage of recycled materials going forward. In our Fluids Systems segment, our family of high-performance water-based fluids systems, which we market as Evolution® and DeepDrill® systems, are designed to enhance drilling performance while also providing a variety of environmental benefits relative to traditional oil-based fluids. Our Fluids Systems segment has also developed a water-based fluids system designed specifically for clean-energy geothermal drilling, which we market as TerraTherm™. The continued advancement of technology that provides our customers with economic benefits, while also enhancing their environmental and safety programs, remains a priority for our research and development efforts.

- *Focus on value creation, balancing growth with return of capital to shareholders* – We are committed to a disciplined growth strategy, balancing our investments in high-returning business activities with the return of capital through share repurchases. During the fourth quarter of 2022, we purchased approximately 5% of our outstanding shares of common stock and are committed to returning a substantial portion of our future free cash flow generation to our shareholders.

Segment Overview

Industrial Solutions

Our Industrial Solutions segment provides temporary worksite access solutions, including the rental of our recyclable composite matting systems, along with related site construction and services to customers in various markets including power transmission, E&P, pipeline, renewable energy, petrochemical, construction and other industries, primarily in the United States and Europe (70% of 2022 segment revenues represented rental and service). We also manufacture and sell our recyclable composite mats to customers around the world, with power transmission being the primary end-market (30% of 2022 segment revenues represented product sales).

Raw Materials — The resins, chemicals, and other materials used to manufacture our recyclable composite mats are widely available. Resin is the largest material component in the manufacturing of our recyclable composite mat products. We believe that our sources of supply for materials used in our business are adequate for our needs. We are not dependent upon any one supplier, and we have encountered no significant shortages or delays in obtaining any raw materials. In recent years, we have also expanded the use of recycled materials in our manufacturing process, which we believe provides further protection against potential shortages of virgin raw materials.

Technology — We have patents related to the design and manufacturing of our recyclable DURA-BASE mats and several of the components, as well as other products and systems related to these mats (including the connecting pins and the EPZ Grounding System™), although certain key patents have since expired in recent years. Using proprietary technology and systems is an important aspect of our business strategy. We believe the lightweight design of our recyclable matting system provides a distinct environmental benefit for our customers as compared to alternative wood mat products in the market, by eliminating deforestation required to produce wood mat products and also reducing CO^2 emissions associated with product transportation. While we continue to enhance the performance, environmental, and safety benefits of our products and add to our patent portfolio, we believe that our scale, responsiveness to customers, and reputation in the industry with respect to our technical development and know-how, understanding of regulatory requirements, and our ability to deliver superior worksite access solutions also have competitive significance in the markets we serve.

Competition — Our market is fragmented and competitive, with many competitors providing various forms of worksite access products and services. Wood mats and stone continue to be the primary solutions utilized for temporary worksite access across industries, though composite matting solutions continue to gain market share. The competitive landscape for composite mat sales is less fragmented than rental and services, with only a few competitors providing various alternatives to our DURA-BASE composite mat products, including Signature Systems Group and Spartan Mat. This is due to many factors, including large capital start-up costs and proprietary technology associated with these products. We believe that the principal competitive factors in our businesses include reputation, product capabilities, price, innovation through R&D, and reliability, and that our competitive position is enhanced by our proprietary products, manufacturing expertise, services, and experience.

Customers — Our customers are principally utility companies, infrastructure construction companies, and oil and natural gas E&P companies operating in the markets that we serve. Wood mats and stone continue to be the primary solutions utilized for temporary worksite access across industries, though composite matting solutions continue to gain market share. During 2022, approximately 71% of our segment revenues were derived from our 20 largest segment customers. No single customer accounted for more than 10% of our segment revenues. The segment also generated 93% of its revenues domestically during 2022. Typically, we perform services either under short-term contracts or rental service agreements. As most agreements with our customers are cancellable upon short notice, our backlog is not significant. We do not derive a significant portion of our revenues from government contracts.

Fluids Systems

Our Fluids Systems segment provides drilling, completion, and stimulation fluids products and related technical services to customers for oil, natural gas, and geothermal projects primarily in North America (67% of 2022 segment revenues) and EMEA (30% of 2022 segment revenues), as well as certain countries in Asia Pacific and Latin America. We offer customized solutions for complex subsurface conditions such as horizontal, directional, geologically deep, or drilling in deep water. These projects require high levels of monitoring and technical support of the fluids system during the drilling process. In the fourth quarter of 2022, we exited two of our Fluids Systems business units, including our U.S.-based mineral grinding business as well as our Gulf of Mexico fluids operations (see Note 2 for additional information).

Raw Materials — We believe that our sources of supply for materials and equipment used in our fluids business are adequate for our needs. In connection with the sale of our U.S.-based mineral grinding business, we entered into a four-year barite supply agreement for certain regions of our U.S. drilling fluids business. We also obtain barite and other materials used in the fluids business from various third-party suppliers. In 2022, as a result of the global supply chain disruptions, including the effect of the ongoing conflict between Russia and Ukraine, we experienced shortages and significant cost increases associated with many of our raw materials, however, none of the product shortages materially impacted our operations.

Technology — Proprietary technology and systems are an important aspect of our business strategy, though we believe that our reputation in the industry, the range of services we offer, ongoing technical development and know-how, and responsiveness to customers, are of equal or greater competitive significance than our existing proprietary rights. We seek patents and licenses on new developments whenever we believe it creates a competitive advantage in the marketplace. We own patent rights in a family of high-performance water-based fluids systems, which we market as Evolution® and DeepDrill® systems, which are designed to enhance drilling performance while also providing a variety of environmental benefits relative to traditional oil-based fluids. In addition, we have developed the TerraTherm™ water-based fluids system designed specifically for clean-energy geothermal drilling. We also rely on a variety of unpatented proprietary technologies and know-how in many of our applications.

Competition — Globally, we face competition from larger companies, including Halliburton, Schlumberger, and Baker Hughes, which compete vigorously on fluids performance and/or price. Moreover, these companies have broad product and service offerings in addition to their fluids systems. Within North America, the drilling fluids market is more fragmented, with many smaller regional competitors competing with us primarily on price and local relationships. We believe that the principal competitive factors in our businesses include a combination of technical proficiency, reputation, price, reliability, quality, and experience, and that our competitive position is enhanced by our best-in-class customer experience and value enhancing products and services.

Customers — Our customers are principally major integrated and independent oil and natural gas E&P companies operating in the markets that we serve. During 2022, approximately 47% of segment revenues were derived from our 20 largest segment customers. No single customer accounted for more than 10% of our segment revenues. The segment also generated 57% of its revenues domestically during 2022. In North America, we primarily perform services either under short-term standard contracts or under "master" service agreements. Internationally, some customers issue multi-year contracts, but many are on a well-by-well or project basis. As most agreements with our customers can be terminated upon short notice, our backlog is not significant. We do not derive a significant portion of our revenues from government contracts.

Industrial Blending

Our Industrial Blending segment began operations in 2020 and supported industrial end-markets, including the production of disinfectants and industrial cleaning products. In 2022, we completed the wind down of the Industrial Blending business, and sold the industrial blending and warehouse facility and related equipment located in Conroe, Texas (see Note 2 for additional information).

Human Capital

We are committed to providing a diverse and inclusive environment for all employees and for those with whom we conduct business. We recognize our greatest assets are our people, and our long-term sustainability depends on our ability to attract, motivate, and retain the highly talented individuals that make up the Newpark team, while protecting each other like family and sustaining the environment in which we work. We appreciate our people and their achievements as we recognize they are integral to fully implementing our business strategy, which directly translates to improving our long-term profitability and increasing shareholder value.

As a global company, the Newpark team supporting our customers spans more than 20 countries, and more than half of our employees reside outside of the United States. Our global footprint provides natural diversity within our organization and serves as a foundation to support an inclusive approach to everything that we do. At December 31, 2022, we employed approximately 1,540 full and part-time personnel, none of which are represented by labor unions. We consider our relations with our employees to be satisfactory and through various company-culture initiatives, strive to reinforce our commitment to our Core Values of safety, integrity, respect, excellence, and accountability. The following charts present the geographic composition of our revenues and workforce.



2022 Revenues
Europe, the Middle East, and Africa 24%
Asia Pacific / Latin America 3%
North America 73%

December 2022 Workforce
North America 44%
Europe, the Middle East, and Africa 54%
Asia Pacific / Latin America 2%

Governmental Regulations

Our business exposes us to regulatory risks associated with the various industries that we serve, including governmental regulations relating to the oil and natural gas industry in general, as well as environmental, health, and safety regulations that have specific application to our business. Our activities are impacted by various federal, state, local, and foreign laws, regulations, and policies related to pollution control, health, and safety programs that are administered and enforced by regulatory agencies.

We have implemented various procedures designed to ensure compliance with applicable regulations and reduce the risk of damage or loss. These include specified handling procedures and guidelines for waste, ongoing employee training, and monitoring, as well as maintaining insurance coverage. We also utilize a corporate-wide health, safety, and environmental management system ("HSEMS"). The HSEMS is designed to capture information related to the planning, decision-making, and general operations of environmental regulatory activities within our operations. We also use the HSEMS to capture the information generated by regularly scheduled independent audits that are performed to validate the findings of our internal monitoring and auditing procedures.

ITEM 1A. Risk Factors

The following summarizes the most significant risks to our business. In addition to these risks, we are subject to a variety of risks that affect many other companies generally, as well as other risks and uncertainties that are not known to us as of the date of this Annual Report. Our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. Any of these risk factors, either individually or in combination, could have a material adverse effect on our results of operations or financial condition, or prevent us from meeting our profitability or growth objectives. If you hold our securities or are considering an investment in our securities, you should carefully consider the following risks, together with the other information contained in this Annual Report.

Risks in this section are grouped in the following categories: (1) Business and Industry Risks; (2) Indebtedness Risks; (3) Legal and Regulatory Risks; (4) Financial Risks; and (5) General Risks. Many risks affect more than one category, and the risks are not in order of significance or probability of occurrence because they have been grouped by categories.

<u>**Business and Industry Risks**</u>

Risks Related to the Worldwide Oil and Natural Gas Industry

Although we continue to diversify our operations and expand into a variety of end-markets, we derive a significant portion of our revenues from customers in the worldwide oil and natural gas industry; therefore, our risk factors include those factors that impact the demand for oil and natural gas. Spending by our customers for exploration, development, and production of oil and natural gas is based on a number of factors, including expectations of future hydrocarbon demand, energy prices, the risks associated with developing reserves, our customers' ability to finance exploration and development of reserves, regulatory developments, and the future value of the reserves. Reductions in customer spending levels adversely affect the demand for our products and services, and consequently, our revenues and operating results. The key risk factors that we believe influence the worldwide oil and natural gas markets are discussed below.

Demand for oil and natural gas is subject to factors beyond our control

Demand for oil and natural gas, and consequently the demand for our products and services, is highly correlated with global economic growth and in particular by the economic growth of countries such as the U.S., India, China, and developing countries in Asia and the Middle East. Weakness in global economic activity, as well as the global energy transition, could reduce demand for oil and natural gas and result in lower oil and natural gas prices. For example, demand for oil and natural gas has been and could continue to be impacted by, among other things, the effects of global health crises, geopolitical issues, supply chain disruptions and inflation. There remains significant uncertainty regarding the long-term impact to global oil demand, which will ultimately depend on various factors and consequences beyond our control. Continued weakness or deterioration of the global economy could further reduce our customers' spending levels and could reduce our revenues and operating results.

Regulatory agencies and environmental advocacy groups in the European Union, the U.S. and other regions or countries have been focusing considerable attention on the emissions of carbon dioxide, methane and other greenhouse gases and their role in climate change. There is also increased focus, including by governments and our customers, investors and other stakeholders, on these and other sustainability and energy transition matters. Existing or future legislation and regulations related to greenhouse gas emissions and climate change, as well as initiatives by governments, nongovernmental organizations, and companies to conserve energy or promote the use of alternative energy sources, and negative attitudes toward or perceptions of fossil fuel products and their relationship to the environment, may significantly curtail demand for and production of oil and gas in areas of the world where our customers operate, and thus reduce future demand for our products and services. This may, in turn, have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Supply of oil and natural gas is subject to factors beyond our control

Supply of oil and natural gas can be affected by the availability of quality drilling prospects, exploration success, and the number and productivity of new wells drilled and completed, as well as the rate of production and resulting depletion of existing wells. Oil and natural gas storage inventory levels are indicators of the relative balance between supply and demand. Supply can also be impacted by the degree to which individual Organization of Petroleum Exporting Countries nations and other large oil and natural gas producing countries are willing and able to control production and exports of hydrocarbons, to decrease or increase supply, and to support their targeted oil price or meet market share objectives. Any of these factors could affect the supply of oil and natural gas and could have a material effect on our results of operations.

Volatility of oil and natural gas prices can adversely affect demand for our products and services

Volatility of oil and natural gas prices can also impact our customers' activity levels and spending for our products and services. The level of energy prices is important to the cash flow for our customers and their ability to fund exploration and development activities. Expectations about future commodity prices and price volatility are important for determining future spending levels. Our customers also consider the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk.

Our customers' activity levels, spending for our products and services, and ability to pay amounts owed us could be impacted by the ability of our customers to access equity or credit markets

Our customers' activity levels are dependent on their ability to access the funds necessary to develop oil and natural gas prospects and their ability to generate sufficient returns on investments. In recent years, limited access to external sources of funding, including the impacts of the global energy transition and pressures from their investors to generate consistent cash flow has, at times, caused customers in the oil and natural gas industry to reduce their capital spending plans. In addition, a reduction of cash flow to our customers resulting from declines in commodity prices or the lack of available debt or equity financing may impact the ability of our customers to pay amounts owed to us.

A heightened focus by our customers on cost-saving measures rather than the quality of products and services could reduce the demand for our products and services

Our customers are continually seeking to implement measures aimed at greater cost savings, which may include the acceptance of lesser quality products and services in order to improve short term cost efficiencies as opposed to total cost efficiencies. The continued implementation of these kinds of cost saving measures could reduce the demand or pricing for our products and services and have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Our Ability to Generate Internal Growth

Our ability to generate internal growth may be affected by, among other factors, our ability to:

- attract new customers;
- increase the number of projects performed for existing customers;
- successfully bid for new projects;
- hire and retain qualified personnel;
- obtain necessary levels of equipment; and
- adapt the range of products and services we offer to address our customers' evolving needs.

In addition, our customers may reduce the number or size of projects available to us due to their inability to obtain capital or in response to economic conditions.

Furthermore, the growth of our Industrial Solutions segment is heavily dependent upon the production of our recyclable composite mat products, which in turn is dependent on the operations and capacity of our manufacturing facilities in Carencro, Louisiana.

Many of the factors affecting our ability to generate internal growth may be beyond our control, and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. If we are unsuccessful, we may not be able to achieve internal growth, expand our operations or grow our business.

Risks Related to Economic and Market Conditions that May Impact Our Customers' Future Spending

A substantial portion of our operating income, cash flows, and financial returns is generated from construction projects, the awarding of which we do not directly control. The construction industry historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in business cycles of our customers, material shortages, price increases by subcontractors, interest rate fluctuations and other economic factors beyond our control. When the general level of economic activity deteriorates, our customers may delay, or cancel upgrades, expansions, and/or maintenance and repairs to their systems. Many factors, including the financial condition of the industry, could adversely affect our customers and their willingness to fund capital expenditures in the future.

In addition, economic, regulatory and market conditions affecting our specific end markets may adversely impact the demand for our services, resulting in the delay, reduction or cancellation of certain projects and these conditions may continue to adversely affect us in the future.

Risks Related to Customer Concentration and Reliance on the U.S. E&P Market

In 2022, approximately 38% of our consolidated revenues were derived from our 20 largest customers, although no customer accounted for more than 10% of our consolidated revenues. While we are not dependent on any one customer or group of customers, the loss of one or more of our significant customers could have an adverse effect on our results of operations and cash flows. In addition, approximately 66% of our consolidated revenues in 2022 were derived from our U.S. operations, including approximately $400 million from the exploration and production market.

Over the past several years, the U.S. oil and natural gas market has experienced periods of significant declines which reduced the demand for our services and negatively impacted customer pricing in our U.S. operations. Due in part to these changes, our quarterly and annual operating results have fluctuated significantly and may continue to fluctuate in future periods. Because our business has substantial fixed costs, including significant facility and personnel expenses, downtime or low productivity due to reduced demand could have a material adverse effect on our business, financial condition, and results of operations.

While our continued expansion into a variety of non-E&P markets, the 2022 divestitures of the Excalibar U.S. mineral grinding business and Gulf of Mexico drilling fluids operations, as well as the geographic diversification into select foreign E&P markets, is intended to grow the business and reduce our dependency on the cyclical U.S. oil and natural gas market, these efforts may not be successful or sufficient to offset this volatility.

Risks Related to International Operations

We have significant operations outside of the U.S., including Canada and certain areas of Europe, the Middle East and Africa. In 2022, our international operations generated approximately 34% of consolidated revenues. Substantially all of our cash balance at December 31, 2022 resides within our international subsidiaries. Algeria represented our largest international market outside of North America, with our Algerian operations representing 7% of our consolidated revenues for 2022 and 7% of our total assets at December 31, 2022, including 24% of our total cash balance at December 31, 2022.

In addition, we may seek to expand to other areas outside the U.S. in the future. International operations are subject to a number of risks and uncertainties which could negatively impact our results from operations, including:

- difficulties and cost associated with complying with a wide variety of complex foreign laws, treaties, and regulations;
- uncertainties in or unexpected changes in regulatory environments or tax laws, including with respect to climate change;
- legal uncertainties, timing delays, and expenses associated with tariffs, export licenses, and other trade barriers;
- difficulties enforcing agreements and collecting receivables through foreign legal systems;
- risks associated with failing to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, export laws, and other similar laws applicable to our operations in international markets;
- exchange controls or other limitations on international currency movements, including restrictions on the repatriation of funds to the U.S. from certain countries;
- sanctions imposed by the U.S. government that prevent us from engaging in business in certain countries or with certain counter-parties;
- expropriation or nationalization of assets;
- inability to obtain or preserve certain intellectual property rights in the foreign countries in which we operate;
- our inexperience in certain international markets;
- health emergencies or pandemics (such as the COVID-19 pandemic);
- fluctuations in foreign currency exchange rates;
- political and economic instability; and
- acts of terrorism.

In addition, several North African markets in which we operate, including Tunisia, Egypt, Libya, and Algeria have experienced social and political unrest in past years, which, when they occur, negatively impact our operating results and can include the temporary suspension of our operations.

Risks Related to the Ongoing Conflict Between Russia and Ukraine

Given the nature of our business and our global operations, the current conflict between Russia and Ukraine may adversely affect our business and results of operations. Although we do not have any operations in Russia or Ukraine, the broader consequences of this conflict, which may include sanctions, embargoes, supply chain disruptions, regional instability, and geopolitical shifts, and the extent of the conflict's effect on our business and results of operations as well as the global economy, cannot be predicted.

The ongoing conflict may also have the effect of heightening many of the other risks specified in our Risk Factors or disclosed in our public filings, any of which could materially and adversely affect our business and results of operations. Such risks include, but are not limited to, the volatility of oil and natural gas prices that can adversely affect demand for our products and services; our customers' activity levels, spending for our products and services, and ability to pay amounts owed us that could be impacted by the ability of our customers to access equity or credit markets; the price and availability of raw materials; the cost and continued availability of borrowed funds; and cybersecurity breaches or business system disruptions.

Risks Related to Operating Hazards Present in the Oil and Natural Gas and Utilities Industries and Substantial Liability Claims, Including Catastrophic Well Incidents

We are exposed to significant health, safety, and environmental risks. Our operations are subject to hazards present in the oil and natural gas industry, such as fires, explosions, blowouts, oil spills, and leaks or spills of hazardous materials (both onshore and offshore), as well as hazards in the electrical utility industry, such as exposure to wildfires, high voltage electrocution, among other risks. These incidents as well as accidents or problems in normal operations can cause personal injury or death and damage to property or the environment. From time to time, customers seek recovery for damage to their equipment or property that occurred during the course of our service obligations. Damage to our customers' property and any related spills of hazardous materials could be extensive if a major problem occurs.

Generally, we rely on contractual indemnities, releases, limitations on liability with our customers, and insurance to protect us from potential liability related to such events. However, our insurance and contractual indemnification may not be sufficient or effective to protect us under all circumstances or against all risks. In addition, our customers' changing views on risk allocation together with deteriorating market conditions could force us to accept greater risks to obtain new business or retain renewing business and could result in us losing business if we are not prepared to take such risks. Moreover, we may not be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any damages caused by our services or products that are not covered by insurance or contractual indemnification, or are in excess of policy limits or subject to substantial deductibles, could adversely affect our financial condition, results of operations, and cash flows. See "Risks Related to the Inherent Limitations of Insurance Coverage" below for additional information.

Risks Related to Contracts that Can Be Terminated or Downsized by Our Customers Without Penalty

Many of our fixed-term contracts contain provisions permitting early termination by the customer at their convenience, generally without penalty, and with limited notice requirements. In addition, many of our contracts permit our customers to decrease the products or services without penalty, which could result in a decrease in our revenues and profitability. As a result, you should not place undue reliance on the strength of our customer contracts or the terms of those contracts.

Risks Related to Product Offering and Market Expansion

As a key component of our long-term strategy to diversify our revenue streams generated from both operating segments, we seek to continue to expand our product and service offerings and enter new customer markets with our existing products. As with any market expansion effort, new customer and product markets require additional capital investment and include inherent uncertainties regarding customer expectations, industry-specific regulatory requirements, product performance, and customer-specific risk profiles. In addition, we likely will not have the same level of operational experience with respect to the new customer and product markets as will our competitors. As such, new market entry is subject to a number of risks and uncertainties, which could have an adverse effect on our business, financial condition, or results of operations.

Risks Related to Our Ability to Attract, Retain, and Develop Qualified Leaders, Key Employees, and Skilled Personnel

Our failure to attract, retain, and develop qualified leaders and key employees could have a material adverse effect on our business. In addition, all of our businesses are highly dependent on our ability to attract and retain highly-skilled product specialists, technical sales personnel, and service personnel. The market for qualified employees is extremely competitive. If we cannot attract and retain qualified personnel, our ability to compete effectively and grow our business will be severely limited. Also, a significant increase in wages paid by competing employers could result in a reduction in our skilled labor force or an increase in our operating costs.

We have experienced, and expect to continue to experience, a shortage of labor for certain functions, which has increased our labor costs and negatively impacted our profitability. The extent and duration of the effect of these labor market challenges are subject to numerous factors, including the availability of qualified persons in the markets where we and our contracted service providers operate and unemployment levels within these markets, behavioral changes, prevailing wage rates and other benefits, inflation, adoption of new or revised employment and labor laws and regulations (including increased minimum wage requirements) or government programs, safety levels of our operations, and our reputation within the labor market.

Risks Related to Expanding Our Services in the Utilities Sector, Which May Require Unionized Labor

Although none of our employees are currently represented by labor unions, we may expand our services offered in the utilities sector, the customers of which may require unionized labor. If we, a subsidiary, or a business partner were to have a unionized workforce, we may be subject to strikes or work stoppages, wage and hour regulations, or other regulations associated with a collective bargaining agreement, which could adversely impact our relationships with our customers and cause us to lose business, and could result in an increase in our operating costs.

Risks Related to the Price and Availability of Raw Materials

Our ability to provide products and services to our customers is dependent upon our ability to obtain raw materials necessary to operate our business. Certain of the raw materials essential to our business are sourced globally and require various freight services to transport the materials to our job sites. These services may be impacted by periodic supply chain disruptions and, particularly during times of high demand, may cause delays in the arrival of or otherwise constrain our supply of raw materials. These constraints could have a material adverse effect on our business and consolidated results of operations. In addition, price increases, whether as a result of inflation, geopolitical issues, or otherwise, imposed by our vendors for raw materials used in our business and the inability to pass these increases through to our customers could have a material adverse effect on our business and results of operations.

Our Industrial Solutions business is highly dependent on the availability of high-density polyethylene ("HDPE"), which is the primary raw material used in the manufacture of our recyclable composite mats. The cost of HDPE increased significantly in 2021, and although these costs moderated somewhat in 2022, remain higher than recent years. Our costs can vary based on the energy costs of the producers of HDPE, demand for this material, and the capacity or operations of the plants used to make HDPE. We may not be able to increase our customer pricing to cover the cost increases that we have experienced, which could result in a reduction in future profitability.

In addition, our Fluids Systems business is highly dependent on the availability of barite, which is a naturally occurring mineral that constitutes a significant portion of our fluids systems. In connection with the sale of our U.S.-based mineral grinding business in the fourth quarter of 2022, we entered a four-year barite supply agreement for certain regions of our U.S. drilling fluids business. We also obtain barite and other materials used in the fluids business from various third-party suppliers. The availability and cost of barite ore is dependent on factors beyond our control, including transportation, political priorities, U.S. tariffs, and government-imposed export fees in the exporting countries, as well as the impact of weather and natural disasters. The future supply of barite ore from existing sources may be inadequate to meet the market demand, particularly during periods of increasing world-wide demand, which could ultimately restrict industry activity or our ability to meet our customers' needs.

Risks Related to Inflation

Increases in the cost of wages, materials, parts, equipment and other operational components has the potential to adversely affect our results of operations, cash flows and financial position by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers for our products and services. In addition, inflation has also resulted in higher interest rates, which could cause an increase in the cost of debt borrowing in the future, as well as supply chain shortages, an increase in the costs of labor, currency fluctuations and other similar effects.

Risks Related to Capital Investments, Business Acquisitions, and Joint Ventures

Our ability to successfully execute our business strategy will depend, among other things, on our ability to make capital investments, complete acquisitions, and enter joint ventures, which provide us with financial benefits. These investments, acquisitions, and joint ventures are subject to a number of risks and uncertainties, including:

▪ incorrect assumptions regarding business activity levels or results from our capital investments, acquired operations, or assets;

▪ insufficient revenues to offset liabilities assumed;

▪ potential loss of significant revenue and income streams;

▪ increased or unexpected expenses;

▪ inadequate return of capital;

▪ regulatory or compliance issues;

▪ potential loss of key employees, customers, or suppliers of the acquired company;

▪ the triggering of certain covenants in our debt agreements (including accelerated repayment);

- unidentified issues not discovered in due diligence;

- failure to complete a planned acquisition transaction or to successfully integrate the operations or management of any acquired businesses or assets in a timely manner;

- diversion of management's attention from existing operations or other priorities;

- unanticipated disruptions to our business associated with the implementation of our enterprise-wide operational and financial system; and

- delays in completion and cost overruns associated with large capital investments.

Any of the factors above could have an adverse effect on our business, financial condition, or results of operations. Additionally, the anticipated benefits of a capital investment, acquisition, or joint venture may not be realized fully or at all, or may take longer to realize than expected.

In addition, we may enter into joint ventures and other similar arrangements where control may be shared with unaffiliated third parties, or where we are not a controlling party. In such instances, we may have limited control over joint venture decisions and actions, which may have an impact on our business. If our joint venture partners fail to satisfactorily perform their joint venture obligations, the joint venture may be unable to adequately perform or deliver its contracted services. Under these circumstances, we may be required to make additional investments or provide additional services to ensure the adequate performance and delivery of the contracted services. These additional obligations could result in reduced profit and may impact our reputation in the industry. We may also be held to be jointly and severally liable for the obligations and liabilities of our joint venture partners.

Risks Related to Market Competition

We face competition and compete vigorously on product performance and/or price. Our competition in the North America Fluids Systems business and U.S. Industrial Solutions business is fragmented. Our competition in the international Fluids Systems business includes larger companies, such as Halliburton, Schlumberger, and Baker Hughes. These larger companies have broad product and service offerings in addition to their drilling and completion fluids, and at times, attempt to compete by offering discounts to customers to use multiple products and services, some of which we do not offer. The smaller regional competitors compete with us mainly on price and local relationships.

In the Industrial Solutions business, many competitors provide various forms of worksite access products and services. More recently, several competitors have begun marketing composite products to compete with our DURA-BASE matting system. While we believe the design and manufacturing quality of our products provide a differentiated value to our customers, many of our competitors seek to compete on pricing. In addition, certain patents related to our DURA-BASE matting system have expired, and competitors may begin offering mats that include features described in those patents. We have filed additional patent applications on improvements to the structure of, features of, and uses of the DURA-BASE matting system, but there is no assurance that our competitors will not be able to offer products that are similar to these improvements, features, or uses of the DURA-BASE matting system.

In addition, certain customer contracts are awarded through a competitive bidding process. The strong competition in our markets requires maintaining skilled personnel and investing in technology, and also puts pressure on profit margins. We do not obtain contracts from all of our bids and our inability to win bids at acceptable profit margins would adversely affect our business and results of operations.

Risks Related to Technological Developments and Intellectual Property

The market for our products and services requires technological developments that generate improvements in product performance or service delivery. If we are not successful in continuing to develop new products, enhancements, or improved service delivery that are accepted in the marketplace or that comply with industry standards, we could lose market share to competitors, which could have a material adverse effect on our results of operations and financial condition.

Our success can be affected by our development and implementation of new product designs and improvements, or software developments, and by our ability to protect and maintain critical intellectual property assets related to these developments. Although in many cases our products are not protected by any registered intellectual property rights, in other cases we rely on a combination of patents and trade secret laws to establish and protect this proprietary technology. While patent rights give the owner of a patent the right to exclude third parties from making, using, selling, and offering for sale the inventions claimed in the patents, they do not necessarily grant the owner of a patent the right to practice the invention claimed in a patent. It may also be possible for a third party to design around our patents. We do not have patents in every country in which we conduct business and our patent portfolio will not protect all aspects of our business. When patent rights expire, competitors are generally free to offer the technology and products that were covered by the patents. Additionally, the trade secret laws of some foreign countries may not protect our proprietary technology in the same manner as the laws of the United States.

We also protect our trade secrets by customarily entering into confidentiality and/or license agreements with our employees, customers and potential customers, and suppliers. Our rights in our confidential information, trade secrets, and confidential know-how will not prevent third parties from independently developing similar information. Publicly available information (such as information in expired patents, published patent applications, and scientific literature) can also be used by third parties to independently develop technology. We cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology.

We may from time to time engage in expensive and time-consuming litigation to determine the enforceability, scope, and validity of our patent rights. In addition, we can seek to enforce our rights in trade secrets, or "know-how," and other proprietary information and technology in the conduct of our business. However, it is possible that our competitors may infringe upon, misappropriate, violate or challenge the validity or enforceability of our intellectual property, and we may not be able to adequately protect or enforce our intellectual property rights in the future.

The tools, techniques, methodologies, programs, and components we use to provide our services may infringe upon the intellectual property rights of others. Infringement claims generally result in significant legal and other costs, and may distract management from running our business. Royalty payments under licenses from third parties, if applicable, could increase our costs. Additionally, developing non-infringing technologies could increase our costs. If a license were not available, we might not be able to continue providing a particular service or product, which could adversely affect our financial condition, results of operations and cash flows.

Risks Related to Severe Weather, Natural Disasters, and Seasonality

We have significant operations located in market areas around the world that are negatively impacted by severe adverse weather events or natural disasters, particularly the U.S. A potential result of climate change is more frequent or more severe weather events or natural disasters. To the extent such weather events or natural disasters become more frequent or severe, disruptions to our business and costs to repair damaged facilities could increase.

These severe weather events or natural disasters, such as excessive rains, hurricanes, fires, or droughts, could disrupt our operations and result in damage to our properties, including the manufacturing facilities and technology center for our Industrial Solutions business located in Carencro, Louisiana, or our leased fluids industrial space in Fourchon, Louisiana. Additionally, there are market areas around the world in which our operations are subject to seasonality such as Canada where the Spring "break-up" (an industry term used to describe the time of year when the frost comes out of the ground causing the earth to become soft and muddy and strict weight restrictions are implemented by the government to prevent potholes forming on roads) results in a significant slowdown in the oil and natural gas industry and our fluids business each year.

Severe weather, natural disasters, and seasonality could adversely affect our or our customers' financial condition, results of operations and cash flows.

Risks Related to Public Health Crises, Epidemics, and Pandemics

The effects of public health crises, epidemics, and pandemics, such as the COVID-19 pandemic have resulted and may in the future result in a significant and swift reduction in U.S. and international economic activity, including adversely affecting the demand for and price of oil and natural gas, as well as the demand for our products and services. In response to reduced demand for our products and services, we would take (and have in the past taken) actions aimed at protecting our liquidity and reshaping the business for the new market realities, including reducing our workforce and cost structure. However, our business contains high levels of fixed costs, including significant facility and personnel expenses, which limits the effectiveness of such actions. The extent to which our operating and financial results are affected by a public health crisis, epidemic or pandemic will depend on various factors beyond our control, such as the duration and scope of such event, including any resurgences and the emergence and spread of a subject pathogen; actions taken by businesses and governments in response to such event; and the speed and effectiveness of responses to combat the subject pathogen, including the availability and public acceptance of effective treatments or vaccines, and how quickly and to what extent normal economic activity can resume, all of which are highly uncertain and cannot be predicted. Any such public health crisis, epidemic or pandemic could also materially and adversely impact our operating and financial results in a manner that is not currently known to us or that we do not currently consider as presenting material risks to our operations.

Indebtedness Risks

Risks Related to the Cost and Continued Availability of Borrowed Funds, including Risks of Noncompliance with Debt Covenants

We use borrowed funds as an integral part of our long-term capital structure and our future success is dependent upon continued access to borrowed funds to support our operations. The availability of borrowed funds on reasonable terms is dependent on the condition of credit markets and financial institutions from which these funds are obtained. Adverse events in the financial markets, or restrictions on lenders ability or willingness to lend to companies that have significant exposure to customers in the oil and natural gas industry, may significantly reduce the availability of funds, which may have an adverse effect on our cost of borrowings and our ability to fund our business strategy. Our ability to meet our debt service requirements and the continued availability of funds under our existing or future loan agreements is dependent upon our ability to generate operating income and generate sufficient cash flow to remain in compliance with the covenants in our debt agreements. This, in turn, is subject to the volatile nature of the oil and natural gas industry, and to competitive, economic, financial, and other factors that are beyond our control.

We primarily fund our ongoing operational needs through a $175 million asset-based revolving credit agreement (the "Amended ABL Facility"). The Amended ABL Facility terminates in May 2027. Borrowing availability under the Amended ABL Facility is calculated based on eligible U.S. accounts receivable, inventory and composite mats included in the rental fleet, net of reserves and subject to limits on certain of the assets included in the borrowing base calculation. To the extent pledged by the borrowers, the borrowing base calculation also includes the amount of eligible pledged cash. The administrative agent may establish reserves in accordance with the Amended ABL Facility, in part based on appraisals of the asset base, and other limits in its discretion, which could reduce the amounts otherwise available under the Amended ABL Facility.

The Amended ABL Facility is a senior secured obligation of the Company and certain of our U.S. subsidiaries constituting borrowers thereunder, secured by a first priority lien on substantially all of the personal property and certain real property of the borrowers, including a first priority lien on certain equity interests of direct or indirect domestic subsidiaries of the borrowers and certain equity interests issued by certain foreign subsidiaries of the borrowers. The Amended ABL Facility contains certain financial covenants, customary representations, warranties and covenants that, among other things, and subject to certain specified circumstances and exceptions, restrict or limit the ability of the borrowers and certain of their subsidiaries to incur indebtedness (including guarantees), grant liens, make investments, pay dividends or distributions with respect to capital stock and make other restricted payments, make prepayments on certain indebtedness, engage in mergers or other fundamental changes, dispose of property, and change the nature of their business.

If we fail to comply with the various covenants and other requirements of the Amended ABL Facility, we would be in default thereunder, which would permit the holders of the indebtedness to accelerate the maturity thereof and proceed against their collateral. The acceleration of any of our indebtedness and the election to exercise any remedies could have a material adverse effect on our business and financial condition and we may not be able to make all of the required payments or borrow sufficient funds to refinance such indebtedness.

If we are unable to generate sufficient cash flows to repay our indebtedness when due or to fund our other liquidity needs, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional financing. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and could have a material adverse effect on our business and financial condition.

Legal and Regulatory Risks

Risks Related to Environmental Laws and Regulations

We are responsible for complying with numerous federal, state, local, and foreign laws, regulations and policies that govern environmental protection, zoning and other matters applicable to our current and past business activities, including the activities of our former subsidiaries. Failure to remain compliant with these laws, regulations and policies may result in, among other things, fines, penalties, costs, investigation and/or cleanup of contaminated sites and site closure obligations, costs of remedying noncompliance, termination or suspension of certain operations, or other expenditures. We could be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Private parties may also pursue legal actions against us based on alleged non-compliance with or liability under certain of these laws, rules and regulations. Further, any changes in the current legal and regulatory environment could impact industry activity and the demands for our products and services, the scope of products and services that we provide, or our cost structure required to provide our products and services, or the costs incurred by our customers.

Many of the markets for our products and services are dependent on the continued exploration for and production of fossil fuels (predominantly oil and natural gas). In recent years, the topic of climate change has received increased attention worldwide. Many scientists, legislators and others attribute climate change to increased levels of greenhouse gases, including carbon dioxide attributed to the use of fossil fuels, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. The Environmental Protection Agency (the "EPA") and other domestic and foreign regulatory agencies have adopted regulations that potentially limit greenhouse gas emissions and impose reporting obligations on large greenhouse gas emission sources. In addition, the EPA has adopted rules that could require the reduction of certain air emissions during exploration and production of oil and natural gas. President Biden's administration officially reentered the U.S. into the Paris Agreement in February 2021 and committed the U.S. to reducing its greenhouse gas emissions by 50-52%

from 2005 levels by 2030. In November 2021, the U.S. and other countries entered into the Glasgow Climate Pact, which includes a range of measures designed to address climate change, including but not limited to the phase-out of fossil fuel subsidies, reducing methane emissions 30% by 2030, and cooperating toward the advancement of the development of clean energy. In August 2022, President Biden also signed into law the Inflation Reduction Act, which contains tax inducements and other provisions that incentivize investment, development, and deployment of alternative energy sources and technologies, which could increase operating costs within the oil and gas industry and accelerate the transition away from fossil fuels. To the extent that laws and regulations enacted as part of climate change legislation increase the costs of drilling for or producing such fossil fuels, limit or restrict oil and natural gas exploration and production, or reduce the demand for fossil fuels, such legislation could have a material adverse effect on our operations and profitability.

The continued expansion of revenues in industrial markets, and particularly end-markets that are likely to benefit from ongoing energy transition efforts around the world, such as power transmission, renewable energy, and geothermal, remains a strategic priority going forward, and we anticipate that our capital investments will primarily focus on supporting this objective. However, it is unclear whether these initiatives, when implemented, will create sufficient incentives for projects or result in increased demand for our services.

There have also been efforts in recent years to influence the investment community, including investment advisors and certain sovereign wealth, pension and endowment funds, promoting divestment of fossil fuel equities and pressuring lenders to limit funding to companies engaged in the extraction of fossil fuel reserves. Such environmental activism and initiatives aimed at limiting climate change and reducing air pollution could interfere with our business activities, operations, and ability to access capital. Furthermore, members of the investment community are increasing their focus on Environmental, Social, and Governance ("ESG") practices and disclosures by public companies, and regulations have been proposed that may subject us to enhanced climate change reporting obligations. As a result, we may continue to face increasing pressure regarding our ESG disclosures and practices. If our ESG disclosures and practices do not meet investor or other stakeholder expectations and standards, which continue to evolve, it could have a material adverse effect on our business or demand for our services.

In addition, hydraulic fracturing is a common practice used by E&P operators to stimulate production of hydrocarbons, particularly from shale oil and natural gas formations in the U.S. The process of hydraulic fracturing, which involves the injection of sand (or other forms of proppants) laden fluids into oil and natural gas bearing zones, has come under increased scrutiny from a variety of regulatory agencies, including the EPA and various state authorities. Several states have adopted regulations requiring operators to identify the chemicals used in fracturing operations, others have adopted moratoriums on the use of fracturing, and the State of New York has banned the practice altogether. In addition, concerns have been raised about whether injection of waste associated with hydraulic fracturing operations, or from the fracturing operations themselves, may cause or increase the impact of earthquakes. Although we do not provide hydraulic fracturing services, we offer stimulation chemicals used in the hydraulic fracturing process. Regulations which have the effect of prohibiting, limiting the use, or significantly increasing the costs of hydraulic fracturing could have a material adverse effect on both the drilling and stimulation activity levels of our customers, and, therefore, the demand for our products and services.

Risks Related to Legal Compliance

As a global business, we are subject to complex laws and regulations in the U.S., the U.K. and other countries in which we operate. These laws and regulations relate to a number of aspects of our business, including anti-bribery and anti-corruption laws, sanctions against business dealings with certain countries and third parties, the payment of taxes, employment and labor relations, immigration, fair competition, data privacy protections, securities regulation, and other regulatory requirements affecting trade and investment. The application of these laws and regulations to our business is often unclear and may sometimes conflict. Compliance with these laws and regulations may involve significant costs or require changes in our business practices that could result in reduced revenue and profitability. Non-compliance could also result in significant fines, damages, and other criminal sanctions against us, our officers or our employees, prohibitions or additional requirements on the conduct of our business and damage our reputation. Certain violations of law could also result in suspension or debarment from government contracts. We also incur additional legal compliance costs associated with global regulations. In some foreign countries, particularly those with developing economies, it may be customary for others to engage in business practices that are prohibited by laws such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, the Italian Criminal Code in Italy, Brazil's Clean Companies Act, India's Prevention of Corruption Act and The Companies Act, and Mexico's Anti-Corruption Law. Although we implement policies and procedures designed to ensure compliance with these laws, there can be no assurance that all of our employees, contractors, agents, and business partners will not take action in violation with our internal policies. In the U.S., there have been increasing instances of opioid and other illicit drug usage as well as illegal immigration in certain of the regions in which we operate. While we have taken steps we believe appropriate to ensure that our employees comply with our internal drug and alcohol policy as well as all applicable immigration laws, we cannot assure you there will not be violations in the future. Any such violation of our internal policies or the law could have a material adverse effect on our reputation, business, financial condition, or results of operations.

Financial Risks

Risks Related to the Inherent Limitations of Insurance Coverage

While we maintain liability insurance, this insurance is subject to coverage limitations. Specific risks and limitations of our insurance coverage include the following:

▪ self-insured retention limits on each claim, which are our responsibility;

▪ exclusions for certain types of liabilities and limitations on coverage for damages resulting from pollution;

▪ coverage limits of the policies, and the risk that claims will exceed policy limits; and

▪ the financial strength and ability of our insurance carriers to meet their obligations under the policies.

In addition, our ability to continue to obtain insurance coverage on commercially reasonable terms is dependent upon a variety of factors impacting the insurance industry in general, which are outside our control. Any of the issues noted above, including insurance cost increases, uninsured or underinsured claims, or the inability of an insurance carrier to meet their financial obligations could have a material adverse effect on our business.

Risks Related to Income Taxes

Our future effective tax rates could be adversely affected by changes in tax laws, both domestically and internationally, or the interpretation or application thereof. From time to time, U.S. and foreign tax authorities, including state and local governments consider legislation that could increase our effective tax rate. For example, the 2017 U.S. Tax Cuts and Jobs Act enacted legislation that requires certain research and development expenditures to be capitalized and amortized over five years, rather than being deducted as incurred. Additionally, longstanding international tax norms that determine each country's jurisdiction to tax cross-border international trade are subject to potential evolution. For example, the Organization for Economic Co-operation and Development ("OECD"), a global coalition of member countries, proposed a two-pillar plan to reform international taxation. The proposals aim to ensure a fairer distribution of profits among countries and to impose a floor on tax competition through the introduction of a global minimum tax. While the European Union agreed in December 2022 to implement the global minimum tax on larger companies in 2024, and other countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposals, we cannot determine whether, or in what form, such legislation will be implemented or ultimately be enacted or what the impact of any such legislation could have on our profitability. If such changes to tax laws are enacted, our profitability could be negatively impacted.

Our future effective tax rates could also be adversely affected by changes in the valuation of our deferred tax assets and liabilities, changes in the mix of earnings in countries with differing statutory tax rates, or by changes in tax treaties, regulations, accounting principles or interpretations thereof in one or more countries in which we operate. In addition, we are subject to the potential examination of our income tax returns by the U.S. Internal Revenue Service and by other tax authorities in jurisdictions where we file tax returns. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that such examinations will not have a material adverse effect on our business, financial condition, or results of operations.

General Risks

Risks Related to Cybersecurity Breaches or Business System Disruptions

We utilize various management information systems and information technology infrastructure to manage or support a variety of our business operations, and to maintain various records, which may include confidential business or proprietary information as well as information regarding our customers, business partners, employees or other third parties. We also utilize third-party vendors and their systems and technology to support our business activities, including secure processing of confidential, sensitive, proprietary and other types of information. Failures of or interference with access to these systems, such as communication disruptions, could have an adverse effect on our ability to conduct operations or directly impact consolidated financial reporting. In addition, our information systems and information technology infrastructure are subject to security threats and sophisticated cyber-based attacks, including, but not limited to, denial-of-service attacks, hacking, "phishing" attacks, computer viruses, ransomware, malware, employee or insider error, malfeasance, social engineering, or physical breaches, that can cause deliberate or unintentional damage, destruction or misuse, manipulation, denial of access to or disclosure of confidential or important information or intellectual property. A failure of or breach in our information systems and information technology infrastructure, or those of our third-party vendors, could expose us and our employees, customers, and suppliers to risks of misuse of information or systems, transaction errors, the compromise of confidential information, manipulation and destruction of data, the loss of sales and customers and operations disruptions. There can be no assurance that the policies and procedures we or these third parties have in place, including system monitoring and data back-up processes, to prevent or mitigate the effects of these potential disruptions or breaches will be sufficient to prevent, detect and limit the impact of disruptions or breaches. We do not carry insurance against these risks, although we do invest in security technology, perform penetration tests from time to time, and design our business processes to attempt to mitigate the risk of such breaches. However, there can be no assurance that security breaches will not occur.

Additionally, the development and maintenance of these measures requires continuous monitoring as technologies change and efforts to overcome security measures evolve. We have experienced cybersecurity threats and incidents involving our systems and third-party systems and expect these incidents to continue. While none of the cybersecurity events have been material to date, a successful breach or attack could have a material negative impact on our operations or business reputation, harm our reputation and relationships with our customers, business partners, employees or other third parties, and subject us to consequences such as litigation and direct costs associated with incident response. In addition, these risks could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to our Strategic Actions

We regularly review our global portfolio of business activities. These reviews focus on evaluating changes in the outlook for our served markets and customer priorities, while identifying opportunities for value-creating options in our portfolio, and placing investment emphasis in markets where we generate strong returns and where we see greater long-term viability and stability. As part of this review, we completed certain actions in 2022, including the sale of our Excalibar U.S. mineral grinding business, the exit of our Industrial Blending operations, and the exit of our Gulf of Mexico fluids operations. For a discussion of the risks associated with these actions, see "Risks Related to our Divestitures" below.

While we have taken meaningful actions to reduce our cost structure, our business contains high levels of fixed costs, including significant facility and personnel expense. We continue to evaluate other under-performing areas of our business, including certain international oil and natural gas markets, and anticipate additional actions may be necessary to optimize our operational footprint and invested capital in the Fluids Systems segment to transform this business for the evolving market conditions and outlook.

If we are unable to successfully execute our strategic actions or achieve some or all of the expected benefits of such actions, we may not achieve the financial or operational results anticipated and it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Risks Related to our Divestitures

We completed several transactions in the fourth quarter of 2022 to exit certain businesses and dispose of the related assets, including our Excalibar U.S. mineral grinding business, Conroe, Texas industrial blending facility, and Fluids Systems Gulf of Mexico operations.

These divestitures could impact us in several ways, including (i) impacting relationships with our customers and vendors, (ii) restricting our operations due to certain specified terms of the agreements, and (iii) diminishing our ability to retain or attract employees due to concerns over future job security or responsibilities.

As a result of the divestitures, we may incur or experience (i) greater costs or realize fewer benefits than anticipated under the agreements, (ii) operational or commercial difficulties segregating the divested assets from our retained assets, (iii) disputes with the purchasers regarding the nature and sufficiency of the transition services we provide or the terms and conditions of our commercial agreements with the purchasers, (iv) higher vendor costs due to reduced economies of scale or other similar dis-synergies, or (v) losses or increased inefficiencies from stranded or underutilized assets. Any of these risks could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

In addition, these divestitures could reduce our future cash flows. If our remaining businesses fail to perform as expected, the divestitures could exacerbate certain of the other risks specified in this Annual Report on Form 10-K.

Risks Related to Activist Stockholders that May Attempt to Effect Changes at Our Company or Acquire Control Over Our Company

We have been the subject of campaigns by activist stockholders and may continue to be so in the future. Such activist stockholders may engage in proxy solicitations, advance stockholder proposals, or otherwise attempt to affect changes or acquire control over our company. Campaigns by stockholders to effect changes at publicly traded companies are sometimes led by investors seeking to increase short-term stockholder value through actions such as financial restructuring, increased debt, special dividends, stock repurchases or sales of assets or the entire company. Responding to proxy contests and other actions by activist stockholders can be costly and time-consuming and could divert the attention of our Board of Directors and senior management from the management of our operations and the pursuit of our business strategies. As a result, stockholder campaigns could adversely affect our results of operations and financial condition.

Risks Related to Share Repurchases

The amount and timing of all future purchases of shares of our common stock pursuant to our securities repurchase program, if any, are subject to the discretion of the Board of Directors and will depend upon business conditions, results of operations, financial condition and other factors. Our Board of Directors may, without advance notice, suspend or terminate our repurchase program. There can be no assurance that we will make repurchases of shares of our common stock in the future. Share repurchases under our repurchase program could diminish our available liquidity, which may impact our ability to finance future growth and to pursue possible future strategic growth projects. In addition, any elimination of, or downward revision in, our repurchase program could have an adverse effect on the market price of our common stock.

Risks Related to Our Amended and Restated Bylaws, Which Designate the Court of Chancery of the State of Delaware as the Sole and Exclusive Forum for Certain Types of Actions and Proceedings that May Be Initiated by Our Stockholders, and the U.S. Federal District Courts in Wilmington County, Delaware as the Exclusive Forum for Securities Act Claims, Which Could Limit Our Stockholders' Ability to Obtain What Such Stockholders Believe To Be a Favorable Judicial Forum for Disputes with Us or Our Directors, Officers or Other Employees

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, (i) the Delaware Court of Chancery or, if such court lacks subject matter jurisdiction, another state or federal court located within the State of Delaware, will be the sole and exclusive forum with respect to (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders, employees or agents to us or our stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (c) any action asserting a claim against us or any of our current or former directors, officers, stockholders, employees or agents arising out of or relating to any provision of the Delaware General Corporation Law ("DGCL"), our certificate of incorporation or its amended and restated bylaws, (d) any action asserting a claim related to or involving us or any of our directors, officers, stockholders, employees or agents that is governed by the internal affairs doctrine of the State of Delaware, or (e) any action asserting an "internal corporate claim" as that term is defined in Section 115 of the DGCL, and (ii) the U.S. Federal District Court in Wilmington County, Delaware will be the sole and exclusive forum for any action arising under the Securities Act. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated bylaws. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated bylaws inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and our Board of Directors.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

We lease office space to support our operating segments, as well as our corporate offices. We also own a facility containing approximately 103,000 square feet of office space (approximately 20,000 square feet of which is currently being leased to third parties) on approximately 11 acres of land in Katy, Texas, which houses our division headquarters and general and administrative support personnel for both operating segments, the laboratory and technology center for the Fluids Systems segment, as well as administrative offices for two third-party lessees.

Fluids Systems. We own or lease various facilities and warehouses throughout the world to support our operations. Some of these warehouses include blending facilities. We also lease approximately nine acres of industrial space in Fourchon, Louisiana which houses a drilling fluids shorebase and blending facility for the deepwater Gulf of Mexico market. During the fourth quarter of 2022, we entered a seven-year sublease of this property as we exited our Gulf of Mexico fluids operations.

Industrial Solutions. We own a facility containing approximately 93,000 square feet of industrial and office space on approximately 34 acres of land in Carencro, Louisiana, which houses our manufacturing facilities and technology center for this segment. We also own or lease various facilities and warehouses throughout the U.S., as well as facilities in the United Kingdom, to support our field operations.

ITEM 3. Legal Proceedings

In the ordinary course of conducting our business, we become involved in litigation and other claims from private party actions, as well as judicial and administrative proceedings involving governmental authorities at the federal, state, and local levels. While the outcome of litigation or other proceedings against us cannot be predicted with certainty, management does not expect that any loss resulting from such litigation or other proceedings, in excess of any amounts accrued or covered by insurance, will have a material adverse impact on our consolidated financial statements.

ITEM 4. Mine Safety Disclosures

The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95.1 of this Annual Report on Form 10-K, which is incorporated by reference.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "NR."

As of February 1, 2023, we had 1,153 stockholders of record as determined by our transfer agent.

We have not paid any dividends during the three most recent fiscal years or any subsequent interim period, and we do not intend to pay any cash dividends in the foreseeable future. In addition, our Amended ABL Facility contains covenants which limit the payment of dividends on our common stock. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Asset-Based Loan Facility."

Stock Performance Graph

The following graph reflects a comparison of the cumulative total stockholder return of our common stock from January 1, 2018 through December 31, 2022, with the New York Stock Exchange Market Value Index, a broad equity market index, and the Philadelphia Oil Service Sector Index. The graph assumes the investment of $100 on January 1, 2018 in our common stock and each index and the reinvestment of all dividends, if any. This information shall be deemed furnished but not filed in this Form 10-K, and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent we specifically incorporate it by reference.



NOTE: Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2023.

Issuer Purchases of Equity Securities

The following table details our repurchases of shares of our common stock for the three months ended December 31, 2022:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under Plans or Programs ($ in Millions)
October 2022	—	$ —	—	$ 23.8
November 2022	1,632,078	$ 3.96	1,630,861	$ 17.3
December 2022	2,807,024	$ 3.94	2,807,024	$ 6.2
Total	4,439,102		4,437,885	

During the three months ended December 31, 2022, we purchased an aggregate of 1,217 shares surrendered in lieu of taxes under vesting of restricted stock awards. During 2022, we purchased an aggregate of 592,273 shares surrendered in lieu of taxes under vesting of restricted stock awards. These shares were not acquired pursuant to our securities repurchase program. All of the shares purchased are held as treasury stock.

Our Board of Directors authorized a $100.0 million securities repurchase program in November 2018, available for repurchases of any combination of our common stock and our unsecured convertible senior notes, which matured in December 2021. During the three months and year ended December 31, 2022, we repurchased 4,437,885 shares of our common stock under our repurchase program for a total cost of $17.5 million, leaving $6.2 million remaining under the program as of December 31, 2022. In February 2023, our Board of Directors approved certain changes to this program and increased the authorization to $50.0 million.

Our repurchase program remains available to purchase outstanding shares of our common stock in the open market or as otherwise determined by management, subject to certain limitations under the Amended ABL Facility and other factors. The repurchase program has no specific term. Repurchases are expected to be funded from borrowings under our Amended ABL Facility, operating cash flows, and available cash on hand. As part of the share repurchase program, our management has been authorized to establish trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition, results of operations, liquidity, and capital resources should be read in conjunction with the consolidated financial statements and notes thereto included in Item 8 "Financial Statements and Supplementary Data."

Overview

We are a geographically diversified supplier providing environmentally-sensitive products, as well as rentals and services to customers across multiple industries. We currently operate our business through two reportable segments: Industrial Solutions and Fluids Systems, as described further below. In addition, we had a third reportable segment, Industrial Blending, which was exited in 2022. Prior to 2022, we aggregated our now exited Industrial Blending business and reported it within Industrial Solutions. We have reflected these three reportable segments for all periods presented in this Annual Report on Form 10-K.

While the Fluids Systems segment has historically been the primary driver of revenues, the Industrial Solutions segment has for several years been the primary driver of operating income, cash flows, and financial returns. The relative contribution of revenues and operating income (loss) for the Industrial Solutions and Fluids Systems segments for 2022 is as follows (amounts in millions):



* Fluids Systems segment operating loss for 2022 includes $29.4 million of total non-cash impairment charges.

Industrial Solutions – Our Industrial Solutions segment, which generated 24% of consolidated revenues and $43.9 million of operating income for 2022, provides temporary worksite access solutions, including the rental of our recyclable composite matting systems, along with related site construction and services to customers in various markets including power transmission, oil and natural gas exploration and production ("E&P"), pipeline, renewable energy, petrochemical, construction and other industries, primarily in the United States and Europe. We also manufacture and sell our recyclable composite mats to customers around the world, with power transmission being the primary end-market.

Our Industrial Solutions segment has been the primary source of operating income and cash generation for us in recent years, as illustrated above, and has also been the primary focus for growth investments, reflecting approximately 83% of our 2022 capital expenditures. The growth of this business in the power transmission and other industrial markets remains a strategic priority for us due to such markets' relative stability compared to E&P, as well as the magnitude of the market growth opportunity, including the potential positive impact from the energy transition and future legislation and regulations related to greenhouse gas emissions and climate change. We expect customer activity, particularly in the power transmission sector, will remain robust in the coming years, driven in part by the impacts of the energy transition and the increasing investment in grid reliance initiatives.

Fluids Systems – Our Fluids Systems segment, which generated 76% of consolidated revenues and incurred a $15.6 million operating loss for 2022 (including $29.4 million of total non-cash impairment charges), provides drilling, completion, and stimulation fluids products and related technical services to customers for oil, natural gas, and geothermal projects primarily in North America and Europe, the Middle East and Africa ("EMEA"), as well as certain countries in Asia Pacific and Latin America. Our Fluids Systems operating results remain dependent on oil and natural gas drilling activity levels in the markets we serve and the nature of the drilling operations, which governs the revenue potential of each well. Drilling activity levels depend on a variety of factors, including oil and natural gas commodity pricing, inventory levels, product demand, and regulatory restrictions.

Rig count data remains the most widely accepted indicator of drilling activity. Average North American rig count data for the last three years is as follows:

	Year Ended December 31,			2022 vs 2021		2021 vs 2020	
	2022	**2021**	**2020**	**Count**	**%**	**Count**	**%**
U.S. Rig Count	723	475	433	248	52 %	42	10 %
Canada Rig Count	175	131	89	44	34 %	42	47 %
North America Rig Count	898	606	522	292	48 %	84	16 %

Source: Baker Hughes Company

Oil and natural gas prices and activity are cyclical and volatile, and this market volatility has a significant impact on our operating results. During March 2020, oil prices collapsed due to geopolitical events along with the worldwide effects of the COVID-19 pandemic. As a result, U.S. rig count declined significantly beginning in March 2020 before reaching a low of 244 in August 2020. During 2021, oil prices rebounded, and the average U.S. rig count gradually increased, ending 2021 at 586 rigs. During 2022, oil prices significantly increased due in part to geopolitical events, and the average U.S. rig count continued to increase, ending 2022 at 779 rigs. We anticipate that market activity in the U.S. will remain fairly stable in the near-term, but remain well below 2019 levels as many of our customers maintain stronger capital discipline and prioritize cash flow generation over growth. Further, in the wake of the COVID-19 pandemic, an uncertain economic environment, including widespread supply chain disruptions, as well as enacted and proposed legislative changes in the U.S. impacting the oil and natural gas industry, make market activity levels difficult to predict.

Outside of North America land markets, drilling activity is generally more stable as this drilling activity is based on longer-term economic projections and multi-year drilling programs, which typically reduces the impact of short-term changes in commodity prices on overall drilling activity. However, operations in several countries in the EMEA region experienced activity disruptions and project delays beginning in early 2020 and continuing through 2021, driven by government-imposed restrictions on movements of personnel, quarantines of staffing, and logistical limitations as a result of the COVID-19 pandemic. Revenues and profitability from our international Fluids Systems business gradually recovered in 2021 and 2022, with revenues for 2022 exceeding 2019 levels. The combination of increasing activity levels combined with the impacts of global supply chain disruptions have caused significant cost inflation to many hydrocarbon-based products and chemicals used in our fluids systems. While we have and continue to work with customers to mitigate the inflationary impact, in some cases, we are unable to adjust, or there may be delays in being able to adjust, our customer pricing on certain international contracts due to the long-term contracts in place. Consequently, the inflationary impacts negatively impacted the profitability of our international operations in 2022. Although we expect this situation to improve in the near-term, the impact of cost inflation is very difficult to predict.

Looking ahead, the combination of recent geopolitical events and elevated oil and natural gas prices are causing several markets to increase drilling activity levels, to help ensure reliable energy supply in the coming years, while reducing their dependency on Russia-sourced oil and natural gas. Consequently, the outlook for several markets within the EMEA region continues to strengthen, with growth in activity expected over the next few years.

Industrial Blending – Our Industrial Blending segment began operations in 2020 and supported industrial end-markets, including the production of disinfectants and industrial cleaning products. In the first quarter of 2022, we completed the wind down of the Industrial Blending business, and in November 2022 we completed the sale of the industrial blending and warehouse facility and related equipment located in Conroe, Texas. Our Industrial Blending segment generated no revenue and incurred an $8.0 million operating loss for 2022, which includes a $7.9 million non-cash impairment charge partially offset by a $2.6 million gain on the eventual sale of the related assets.

2020-2022 Market Events and Strategic Actions

Following the 2020 market collapse and reduced demand for our products and services as a result of the decline in oil prices and the COVID-19 pandemic, we took a number of actions aimed at conserving cash and protecting our liquidity, which included the implementation of cost reduction programs, including workforce reductions, employee furloughs, the suspension of the Company's matching contributions to its U.S. defined contribution plan, and temporary salary reductions effective April 1, 2020 for a significant portion of U.S. employees, including salaries paid to executive officers and the annual cash retainers paid to all non-employee members of the Board of Directors. We restored compensation and matching contributions for our U.S. defined contribution plan during the second and third quarters of 2021.

In 2022, we recognized $29.4 million of non-cash impairment charges in the Fluids Systems segment related to the long-lived assets and inventory associated with the exit of our Gulf of Mexico operations, as described further below. In 2021, we recognized $5.5 million of total charges in the Fluids Systems segment, primarily related to self-insured costs associated with Hurricane Ida damage to our Fourchon, Louisiana Fluids Systems operating base, facility exit, and severance costs. In 2020, we recognized total charges of $28.6 million in the Fluids Systems segment consisting of $11.7 million for the recognition of cumulative foreign currency translation losses related to our exit from Brazil, $10.3 million for inventory write-downs, $3.5 million for severance and other costs, and $3.0 million in fixed asset impairments.

Additionally, throughout the oil and natural gas cycle of the last couple of years, we continuously reviewed our portfolio. These reviews have focused on evaluating changes in the outlook for our served markets and customer priorities, while identifying opportunities for value-creating options in our portfolio, placing investment emphasis in markets where we generate strong returns and where we see greater long-term viability and stability. As part of this review, our Board of Directors approved the following actions in 2022.

Exit of Industrial Blending Segment and Sale of Conroe, Texas Blending Facility

In the first quarter of 2022, in consideration of broader strategic priorities and the timeline and efforts required to further develop the industrial blending business, we exited our Industrial Blending operations. In November 2022, we completed the sale of the industrial blending and warehouse facility and related equipment located in Conroe, Texas to a global chemical provider, and received cash proceeds of approximately $14 million. In connection with this divestiture, we recognized a $7.9 million impairment charge related to these long-lived assets in the second quarter of 2022, and subsequently recognized a gain of $2.6 million upon the eventual sale in the fourth quarter of 2022.

Sale of Excalibar U.S. Mineral Grinding Business

In the second quarter of 2022, we initiated a formal sale process for our Excalibar U.S. mineral grinding business ("Excalibar"), which is reported within our Fluids Systems segment. On November 30, 2022, we completed the sale of substantially all the long-lived assets, inventory, and operations of Excalibar to Cimbar Resources, INC. ("Cimbar"), received cash proceeds (after purchase price adjustments) of approximately $51 million, and recognized a gain of $1.0 million. The Company retained certain assets and liabilities, including accounts receivable and accounts payable. Such working capital provided approximately $10 million of cash generation in the fourth quarter of 2022 and is expected to provide approximately $5 million of additional cash generation in early 2023. In connection with the sale, the Company and Cimbar have entered into a long-term barite supply agreement for certain regions of our U.S. drilling fluids business, with an initial term of four years following the closing of the transaction.

Exit of Gulf of Mexico Operations

In the third quarter of 2022, our Board of Directors approved management's plan to exit our Fluids Systems Gulf of Mexico operations, including the potential sale of related assets. In December 2022, we completed the sale of substantially all assets associated with our Gulf of Mexico completion fluids operations. Separately, we entered into a seven-year arrangement to sublease our Fourchon, LA drilling fluids shorebase and blending facility to a leading global energy services provider. As part of this arrangement, substantially all of our Gulf of Mexico drilling fluids inventory will be sold as consumed by the lessee or no later than nine months from the closing of the transaction. The sale of the completion fluids operations provided approximately $6 million of cash generation in the fourth quarter of 2022, and the exit of the drilling fluids operations is expected to provide approximately $25 million of additional cash generation, primarily in early 2023.

As a result of the plan to exit the Gulf of Mexico operations as described above, we considered the third quarter developments to be a potential indicator of impairment that required us to complete an impairment evaluation. Accordingly, we estimated the fair value for our Gulf of Mexico assets as of September 30, 2022 based on the expected cash flows to be generated from the anticipated transactions and determined that a $21.5 million impairment charge was required related to the long-lived assets. We also recognized an $8.0 million charge to reduce the carrying value of inventory to their net realizable value primarily based on the anticipated transactions. The total charges of $29.4 million were recorded to impairments and other charges in the third quarter of 2022.

Total impairments and other charges consisted of the following:

(In thousands)	Year Ended December 31, 2022
Industrial Blending - Long-lived assets impairment	$ 7,905
Gulf of Mexico - Long-lived assets impairment	21,461
Gulf of Mexico - Inventory write-downs	7,956
Total impairments and other charges	$ 37,322

Summarized operating results of the business units exited in 2022 (including impairments and other charges described above) are shown in the following table:

(In thousands)	Year Ended December 31,		
	2022	2021	2020
Revenues			
Industrial Blending	$ —	$ 8,821	$ 7,548
Excalibar	55,990	36,396	28,214
Gulf of Mexico	26,708	25,366	46,524
Operating income (loss)			
Industrial Blending	(8,002)	(2,384)	429
Excalibar	3,665	(277)	(1,999)
Gulf of Mexico	(43,215)	(6,753)	(3,450)

Summarized net assets of the business units exited in 2022 are shown in the following table:

(In thousands)	December 31, 2022	December 31, 2021
Receivables, net	$ 27,798	$ 12,140
Inventories	5,805	42,421
Property, plant and equipment, net	4,508	74,318
Accounts payable	(2,060)	(5,136)
Accrued liabilities	(311)	(1,976)
Total net assets	$ 35,740	$ 121,767

As described above, the change in net assets related to these divested business units includes the impact of the $37.3 million of impairments and other charges, the impact from the divestiture transactions, as well as the wind-down of retained working capital. The net assets remaining as of December 31, 2022 include the remaining Gulf of Mexico net assets and retained working capital from the Excalibar sale. As noted above, we expect to generate approximately $31 million of cash primarily in the first half of 2023 from the realization of the remaining working capital related to these divestitures.

We continue to evaluate other under-performing areas of our business, including certain international oil and natural gas markets, and anticipate additional actions may be necessary to optimize our operational footprint and invested capital in the Fluids Systems segment to transform this business for the evolving market conditions and outlook. As a result, we may incur future charges related to these efforts or potential asset impairments, which may negatively impact our future results.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Consolidated Results of Operations

Summarized results of operations for 2022 compared to 2021 are as follows:

(In thousands)	Year Ended December 31,		2022 vs 2021	
	2022	**2021**	**$**	**%**
Revenues	$ 815,594	$ 614,781	$ 200,813	33 %
Cost of revenues	694,058	529,552	164,506	31 %
Selling, general and administrative expenses	97,618	94,445	3,173	3 %
Other operating income, net	(4,370)	(391)	(3,979)	NM
Impairments and other charges	37,322	—	37,322	NM
Operating loss	(9,034)	(8,825)	(209)	(2)%
Foreign currency exchange (gain) loss	389	(397)	786	NM
Interest expense, net	7,040	8,805	(1,765)	(20)%
Loss on extinguishment of debt	—	1,000	(1,000)	NM
Loss before income taxes	(16,463)	(18,233)	1,770	10 %
Provision for income taxes	4,371	7,293	(2,922)	NM
Net loss	$ (20,834)	$ (25,526)	$ 4,692	18 %

Revenues

Revenues increased 33% to $815.6 million for 2022, compared to $614.8 million for 2021. This $200.8 million increase includes a $146.2 million (32%) increase in revenues in North America, comprised of a $141.2 million increase in the Fluids Systems segment and a $13.7 million increase in the Industrial Solutions segment, partially offset by a $8.8 million decrease in the Industrial Blending segment, which we exited in 2022. Revenues from our North America operations increased primarily due to the improvement in North America rig count, which favorably impacted our Fluids Systems segment, and an increase in rental and service revenues in our Industrial Solutions segment. Revenues from our international operations increased by $54.7 million (33%), as the prior year was unfavorably impacted by activity disruptions and project delays resulting from the COVID-19 pandemic, partially offset by a $20.8 million decrease in revenues from currency exchange rate changes resulting from the strengthening U.S. dollar. Consolidated revenues included $82.7 million of revenues from divested business units for 2022, compared to $70.6 million for 2021. Additional information regarding the change in revenues is provided within the Operating Segment Results below.

Cost of revenues

Cost of revenues increased 31% to $694.1 million for 2022, compared to $529.6 million for 2021. This $164.5 million increase was primarily driven by the 33% increase in revenues described above. Consolidated cost of revenues included $90.7 million of cost of revenues from divested business units for 2022, compared to $73.1 million for 2021.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $3.2 million to $97.6 million for 2022, compared to $94.4 million for 2021. This increase was primarily driven by higher personnel expense, as well as higher legal and professional expenses. Selling, general and administrative expenses as a percentage of revenues was 12.0% for 2022 compared to 15.4% for 2021. Consolidated selling, general and administrative expenses included $1.8 million of costs related to divested business units for 2022, compared to $2.1 million for 2021.

Other operating income, net

Other operating income, net for 2022 includes $3.6 million of total gains on divestitures, including $2.6 million in the Industrial Blending segment for the sale of the Conroe, Texas blending facility and $1.0 million in the Fluids Systems segment for the Excalibar sale. See Note 2 for additional details. Other operating income, net for 2021 included gains associated with sales of assets, along with insurance and a legal settlement in the Industrial Solutions segment, largely offset by a $2.6 million charge associated with Hurricane Ida in August 2021 that caused damage to our Fourchon, Louisiana Fluids Systems operating base.

Impairments and other charges

As described above, 2022 includes $29.4 million of total non-cash impairment charges related to the long-lived assets and inventory associated with the exit of our Fluids Systems Gulf of Mexico operations, as well as a $7.9 million non-cash impairment charge related to the exit of our Industrial Blending operations.

Foreign currency exchange

Foreign currency exchange was a $0.4 million loss for 2022 compared to a $0.4 million gain for 2021 and primarily reflects the impact of currency translation for assets and liabilities (including intercompany balances) that are denominated in currencies other than functional currencies.

Interest expense, net

Interest expense was $7.0 million for 2022 compared to $8.8 million for 2021. Interest expense for 2022 and 2021 includes $0.9 million and $3.7 million, respectively, in non-cash amortization of original issue discount and debt issuance costs. The decrease in interest expense is primarily due to the 2021 repayment of our Convertible Notes using borrowings under the ABL Facility, partially offset by the increase in benchmark borrowing rates as well as an increase in average debt outstanding during 2022, in support of the higher working capital associated with the 33% revenue growth.

Loss on extinguishment of debt

In 2021, we repurchased $28.3 million, respectively, of our Convertible Notes in the open market for $28.1 million. The $1.0 million loss for 2021 reflects the difference in the amount paid and the net carrying value of the extinguished debt, including original issue discount and debt issuance costs.

Provision for income taxes

The provision for income taxes was $4.4 million for 2022, which includes an income tax benefit of $3.1 million related to the restructuring of certain subsidiary legal entities within Europe, as the undistributed earnings for an international subsidiary are no longer subject to certain taxes upon future distribution. The provision for income taxes in 2022 was unfavorably impacted as we are unable to recognize a tax benefit related to the $37.3 million in total impairment charges. The provision for income taxes was $7.3 million for 2021 despite reporting a pretax loss for the period. In both years, income tax expense primarily reflects earnings from our international operations since we are unable to recognize the tax benefit from our U.S. losses as they may not be realized.

Operating Segment Results

Summarized financial information for our reportable segments is shown in the following table (net of inter-segment transfers):

| (In thousands) | Year Ended December 31, | | 2022 vs 2021 | |
	2022	2021	$	%
Revenues				
Fluids Systems	$ 622,601	$ 420,789	$ 201,812	48 %
Industrial Solutions	192,993	185,171	7,822	4 %
Industrial Blending	—	8,821	(8,821)	(100)%
Total revenues	$ 815,594	$ 614,781	$ 200,813	33 %
Operating income (loss)				
Fluids Systems	$ (15,566)	$ (19,012)	$ 3,446	
Industrial Solutions	43,899	42,117	1,782	
Industrial Blending	(8,002)	(2,384)	(5,618)	
Corporate office	(29,365)	(29,546)	181	
Total operating loss	$ (9,034)	$ (8,825)	$ (209)	
Segment operating margin				
Fluids Systems	(2.5)%	(4.5)%		
Industrial Solutions	22.7 %	22.7 %		
Industrial Blending	NM	(27.0)%		

Fluids Systems

Revenues

Total revenues for this segment consisted of the following:

| (In thousands) | Year Ended December 31, | | 2022 vs 2021 | |
	2022	2021	$	%
United States	$ 355,435	$ 227,261	$ 128,174	56 %
Canada	61,069	48,007	13,062	27 %
Total North America	416,504	275,268	141,236	51 %
EMEA	185,298	132,221	53,077	40 %
Other	20,799	13,300	7,499	56 %
Total International	206,097	145,521	60,576	42 %
Total Fluids Systems revenues	$ 622,601	$ 420,789	$ 201,812	48 %

North America revenues increased 51% to $416.5 million for 2022, compared to $275.3 million for 2021. The increase includes a $126.7 million increase from U.S. land markets driven primarily by the 52% increase in U.S. rig count, partially offset by lower market share, while offshore Gulf of Mexico increased $1.3 million. In addition, Canada revenues increased $13.1 million driven primarily by the 34% increase in Canada rig count. For 2022, U.S. revenues included $328.4 million from land markets, including $56.0 million from the Excalibar business, and $26.7 million from offshore Gulf of Mexico. For 2021, U.S. revenues included $201.9 million from land markets, including $36.4 million from the Excalibar business, and $25.4 million from offshore Gulf of Mexico.

Internationally, revenues increased 42% to $206.1 million for 2022, compared to $145.5 million for 2021. The increase was primarily driven by higher activity in Europe, Africa, and the Asia Pacific region following a significant impact in 2021 from the COVID-19 pandemic, as described above, partially offset by a $19.3 million decrease in revenues from currency exchange rate changes.

Operating loss

The Fluids Systems segment incurred an operating loss of $15.6 million for 2022, which includes $29.4 million of total non-cash impairment charges, compared to a $19.0 million operating loss incurred in 2021. The Fluids Systems segment operating loss for 2022 includes $1.4 million of charges primarily related to facility exit and severance costs, and the operating loss for 2021 included $5.5 million of charges primarily related to self-insured costs associated with Hurricane Ida damage to our Fourchon, Louisiana Fluids Systems operating base, facility exit, and severance costs. The change in operating loss includes a $33.3 million improvement from North America land markets (reflecting an incremental margin of 24%) along with a $6.9 million improvement from international operations (reflecting an incremental margin of 11%), driven primarily by the revenue improvement described above, partially offset by a $36.5 million decline for the Gulf of Mexico (including impairments). The international operating results reflect the impact of inflationary cost pressures from certain international contracts in which customer pricing is fixed.

Industrial Solutions

Revenues

Total revenues for this segment consisted of the following:

	Year Ended December 31,		2022 vs 2021	
(In thousands)	2022	2021	$	%
Product sales revenues	$ 58,692	$ 66,796	$ (8,104)	(12)%
Rental and service revenues	134,301	118,375	15,926	13 %
Total Industrial Solutions revenues	$ 192,993	$ 185,171	$ 7,822	4 %

Revenues from product sales decreased by $8.1 million from 2021, as 2021 was favorably impacted by pent-up customer demand following the delays in purchases and project execution associated with the COVID-19 pandemic. Rental and service revenues increased by 13% from 2021, as continued market penetration of the power transmission sector in the U.S. was partially offset by lower activity in the U.K.

Operating income

The Industrial Solutions segment generated operating income of $43.9 million for 2022 compared to $42.1 million for 2021. The 2021 operating results included a $1.0 million gain associated with a legal settlement. The remaining $2.8 million increase is primarily attributable to the growth in revenues described above, partially offset by the effects of lower average pricing associated with large scale rental projects.

Industrial Blending

We completed the wind down of the Industrial Blending business and the sale of the associated warehouse facility and related equipment in 2022, as described above. The operating loss for 2022 includes a $7.9 million non-cash charge for the impairment of the long-lived assets as well as exit and other costs related to the process to sell these assets, partially offset by a $2.6 million gain subsequently recognized upon the eventual sale in the fourth quarter of 2022.

Corporate Office

Corporate office expenses decreased slightly to $29.4 million for 2022, compared to $29.5 million for 2021. This decrease was primarily driven by lower stock-based compensation expense partially offset by higher performance-based incentives and personnel expense.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Consolidated Results of Operations

Summarized results of operations for 2021 compared to 2020 are as follows:

| (In thousands) | Year Ended December 31, | | 2021 vs 2020 | |
	2021	**2020**	**$**	**%**
Revenues	$ 614,781	$ 492,625	$ 122,156	25 %
Cost of revenues	529,552	473,258	56,294	12 %
Selling, general and administrative expenses	94,445	86,604	7,841	9 %
Other operating income, net	(391)	(3,330)	2,939	NM
Impairments and other charges	—	14,727	(14,727)	NM
Operating loss	(8,825)	(78,634)	69,809	89 %
Foreign currency exchange (gain) loss	(397)	3,378	(3,775)	NM
Interest expense, net	8,805	10,986	(2,181)	(20)%
(Gain) loss on extinguishment of debt	1,000	(419)	1,419	NM
Loss before income taxes	(18,233)	(92,579)	74,346	80 %
Provision (benefit) for income taxes	7,293	(11,883)	19,176	NM
Net loss	$ (25,526)	$ (80,696)	$ 55,170	68 %

Revenues

Revenues increased 25% to $614.8 million for 2021, compared to $492.6 million for 2020. This $122.2 million increase includes a $97.9 million (28%) increase in revenues in North America, comprised of a $48.5 million increase in the Fluids Systems segment and a $48.2 million increase in the Industrial Solutions segment. Revenues from our North America operations increased primarily due to the significant growth in power transmission and other industrial markets, which impacts our Industrial Solutions segment, as well as the improvement in North America rig count, which favorably impacted our Fluids Systems segment. Revenues from our international operations increased by $24.3 million (17%) but continued to be unfavorably impacted by activity disruptions and project delays resulting from the COVID-19 pandemic. Consolidated revenues included $70.6 million of revenues from divested business units for 2021, compared to $82.3 million for 2020. Additional information regarding the change in revenues is provided within the Operating Segment Results below.

Cost of revenues

Cost of revenues increased 12% to $529.6 million for 2021, compared to $473.3 million for 2020. Fluids Systems segment cost of revenues for 2021 includes $3.0 million of charges primarily related to facility exit and severance costs, and 2020 included a total of $14.1 million of charges related to inventory write-downs, severance costs, and facility exit costs. The remaining increase was primarily driven by the 25% increase in revenues described above, partially offset by the benefit of cost reduction programs implemented in 2020 and 2021. Consolidated cost of revenues included $73.1 million of cost of revenues from divested business units for 2021, compared to $78.5 million for 2020.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $7.8 million to $94.4 million for 2021, compared to $86.6 million for 2020. This increase was primarily driven by higher performance-based incentive and stock-based compensation expense, as well as higher personnel costs in 2021, partially offset by the benefit of cost reduction programs implemented in 2020 and 2021, and lower severance charges. Selling, general and administrative expenses as a percentage of revenues was 15.4% for 2021 compared to 17.6% for 2020. Consolidated selling, general and administrative expenses included $2.1 million of costs related to divested business units for 2021, compared to $1.4 million for 2020.

Other operating (income) loss, net

In August 2021, Hurricane Ida caused damage to our Fourchon, Louisiana Fluids Systems operating base. While this event is covered by our property and business interruption insurance programs, these programs contain self-insured retentions, which remain our financial obligations, resulting in $2.6 million of charges for 2021. In addition, 2021 includes a $0.8 million gain related to the final insurance settlement associated with the July 2018 fire at our Kenedy, Texas drilling fluids facility, and a $1.0 million gain related to a legal settlement in the Industrial Solutions segment, as well as gains on sales of assets. Other operating income for 2020 primarily relates to gains on sales of assets, including a $1.3 million gain related to our exit from Brazil.

Impairments and other charges

Fluids Systems segment included non-cash charges for 2020 consisting of $11.7 million for the recognition of cumulative foreign currency translation losses related to the substantial liquidation of our subsidiary in Brazil, as well as $3.0 million attributable to the abandonment of certain property, plant and equipment.

Foreign currency exchange

Foreign currency exchange was a $0.4 million gain for 2021 compared to a $3.4 million loss for 2020 and reflects the impact of currency translation on assets and liabilities (including intercompany balances) that are denominated in currencies other than functional currencies.

Interest expense, net

Interest expense was $8.8 million for 2021 compared to $11.0 million for 2020. Interest expense for 2021 and 2020 included $3.7 million and $5.2 million, respectively, in non-cash amortization of original issue discount and debt issuance costs. The decrease in cash interest expense is primarily due to lower debt balances.

(Gain) loss on extinguishment of debt

In 2021 and 2020, we repurchased $28.3 million and $33.1 million, respectively, of our Convertible Notes in the open market for $28.1 million and $29.1 million, respectively. The $1.0 million loss and $0.4 million gain for 2021 and 2020, respectively, reflects the difference in the amount paid and the net carrying value of the extinguished debt, including original issue discount and debt issuance costs.

Provision (benefit) for income taxes

The provision for income taxes was $7.3 million for 2021, despite reporting a pretax loss for the period, primarily reflecting the impact of the geographic composition of our pretax loss. The tax expense primarily relates to earnings from our international operations since we are currently unable to recognize the tax benefit from our U.S. losses as they may not be realized. The benefit for income taxes was $11.9 million for 2020, reflecting an effective tax benefit rate of 13%. This result primarily reflects the impact of the $11.7 million non-cash recognition of cumulative foreign currency translation losses related to the substantial liquidation of our subsidiary in Brazil and other nondeductible expenses, as well as the impact of the geographic composition of our pretax loss, where the tax benefit from losses in the U.S was partially offset by the tax expense related to earnings from our international operations.

Operating Segment Results

Summarized financial information for our reportable segments is shown in the following table (net of inter-segment transfers):

(In thousands)		Year Ended December 31, 2021		Year Ended December 31, 2020		2021 vs 2020 $		2021 vs 2020 %
Revenues								
Fluids Systems	$	420,789	$	354,608	$	66,181		19 %
Industrial Solutions		185,171		130,469		54,702		42 %
Industrial Blending		8,821		7,548		1,273		17 %
Total revenues	$	614,781	$	492,625	$	122,156		25 %
Operating income (loss)								
Fluids Systems	$	(19,012)	$	(66,403)	$	47,391		
Industrial Solutions		42,117		13,030		29,087		
Industrial Blending		(2,384)		429		(2,813)		
Corporate office		(29,546)		(25,690)		(3,856)		
Total operating income (loss)	$	(8,825)	$	(78,634)	$	69,809		
Segment operating margin								
Fluids Systems		(4.5)%		(18.7)%				
Industrial Solutions		22.7 %		10.0 %				
Industrial Blending		(27.0)%		5.7 %				

Fluids Systems

Revenues

Total revenues for this segment consisted of the following:

(In thousands)		Year Ended December 31, 2021		Year Ended December 31, 2020		2021 vs 2020 $		2021 vs 2020 %
United States	$	227,261	$	202,052	$	25,209		12 %
Canada		48,007		24,762		23,245		94 %
Total North America		275,268		226,814		48,454		21 %
EMEA		132,221		115,891		16,330		14 %
Other		13,300		11,903		1,397		12 %
Total International		145,521		127,794		17,727		14 %
Total Fluids Systems revenues	$	420,789	$	354,608	$	66,181		19 %

North America revenues increased 21% to $275.3 million for 2021, compared to $226.8 million for 2020. This increase was primarily attributable to a $51.7 million increase from U.S. land markets driven primarily by the 10% increase in U.S. rig count and an increase in market share, partially offset by a $23.2 million decrease from offshore Gulf of Mexico driven primarily by changes in customer drilling and completion activity levels. In addition, Canada increased $23.2 million driven primarily by the 47% increase in Canada rig count and an increase in market share. For 2021, U.S. revenues included $201.9 million from land markets, including $36.4 million from the Excalibar business, and $25.4 million from offshore Gulf of Mexico. For 2020, U.S. revenues included $155.6 million from land markets, including $28.2 million from the Excalibar business, and $46.5 million from offshore Gulf of Mexico.

Internationally, revenues increased 14% to $145.5 million for 2021, compared to $127.8 million for 2020. The increase was primarily driven by higher activity in Europe and Asia Pacific regions following significant impact of the COVID-19 pandemic, as described above.

Operating income (loss)

The Fluids Systems segment incurred an operating loss of $19.0 million for 2021, reflecting a $47.4 million improvement from the $66.4 million operating loss incurred in 2020. The Fluids Systems segment operating loss for 2021 includes $5.5 million of charges primarily related to self-insured costs associated with Hurricane Ida damage to our Fourchon, Louisiana Fluids Systems operating base, facility exit, and severance costs, and the operating loss for 2020 included $28.6 million of charges, consisting of $11.7 million for the recognition of cumulative foreign currency translation losses related to the substantial liquidation of our subsidiary in Brazil and $16.9 million of total charges associated with inventory write-downs, severance costs, fixed asset impairments, and facility exit costs. The remaining improvement in the operating loss includes a $20.1 million benefit from North America operations and a $4.2 million benefit from international operations, reflecting the impact of the revenue improvement described above along with the benefit of cost reduction programs implemented in 2020 and 2021.

Industrial Solutions

Revenues

Total revenues for this segment consisted of the following:

(In thousands)	Year Ended December 31,		2021 vs 2020	
	2021	2020	$	%
Product sales revenues	$ 66,796	$ 29,170	$ 37,626	129 %
Rental and service revenues	118,375	101,299	17,076	17 %
Total Industrial Solutions revenues	$ 185,171	$ 130,469	$ 54,702	42 %

In 2020, customer activity across most end-markets was unfavorably impacted by the COVID-19 pandemic and the related operational restrictions and market uncertainty, causing delays in purchases and project execution. As a result, revenues from product sales, which typically fluctuate based on the timing of mat orders from customers, increased by $37.6 million in 2021, including a favorable impact from pent-up demand following the COVID-19 pandemic as well as our expanding power transmission customer base.

Rental and service revenues increased by $17.1 million in 2021, as delayed purchases and projects resumed, including a $16.4 million increase from power transmission and other industrial markets. The increase from industrial customers reflects our continued expansion into these markets, both in the U.S. and U.K., including an approximately 22% increase in revenues from the power transmission sector.

Operating income

The Industrial Solutions segment generated operating income of $42.1 million for 2021 compared to $13.0 million for 2020, the increase being primarily attributable to the change in revenues as described above.

Industrial Blending

The Industrial Blending business was operational from the fourth quarter of 2020 until the first quarter of 2022, as described above. The operating loss generated in 2021 was primarily attributable to the ramp-up of operating costs to support the operations.

Corporate Office

Corporate office expenses increased $3.9 million to $29.5 million for 2021 compared to $25.7 million for 2020. This increase was primarily driven by higher performance-based incentive and stock-based compensation expense, as well as the restoration of certain U.S. salary and retirement benefits, and higher mergers and acquisitions and other legal and professional costs, partially offset by the benefit of cost reduction programs implemented in 2020 and 2021.

Liquidity and Capital Resources

Net cash used in operating activities was $25.0 million for 2022 compared to $3.0 million for 2021. During 2022, net loss adjusted for non-cash items provided cash of $54.1 million, while changes in working capital used cash of $79.1 million, including nearly $20 million to fund working capital growth within the Excalibar business and Gulf of Mexico operations prior to their respective fourth quarter divestitures. The use of cash for working capital in 2022 is primarily related to an increase in inventories and receivables associated with higher activity levels, along with raw materials cost inflation.

Net cash provided by investing activities was $46.2 million for 2022, including $71.3 million in proceeds from divestitures (see Note 2 for additional information) as well as $3.2 million in proceeds from the sale of assets, which includes the sale of used mats from our Industrial Solutions rental fleet, partially offset by capital expenditures of $28.3 million. Our capital expenditures during 2022 were primarily directed to supporting our Industrial Solutions segment, including $21.2 million of investments to expand the mat rental fleet, supporting our strategic growth in the power transmission sector and replacing mats sold from the fleet. Net cash used in investing activities was $17.5 million for 2021, including capital expenditures of $21.8 million and $13.4 million associated with the Lentzcaping acquisition (see Note 2 for additional information), partially offset by $16.0 million in proceeds from the sale of assets. Nearly all of our capital expenditures during 2021 were directed to supporting our Industrial Solutions segment, including $14.3 million of investments in the mat rental fleet.

Net cash used in financing activities was $24.9 million for 2022, which includes $17.6 million in share purchases under our repurchase program. Net cash provided by financing activities was $21.4 million for 2021, which primarily included $89.9 million of net borrowings on our ABL Facility and other financing arrangements, partially offset by $66.7 million used for repurchases and repayment of our Convertible Notes which matured in December 2021.

Substantially all our $23.2 million of cash on hand at December 31, 2022 resides in our international subsidiaries. We primarily manage our liquidity utilizing availability under our Amended ABL Facility and other existing financing arrangements. Under our Amended ABL Facility, we manage daily cash requirements by utilizing borrowings or repayments under this revolving credit facility, while maintaining minimal cash on hand in the U.S. As of February 23, 2023, our total borrowing availability under the Amended ABL Facility was $167.9 million, of which $58.0 million was drawn and $3.3 million was used for outstanding letters of credit, resulting in remaining availability of $106.6 million.

We expect total availability under the Amended ABL Facility to fluctuate directionally based on the level of eligible U.S. accounts receivable, inventory, and composite mats included in the rental fleet. We expect the projected availability under our Amended ABL Facility and other existing financing arrangements, cash generated by operations, and available cash on-hand in our international subsidiaries to be adequate to fund our current operations during the next 12 months.

We anticipate that future working capital requirements for our operations will generally fluctuate directionally with revenues, though 2023 is expected to benefit from the wind down of approximately $30 million of working capital associated with the fourth quarter 2022 divestiture transactions. We expect capital expenditures in 2023 will remain fairly in line with 2022 levels, with spending heavily focused on the expansion of our mat rental fleet to further support the utilities market penetration. We also expect to return value to our shareholders, utilizing excess cash generation to fund additional share repurchases.

Our capitalization is as follows:

(In thousands)	December 31, 2022	December 31, 2021
Amended ABL Facility	$ 80,300	$ 86,500
Other debt	33,949	28,491
Unamortized discount and debt issuance costs	(134)	(188)
Total debt	$ 114,115	$ 114,803
Stockholders' equity	423,028	462,386
Total capitalization	$ 537,143	$ 577,189
Total debt to capitalization	21.2%	19.9%

Asset-Based Loan Facility. In October 2017, we entered into a U.S. asset-based revolving credit agreement, which was amended in March 2019 (the "ABL Facility"). In May 2022, we amended and restated the ABL Facility (the "Amended ABL Facility"). The Amended ABL Facility provides financing of up to $175.0 million available for borrowings (inclusive of letters of credit), which can be increased up to $250.0 million, subject to certain conditions. The Amended ABL Facility has a five-year term expiring May 2027, expands available borrowing capacity associated with the Industrial Solutions rental mat fleet, replaces the LIBOR-based pricing grid with a Bloomberg Short-Term Bank Yield Index ("BSBY") pricing grid, and includes a mechanism to incorporate a sustainability-linked pricing framework with the consent of the required lenders (as defined in the Amended ABL Facility).

As of December 31, 2022, our total borrowing availability under the Amended ABL Facility was $167.6 million, of which $80.3 million was drawn and $3.3 million was used for outstanding letters of credit, resulting in remaining availability of $84.0 million.

Borrowing availability under the Amended ABL Facility is calculated based on eligible U.S. accounts receivable, inventory and composite mats included in the rental fleet, net of reserves and subject to limits on certain of the assets included in the borrowing base calculation. To the extent pledged by the borrowers, the borrowing base calculation also includes the amount of eligible pledged cash. The administrative agent may establish reserves in accordance with the Amended ABL Facility, in part based on appraisals of the asset base, and other limits in its discretion, which could reduce the amounts otherwise available under the Amended ABL Facility.

Under the terms of the Amended ABL Facility, we may elect to borrow at a variable interest rate based on either, (1) the BSBY rate (subject to a floor of zero) or (2) the base rate (subject to a floor of zero), equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A., and (c) BSBY for a one-month interest period plus 1.00%, plus, in each case, an applicable margin per annum. The applicable margin ranges from 1.50% to 2.00% per annum for BSBY borrowings, and 0.50% to 1.00% per annum for base rate borrowings, based on the consolidated leverage ratio (as defined in the Amended ABL Facility) as of the last day of the most recent fiscal quarter. We are also required to pay a commitment fee equal to (i) 0.375% per annum at any time the average daily unused portion of the commitments is greater than 50% and (ii) 0.25% per annum at any time the average daily unused portion of the commitments is less than 50%.

As of December 31, 2022, the applicable margin for borrowings under the Amended ABL Facility was 1.75% with respect to BSBY borrowings and 0.75% with respect to base rate borrowings. As of December 31, 2022, the weighted average interest rate for the Amended ABL Facility was 5.9% and the applicable commitment fee on the unused portion of the Amended ABL Facility was 0.375% per annum.

The Amended ABL Facility is a senior secured obligation of the Company and certain of our U.S. subsidiaries constituting borrowers thereunder, secured by a first priority lien on substantially all of the personal property and certain real property of the borrowers, including a first priority lien on certain equity interests of direct or indirect domestic subsidiaries of the borrowers and certain equity interests issued by certain foreign subsidiaries of the borrowers.

The Amended ABL Facility contains customary representations, warranties and covenants that, among other things, and subject to certain specified circumstances and exceptions, restrict or limit the ability of the borrowers and certain of their subsidiaries to incur indebtedness (including guarantees), grant liens, make investments, pay dividends or distributions with respect to capital stock and make other restricted payments, make prepayments on certain indebtedness, engage in mergers or other fundamental changes, dispose of property, and change the nature of their business.

The Amended ABL Facility requires compliance with the following financial covenants: (i) a minimum fixed charge coverage ratio of 1.00 to 1.00 for the most recently completed four fiscal quarters and (ii) while a leverage covenant trigger period (as defined in the Amended ABL Facility) is in effect, a maximum consolidated leverage ratio of 4.00 to 1.00 as of the last day of the most recently completed fiscal quarter.

The Amended ABL Facility includes customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross-default to other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of security interests or invalidity of loan documents, certain ERISA events, unsatisfied or unstayed judgments and change of control.

Other Debt. In February 2021, a U.K. subsidiary entered a £6.0 million term loan facility that was scheduled to mature in February 2024. In April 2022, this facility was amended to increase the term loan to £7.0 million and establish a £2.0 million revolving credit facility. Both the amended term loan and revolving credit facility mature in April 2025 and bear interest at a rate of Sterling Overnight Index Average ("SONIA") plus a margin of 3.25% per year. As of December 31, 2022, the interest rate for the U.K. facilities was 6.7%. The term loan is payable in quarterly installments of £350,000 plus interest beginning June 2022 and a £2.8 million payment due at maturity. We had $8.5 million outstanding under these arrangements at December 31, 2022.

In August 2021, we completed sale-leaseback transactions related to certain vehicles and other equipment for net proceeds of approximately $7.9 million. The transactions have been accounted for as financing arrangements as they did not qualify for sale accounting. As a result, the vehicles and other equipment continue to be reflected on our balance sheet in property, plant and equipment, net. The financing arrangements have a weighted average annual interest rate of 5.4% and are payable in monthly installments with varying maturities through October 2025. We had $3.4 million in financing obligations outstanding under these arrangements at December 31, 2022.

Certain of our foreign subsidiaries maintain local credit arrangements consisting primarily of lines of credit or overdraft facilities which are generally renewed on an annual basis. We utilize local financing arrangements in our foreign operations in order to provide short-term local liquidity needs. We had $14.3 million and $11.8 million outstanding under these arrangements at December 31, 2022 and 2021, respectively.

Off-Balance Sheet Arrangements

We do not have any special purpose entities. At December 31, 2022, we had $42.3 million in outstanding letters of credit, performance bonds, and other guarantees for which certain of the letters of credit are collateralized by $1.9 million in restricted cash. We also enter into normal short-term operating leases for office and warehouse space, as well as certain operating equipment. None of these off-balance sheet arrangements either has, or is expected to have, a material effect on our financial statements.

Contractual Obligations

A summary of our outstanding contractual and other obligations and commitments at December 31, 2022 is as follows:

(In thousands)	2023	2024	2025	2026	2027	Thereafter	Total
Amended ABL Facility	$ —	$ —	$ —	$ —	$ 80,300	$ —	$ 80,300
Other debt	18,675	1,694	5,144	—	—	—	25,513
Financing obligation [1]	2,311	1,068	166	—	—	—	3,545
Finance lease liabilities [1]	1,803	1,567	1,307	903	61	—	5,641
Operating lease liabilities [1]	6,619	4,501	3,422	3,245	3,042	9,042	29,871
Trade accounts payable and accrued liabilities [2]	134,917	—	—	—	—	—	134,917
Other long-term liabilities [3]	—	2,566	410	—	—	6,315	9,291
Performance bond obligations	12,644	21,498	543	—	1,966	—	36,651
Letter of credit commitments	3,888	155	1,383	—	—	238	5,664
Total contractual obligations	$180,857	$ 33,049	$ 12,375	$ 4,148	$ 85,369	$ 15,595	$331,393

(1) Financing obligations, finance lease liabilities, and operating lease liabilities represent the undiscounted future payments.

(2) Excludes the current portion of operating lease liabilities.

(3) Table does not allocate by year expected tax payments, asset retirement obligations, and uncertain tax positions due to the inability to make reasonably reliable estimates of the timing of future cash settlements.

We anticipate that the obligations and commitments listed above that are due in less than one year will be paid from the projected availability under our Amended ABL Facility and other existing financing arrangements, cash generated by operations, and available cash on-hand in our international subsidiaries, subject to covenant compliance and certain restrictions as further discussed above. The specific timing of settlement for certain long-term obligations cannot be reasonably estimated.

Critical Accounting Policies

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the reported amounts and disclosures. Significant estimates used in preparing our consolidated financial statements include estimated cash flows and fair values used for impairments of long-lived assets, including goodwill and other intangibles, and valuation allowances for deferred tax assets. See Note 1 for a discussion of the accounting policies for each of these matters. Our estimates are based on historical experience and on our future expectations that we believe to be reasonable. The combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from our current estimates and those differences may be material.

We believe the critical accounting policies described below affect our more significant judgments and estimates used in preparing the consolidated financial statements.

Impairment of Long-lived Assets

As of December 31, 2022, our consolidated balance sheet includes $193.1 million of property, plant and equipment and $19.7 million of finite-lived intangible assets. We review property, plant and equipment, finite-lived intangible assets and certain other assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We assess recoverability based on the undiscounted future net cash flows expected from the use and eventual disposition of such asset. Should the review indicate that the carrying value is not fully recoverable, the amount of impairment loss is determined by comparing the carrying value to the estimated fair value.

Conroe, Texas Blending Facility

In connection with the 2022 wind down of the Industrial Blending business and sales process associated with the industrial blending and warehouse facility and related equipment as described above, we recognized a $7.9 million impairment charge to impairments and other charges related to these long-lived assets in the second quarter of 2022, and subsequently recognized a gain of $2.6 million upon the eventual sale in the fourth quarter of 2022.

Gulf of Mexico Operations

As a result of the plan to exit the Gulf of Mexico operations as described above, we considered the third quarter of 2022 developments to be a potential indicator of impairment that required us to complete an impairment evaluation. Accordingly, we estimated the fair value for our Gulf of Mexico assets as of September 30, 2022 based on the expected cash flows to be generated from the anticipated transactions and determined that a $21.5 million impairment charge for the third quarter of 2022 was required related to the long-lived assets. While there are inherent uncertainties and management judgment in estimating the fair value of long-lived assets including the discount rate, the estimated future cash flows for these assets primarily relate to the rental income from the agreement for a seven-year sublease of our Fourchon, Louisiana drilling fluids shorebase and blending facility net of the lease payments for our existing lease of such shorebase facility.

As of December 31, 2022, our consolidated balance sheet includes $47.1 million of goodwill, all of which relates to the Industrial Solutions segment. Goodwill and other indefinite-lived intangible assets are tested for impairment annually as of November 1, or more frequently, if indicators of impairment exist. As part of our annual goodwill review, we first perform a qualitative assessment based on company performance and future business outlook to determine if indicators of impairment exist. When there are qualitative indicators of impairment, we use an impairment test which includes a comparison of the carrying value of net assets of our reporting units, including goodwill, with their estimated fair values, which we estimate using a combination of a market multiple and discounted cash flow approach (classified within Level 3 of the fair value hierarchy). In completing the annual evaluation during the fourth quarter of 2022, we determined that the fair value of the Industrial Solutions reporting unit was significantly more than the net carrying value, and therefore, no impairment was required.

Income Taxes

We had total deferred tax assets of $71.9 million and $70.2 million at December 31, 2022 and 2021, respectively. A valuation allowance must be established to offset a deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. We have considered future taxable income and tax planning strategies in assessing the need for our valuation allowance. At December 31, 2022, we had a total valuation allowance of $47.3 million, which includes a valuation allowance on $28.9 million of net operating loss carryforwards for certain U.S. federal, state and foreign jurisdictions, including Australia, as well as a valuation allowance of $4.7 million for certain foreign tax credits recognized related to the accounting for the impact of the 2017 U.S. Tax Cuts and Jobs Act ("Tax Act"). Changes in the expected future generation of qualifying taxable income within these jurisdictions or in the realizability of other tax assets may result in an adjustment to the valuation allowance, which would be charged or credited to income in the period this determination was made.

We file income tax returns in the U.S. and several non-U.S. jurisdictions and are subject to examination in the various jurisdictions in which we file. We are no longer subject to income tax examinations for U.S. federal and substantially all state jurisdictions for years prior to 2018 and for substantially all foreign jurisdictions for years prior to 2008.

We are under examination by various tax authorities in countries where we operate, and certain foreign jurisdictions have challenged the amounts of taxes due for certain tax periods. These audits are in various stages of completion. We fully cooperate with all audits but defend existing positions vigorously. We evaluate the potential exposure associated with various filing positions and record a liability for uncertain tax positions as circumstances warrant. Although we believe all tax positions are reasonable and properly reported in accordance with applicable tax laws and regulations in effect during the periods involved, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals.

New Accounting Pronouncements

See Note 1 in Item 8. "Financial Statements and Supplementary Data" for a discussion of new accounting pronouncements.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and changes in foreign currency exchange rates. A discussion of our primary market risk exposure in financial instruments is presented below.

Interest Rate Risk

At December 31, 2022, we had total principal amounts outstanding under financing arrangements of $114.2 million, including $80.3 million of borrowings under our Amended ABL Facility, $8.5 million of borrowings under a U.K. term loan and credit facility, and $8.4 million under certain other international credit facilities, which are subject to variable interest rates as determined by the respective debt agreements. The weighted average interest rates at December 31, 2022 for the Amended ABL Facility, U.K. debt, and other international credit facilities was 5.9%, 6.7%, and 8.5%, respectively. Based on the balance of variable rate debt at December 31, 2022, a 100 basis-point increase in short-term interest rates would have increased annual pre-tax interest expense by approximately $1.0 million.

Foreign Currency Risk

Our principal foreign operations are conducted in certain areas of EMEA, Canada, Asia Pacific, and Latin America. We have foreign currency exchange risks associated with these operations, which are conducted principally in the foreign currency of the jurisdictions in which we operate including European euros, Canadian dollars, Kuwaiti dinar, Algerian dinar, Romanian new lieu, British pounds, and Australian dollars. Historically, we have not used off-balance sheet financial hedging instruments to manage foreign currency risks when we enter a transaction denominated in a currency other than our local currencies.

ITEM 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Newpark Resources, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Newpark Resources, Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Long-lived Assets / Inventory Impairment and other charges – Exit of Gulf of Mexico Operations — Refer to Notes 2, 3 and 4 to the financial statements

Critical Audit Matter Description

In the third quarter of 2022, the Company's Board of Directors approved management's plan to exit its Gulf of Mexico operations, including the potential sale of related assets. As a result of the plan to exit the Gulf of Mexico operations, the Company considered developments in the third quarter to be a potential indicator of impairment that required an impairment evaluation. Accordingly, the Company estimated the fair value for Gulf of Mexico assets as of September 30, 2022, based on the expected cash flows to be generated from anticipated transactions and determined that a $21.5 million impairment charge was required related to long-lived assets. The Company also recognized an $8.0 million charge to reduce the carrying value of inventory to net realizable value primarily based on the anticipated transactions. The total charges of $29.4 million were recorded to impairments and other charges in the year ended December 31, 2022.

We identified impairment and other charges taken for the Gulf of Mexico operations as a critical audit matter due to the materiality of the long-lived assets and inventory balances within the Gulf of Mexico operations, high degree of auditor judgment, an increased level of effort when performing audit procedures to evaluate the reasonableness of management's assumptions in determining the future net cash flows, and an increased extent of effort, including the need to involve fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of the Company's impairment analysis for long-lived assets within the Gulf of Mexico asset group included the following, among others:

- Made inquiries of business unit managers as well as executives and operations personnel about the expected plans for sale of related assets.

- Evaluated management's impairment analysis by reviewing agreements, indicators of interest and letters of intent involving external parties to determine potential impairment indicators and the analysis of whether the carrying amounts of the Gulf of Mexico assets were no longer recoverable.

- Evaluated the completeness and accuracy of the long-lived assets identified for impairment by comparing the listing of assets evaluated by management in the fair value analysis to the listing of assets recorded in the Gulf of Mexico asset group.

- Evaluated the reasonableness of key assumptions used by management in determining the undiscounted future net cash flows by comparing the undiscounted net future cash flows to source information such as agreements under negotiation for precedent transactions involving external parties and assessing the remaining useful life and end of life/salvage value of the assets and testing the mathematical accuracy of the analysis.

- With the assistance of our fair value specialists, we evaluated the valuation methodology, assessed the reasonableness of the valuation assumptions and confirmed the mathematical accuracy of the discount rate used in the fair value analysis.

Our audit procedures related to the net realizable value of inventory included the following, among others:

- Made inquiries of business unit managers as well as executives, sales, and operations personnel about the expected sales prices and plans for usage of products.

- Tested the forecasted net realizable value by comparing to internal and external information (agreements under negotiation for precedent transactions involving external parties, contracts, historical usage, communications with customers) and actual results occurring after the net realizable value analysis was completed.

- Considered the existence of contradictory evidence based on reading of internal communications to management and the board of directors and Company press releases, as well as our observations and inquiries as to changes within the business.

Our audit procedures also included testing the effectiveness of controls over the review of impairment indicators and management's long-lived asset impairment and net realizable value evaluation.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 24, 2023

We have served as the Company's auditor since 2008.

Newpark Resources, Inc.
Consolidated Balance Sheets
December 31,

(In thousands, except share data)	2022	2021
ASSETS		
Cash and cash equivalents	$ 23,182	$ 24,088
Receivables, net of allowance of $4,817 and $4,587, respectively	242,247	194,296
Inventories	149,571	155,341
Prepaid expenses and other current assets	10,966	14,787
Total current assets	425,966	388,512
Property, plant and equipment, net	193,099	260,256
Operating lease assets	23,769	27,569
Goodwill	47,110	47,283
Other intangible assets, net	20,215	24,959
Deferred tax assets	2,275	2,316
Other assets	2,441	1,991
Total assets	$ 714,875	$ 752,886
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current debt	$ 22,438	$ 19,210
Accounts payable	93,633	84,585
Accrued liabilities	46,871	46,597
Total current liabilities	162,942	150,392
Long-term debt, less current portion	91,677	95,593
Noncurrent operating lease liabilities	19,816	22,352
Deferred tax liabilities	8,121	11,819
Other noncurrent liabilities	9,291	10,344
Total liabilities	291,847	290,500
Commitments and contingencies (Note 15)		
Common stock, $0.01 par value (200,000,000 shares authorized and 111,451,999 and 109,330,733 shares issued, respectively)	1,115	1,093
Paid-in capital	641,266	634,929
Accumulated other comprehensive loss	(67,186)	(61,480)
Retained earnings	2,489	24,345
Treasury stock, at cost (21,751,232 and 16,981,147 shares, respectively)	(154,656)	(136,501)
Total stockholders' equity	423,028	462,386
Total liabilities and stockholders' equity	$ 714,875	$ 752,886

See Accompanying Notes to Consolidated Financial Statements

Newpark Resources, Inc.
Consolidated Statements of Operations
Years Ended December 31,

(In thousands, except per share data)		2022		2021		2020
Revenues						
Product sales revenues	$	665,318	$	484,300	$	378,813
Rental and service revenues		150,276		130,481		113,812
Total revenues		815,594		614,781		492,625
Cost of revenues						
Cost of product sales revenues		588,234		434,405		384,519
Cost of rental and service revenues		105,824		95,147		88,739
Total cost of revenues		694,058		529,552		473,258
Selling, general and administrative expenses		97,618		94,445		86,604
Other operating (income) loss, net		(4,370)		(391)		(3,330)
Impairments and other charges		37,322		—		14,727
Operating loss		(9,034)		(8,825)		(78,634)
Foreign currency exchange (gain) loss		389		(397)		3,378
Interest expense, net		7,040		8,805		10,986
(Gain) loss on extinguishment of debt		—		1,000		(419)
Loss before income taxes		(16,463)		(18,233)		(92,579)
Provision (benefit) for income taxes		4,371		7,293		(11,883)
Net loss	$	(20,834)	$	(25,526)	$	(80,696)
Net loss per common share - basic	$	(0.22)	$	(0.28)	$	(0.89)
Net loss per common share - diluted	$	(0.22)	$	(0.28)	$	(0.89)

See Accompanying Notes to Consolidated Financial Statements

Newpark Resources, Inc.
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31,

(In thousands)	2022	2021	2020
Net loss	$ (20,834)	$ (25,526)	$ (80,696)
Foreign currency translation adjustments (net of tax benefit of $1, $639, $293)	(5,706)	(7,308)	2,086
Recognition of Brazil cumulative foreign currency translation losses	—	—	11,689
Comprehensive loss	$ (26,540)	$ (32,834)	$ (66,921)

See Accompanying Notes to Consolidated Financial Statements

Newpark Resources, Inc.
Consolidated Statements of Stockholders' Equity

(In thousands)	Common Stock	Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2019	$ 1,067	$ 620,626	$ (67,947)	$ 134,119	$ (139,220)	$ 548,645
Cumulative effect of accounting change	—	—	—	(735)	—	(735)
Net loss	—	—	—	(80,696)	—	(80,696)
Employee stock options, restricted stock and employee stock purchase plan	9	(173)	—	(1,751)	2,380	465
Stock-based compensation expense	—	6,578	—	—	—	6,578
Foreign currency translation, net of tax	—	—	2,086	—	—	2,086
Recognition of Brazil cumulative foreign currency translation losses	—	—	11,689	—	—	11,689
Balance at December 31, 2020	1,076	627,031	(54,172)	50,937	(136,840)	488,032
Net loss	—	—	—	(25,526)	—	(25,526)
Employee stock options, restricted stock and employee stock purchase plan	17	(28)	—	(1,066)	339	(738)
Stock-based compensation expense	—	7,926	—	—	—	7,926
Foreign currency translation, net of tax	—	—	(7,308)	—	—	(7,308)
Balance at December 31, 2021	1,093	634,929	(61,480)	24,345	(136,501)	462,386
Net loss	—	—	—	(20,834)	—	(20,834)
Employee stock options, restricted stock and employee stock purchase plan	22	(524)	—	(1,022)	(537)	(2,061)
Stock-based compensation expense	—	6,861	—	—	—	6,861
Treasury shares purchased at cost	—	—	—	—	(17,618)	(17,618)
Foreign currency translation, net of tax	—	—	(5,706)	—	—	(5,706)
Balance at December 31, 2022	$ 1,115	$ 641,266	$ (67,186)	$ 2,489	$ (154,656)	$ 423,028

See Accompanying Notes to Consolidated Financial Statements

Newpark Resources, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31,

(In thousands)	2022	2021	2020
Cash flows from operating activities:			
Net loss	$ (20,834) $	(25,526) $	(80,696)
Adjustments to reconcile net loss to net cash provided by (used in) operations:			
Impairments and other non-cash charges	37,322	—	25,072
Depreciation and amortization	38,610	42,225	45,314
Stock-based compensation expense	6,861	7,926	6,578
Provision for deferred income taxes	(3,384)	(1,209)	(18,850)
Credit loss expense	1,039	664	1,427
Gain on divestitures	(3,596)	—	—
Gain on sale of assets	(2,809)	(7,182)	(6,531)
Gain on insurance recovery	—	(849)	—
(Gain) loss on extinguishment of debt	—	1,000	(419)
Amortization of original issue discount and debt issuance costs	871	3,707	5,152
Change in assets and liabilities:			
(Increase) decrease in receivables	(42,452)	(61,283)	70,994
(Increase) decrease in inventories	(46,909)	(10,336)	39,889
Increase in other assets	(855)	(726)	(686)
Increase (decrease) in accounts payable	10,781	36,341	(29,457)
Increase (decrease) in accrued liabilities and other	334	12,235	(1,996)
Net cash provided by (used in) operating activities	(25,021)	(3,013)	55,791
Cash flows from investing activities:			
Capital expenditures	(28,273)	(21,793)	(15,794)
Proceeds from divestitures	71,286	—	—
Business acquisitions, net of cash acquired	—	(13,434)	—
Proceeds from sale of property, plant and equipment	3,217	15,999	12,399
Proceeds from insurance property claim	—	1,753	—
Net cash provided by (used in) investing activities	46,230	(17,475)	(3,395)
Cash flows from financing activities:			
Borrowings on lines of credit	287,276	286,154	173,794
Payments on lines of credit	(290,886)	(208,575)	(221,781)
Purchases of Convertible Notes	—	(28,137)	(29,124)
Payment on Convertible Notes	—	(38,567)	—
Proceeds from term loan	3,754	8,258	—
Proceeds from financing obligation	—	8,004	—
Debt issuance costs	(1,499)	(295)	—
Purchases of treasury stock	(20,248)	(1,448)	(333)
Other financing activities	(3,327)	(3,986)	(497)
Net cash provided by (used in) financing activities	(24,930)	21,408	(77,941)
Effect of exchange rate changes on cash	(707)	(1,779)	(970)
Net decrease in cash, cash equivalents, and restricted cash	(4,428)	(859)	(26,515)
Cash, cash equivalents, and restricted cash at beginning of year	29,489	30,348	56,863
Cash, cash equivalents, and restricted cash at end of year	$ 25,061 $	29,489 $	30,348

See Accompanying Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Organization and Principles of Consolidation. Newpark Resources, Inc. was organized in 1932 as a Nevada corporation. In 1991, we changed our state of incorporation to Delaware. The consolidated financial statements include our company and our wholly-owned subsidiaries (the "Company," "we," "our," or "us"). All intercompany transactions are eliminated in consolidation.

We are a geographically diversified supplier providing environmentally-sensitive products, as well as rentals and services to customers across multiple industries. We currently operate our business through two reportable segments: Fluids Systems and Industrial Solutions. In addition, we had a third reportable segment, Industrial Blending, which was exited in 2022. Prior to 2022, we aggregated our now exited Industrial Blending business and reported it within Industrial Solutions. We have reflected these three reportable segments for all periods presented in this Annual Report on Form 10-K.

- Our Fluids Systems segment provides customized drilling, completion, and stimulation fluids products and related technical services to oil and natural gas exploration and production ("E&P") customers primarily in North America and Europe, the Middle East and Africa ("EMEA"), as well as certain countries in Asia Pacific and Latin America.

- Our Industrial Solutions segment provides temporary worksite access solutions, including the rental of our recyclable composite matting systems, along with related site construction and services to customers in various markets including power transmission, E&P, pipeline, renewable energy, petrochemical, construction and other industries, primarily in the United States and Europe. We also manufacture and sell our recyclable composite mats to customers around the world, with power transmission being the primary end-market.

- Our Industrial Blending segment began operations in 2020 and supported industrial end-markets, including the production of disinfectants and industrial cleaning products. We completed the wind down of the Industrial Blending business in the first quarter of 2022, and we completed the sale of the industrial blending and warehouse facility and related equipment located in Conroe, Texas in the fourth quarter of 2022.

Use of Estimates and Market Risks. The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in preparing our consolidated financial statements include, but are not limited to, the following: estimated cash flows and fair values used for impairments of long-lived assets, including goodwill and other intangibles, and valuation allowances for deferred tax assets.

Our Fluids Systems operating results remain dependent on oil and natural gas drilling activity levels in the markets we serve and the nature of the drilling operations (including the depth and whether the wells are drilled vertically or horizontally), which governs the revenue potential of each well. Drilling activity levels, in turn, depend on a variety of factors, including oil and natural gas commodity pricing, inventory levels, product demand, and regulatory restrictions. Oil and natural gas prices and activity are cyclical and volatile, and this market volatility has a significant impact on our operating results.

Cash Equivalents. All highly liquid investments with a remaining maturity of three months or less at the date of acquisition are classified as cash equivalents.

Restricted Cash. Cash that is restricted as to withdrawal or usage is recognized as restricted cash and is included in other current assets in the consolidated balance sheets.

Allowance for Credit Losses. Trade receivables are presented at the net amount expected to be collected. We estimate the lifetime "expected credit loss" for such assets at inception, which generally results in the earlier recognition of allowances for losses. Our allowance for credit losses reflects losses that are expected over the contractual life of the asset, and takes into account historical loss experience, current and future economic conditions, and reasonable and supportable forecasts.

Inventories. Inventories are stated at the lower of cost (principally average cost) or net realizable value. Certain conversion costs associated with the acquisition, production, blending, and storage of inventory in our Fluids Systems segment as well as the manufacturing operations in the Industrial Solutions segment are capitalized as a component of the carrying value of the inventory and expensed as a component of cost of revenues as the products are sold. Reserves for inventory obsolescence are determined based on the net realizable value of the inventory using factors such as our historical usage of inventory on-hand, future expectations related to our customers' needs, market conditions, and the development of new products.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Additions and improvements that extend the useful life of an asset are capitalized. We capitalize interest costs on significant capital projects. Maintenance and repairs are expensed as incurred. Sales and disposals of property, plant and equipment are removed at carrying cost less accumulated depreciation with any resulting gain or loss reflected in earnings.

Depreciation is provided on property, plant and equipment, including finance lease assets, primarily utilizing the straight-line method over the following estimated useful service lives or lease term:

Computer hardware and office equipment	3-5 years
Computer software	3-5 years
Autos and light trucks	5-7 years
Furniture, fixtures, and trailers	7-10 years
Composite mats (rental fleet)	7-12 years
Machinery and heavy equipment	10-15 years
Owned buildings	20-39 years
Leasehold improvements	Lease term, including reasonably assured renewal periods

Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net identifiable assets acquired in business combinations. Goodwill and other intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the asset are realized. Any period costs of maintaining intangible assets are expensed as incurred.

Impairment of Long-Lived Assets. Goodwill and other indefinite-lived intangible assets are tested for impairment annually as of November 1, or more frequently, if indicators of impairment exist. As part of our annual goodwill review, we first perform a qualitative assessment based on company performance and future business outlook to determine if indicators of impairment exist. When there are qualitative indicators of impairment, we use an impairment test which includes a comparison of the carrying value of net assets of our reporting units, including goodwill, with their estimated fair values, which we estimate using a combination of a market multiple and discounted cash flow approach (classified within level 3 of the fair value hierarchy). If the carrying value exceeds the estimated fair value, an impairment charge is recorded in the period in which such review is performed. We identify our reporting units based on our analysis of several factors, including our operating segment structure, evaluation of the economic characteristics of our geographic regions within each of our operating segments, and the extent to which our business units share assets and other resources.

We review property, plant and equipment, finite-lived intangible assets and certain other assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We assess recoverability based on the undiscounted future net cash flows expected from the use and eventual disposition of such asset. Should the review indicate that the carrying value is not fully recoverable, the amount of impairment loss is determined by comparing the carrying value to the estimated fair value.

Insurance. We maintain reserves for estimated future payments associated with our self-insured employee healthcare programs, as well as the self-insured retention exposures under our general liability, auto liability, and workers compensation insurance policies. Our reserves are determined based on historical experience under these programs, including estimated development of known claims and estimated incurred-but-not-reported claims.

Treasury Stock. Treasury stock is carried at cost, which includes the entire cost of the acquired stock.

Revenue Recognition. The following provides a summary of our significant accounting policies for revenue recognition.

Fluids Systems. Revenues for fluid system additive products and engineering services, when provided to customers in the delivery of an integrated fluid system, are recognized as product sales revenues when utilized by the customer. Revenues for formulated liquid systems are recognized as product sales revenues when utilized or lost downhole while drilling. Revenues for equipment rentals and other services provided to customers that are ancillary to the fluid system product delivery are recognized in rental and service revenues when the services are performed. For direct sales of fluid system products, revenues are recognized when control passes to the customer, which is generally upon shipment of materials.

Industrial Solutions. Revenues for rentals and services are generated from both fixed-price and unit-priced contracts, which are generally short-term in duration. The activities under these contracts include the installation and rental of matting systems for a period of time and services such as access road construction, site planning and preparation, environmental protection, erosion control, and site restoration services. Rental revenues are recognized over the rental term and service revenues are recognized when the specified services are performed. Revenues from any subsequent extensions to the rental agreements are recognized over the extension period. Revenues from the direct sale of products are recognized when control passes to the customer, which is upon shipment or delivery, depending on the terms of the underlying sales contract.

For all segments, the amount of revenue we recognize for products sold and services performed reflects the consideration to which we expect to be entitled in exchange for such goods or services, which generally reflects the amount we have the right to invoice based on agreed upon unit rates. While billing requirements vary, many of our customer contracts require that billings occur periodically or at the completion of specified activities, even though our performance and right to consideration occurs throughout the contract. As such, we recognize revenue as performance is completed in the amount to which we have the right to invoice. We do not disclose the value of our unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue for the amount to which we have the right to invoice for products sold and services performed.

Shipping and handling costs are reflected in cost of revenues, and all reimbursements by customers of shipping and handling costs are included in revenues.

Income Taxes. We provide for deferred taxes using an asset and liability approach by measuring deferred tax assets and liabilities due to temporary differences existing at year end using currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. We reduce deferred tax assets by a valuation allowance when, based on our estimates, it is more likely than not that a portion of those assets will not be realized in a future period. The estimates utilized in recognition of deferred tax assets are subject to revision, either up or down, in future periods based on new facts or circumstances. We present deferred tax assets and liabilities as noncurrent in the balance sheet based on an analysis of each taxpaying component within a jurisdiction. We evaluate uncertain tax positions and record a liability as circumstances warrant.

Share-Based Compensation. Share-based compensation cost is measured at the grant date based on the fair value of the award, net of an estimated forfeiture rate. We recognize these costs in the statement of operations using the straight-line method over the vesting term.

Foreign Currency Translation. The functional currency for substantially all international subsidiaries is their respective local currency. Financial statements for these international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rates in effect during the respective period for revenues and expenses. Exchange rate adjustments resulting from translation of foreign currency financial statements of our international subsidiaries are reflected in accumulated other comprehensive loss in stockholders' equity until such time that the international subsidiary is sold or liquidation is substantially complete, at which time the related accumulated adjustments would be reclassified into income. Exchange rate adjustments resulting from foreign currency denominated transactions are recorded in income. At December 31, 2022 and 2021, accumulated other comprehensive loss related to foreign subsidiaries reflected in stockholders' equity was $67.2 million and $61.5 million, respectively.

During the fourth quarter of 2019, we made the decision to wind down our Brazil operations, and during the fourth quarter of 2020, we completed the substantial liquidation of our Brazil subsidiary and recognized an $11.7 million non-cash charge to "impairments and other charges" for the reclassification of cumulative foreign currency translation losses related to our subsidiary in Brazil.

Fair Value Measurement. Fair value is measured as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at a measurement date. We apply the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1: The use of quoted prices in active markets for identical financial instruments.

- Level 2: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.

- Level 3: The use of significantly unobservable inputs that typically require the use of management's estimates of assumptions that market participants would use in pricing.

New Accounting Pronouncements

Standards Adopted in 2021

Income Taxes: Simplifying the Accounting for Income Taxes. In 2019, the FASB issued new guidance intended to simplify various aspects related to accounting for income taxes. We adopted this new guidance as of January 1, 2021. The adoption of this new guidance had no material impact on our financial statements or related disclosures.

Standards Adopted in 2020

Credit Losses: In 2016, the FASB issued new guidance which requires financial assets measured at amortized cost basis, including trade receivables, to be presented at the net amount expected to be collected. We adopted this new guidance as of January 1, 2020 using the modified retrospective transition method, and recorded a net reduction of $0.7 million to opening retained earnings to reflect the cumulative effect of adoption. The cumulative effect of the changes made to our consolidated balance sheet for the adoption of the new accounting guidance for credit losses were as follows:

(In thousands)	Balance at December 31, 2019		Impact of Adoption of New Credit Losses Guidance	Balance at January 1, 2020
Receivables, net	$	216,714	$ (959)	$ 215,755
Deferred tax assets		3,600	59	3,659
Deferred tax liabilities		34,247	(165)	34,082
Retained earnings		134,119	(735)	133,384

Note 2 — Divestitures and Business Combinations

Divestitures

Throughout the oil and natural gas cycle of the last couple of years, we continuously reviewed our portfolio. These reviews have focused on evaluating changes in the outlook for our served markets and customer priorities, while identifying opportunities for value-creating options in our portfolio, placing investment emphasis in markets where we generate strong returns and where we see greater long-term viability and stability. As part of this review, our Board of Directors approved the following actions in 2022.

Exit of Industrial Blending Segment and Sale of Conroe, Texas Blending Facility

In the first quarter of 2022, in consideration of broader strategic priorities and the timeline and efforts required to further develop the industrial blending business, we exited our Industrial Blending operations. In November 2022, we completed the sale of the industrial blending and warehouse facility and related equipment located in Conroe, Texas to a global chemical provider, and received cash proceeds of approximately $14 million. In connection with this divestiture, we recognized a $7.9 million impairment charge related to these long-lived assets in the second quarter of 2022, and subsequently recognized a gain of $2.6 million upon the eventual sale in the fourth quarter of 2022.

Sale of Excalibar U.S. Mineral Grinding Business

In the second quarter of 2022, we initiated a formal sale process for our Excalibar U.S. mineral grinding business ("Excalibar"), which is reported within our Fluids Systems segment. On November 30, 2022, we completed the sale of substantially all the long-lived assets, inventory, and operations of Excalibar to Cimbar Resources, INC. ("Cimbar"), received cash proceeds (after purchase price adjustments) of approximately $51 million, and recognized a gain of $1.0 million. The Company retained certain assets and liabilities, including accounts receivable and accounts payable. Such working capital provided approximately $10 million of cash generation in the fourth quarter of 2022 and is expected to provide approximately $5 million of additional cash generation in early 2023. In connection with the sale, the Company and Cimbar have entered into a long-term barite supply agreement for certain regions of our U.S. drilling fluids business, with an initial term of four years following the closing of the transaction.

Exit of Gulf of Mexico Operations

In the third quarter of 2022, our Board of Directors approved management's plan to exit our Fluids Systems Gulf of Mexico operations, including the potential sale of related assets. In December 2022, we completed the sale of substantially all assets associated with our Gulf of Mexico completion fluids operations. Separately, we also entered a seven-year arrangement to sublease our Fourchon, Louisiana drilling fluids shorebase and blending facility to a leading global energy services provider. As part of this arrangement, substantially all of our Gulf of Mexico drilling fluids inventory will be sold as consumed by the lessee or no later than nine months from the closing of the transaction. The sale of the completion fluids operations provided approximately $6 million of cash generation in the fourth quarter of 2022, and the exit of the drilling fluids operations is expected to provide approximately $25 million of additional cash generation, primarily in early 2023.

As a result of the plan to exit the Gulf of Mexico operations as described above, we considered the third quarter developments to be a potential indicator of impairment that required us to complete an impairment evaluation. Accordingly, we estimated the fair value for our Gulf of Mexico assets as of September 30, 2022 based on the expected cash flows to be generated from the anticipated transactions and determined that a $21.5 million impairment charge was required related to the long-lived assets. We also recognized an $8.0 million charge to reduce the carrying value of inventory to their net realizable value primarily based on the anticipated transactions. The total charges of $29.4 million were recorded to impairments and other charges in the third quarter of 2022.

Total impairments and other charges consisted of the following:

(In thousands)	Year Ended December 31, 2022
Industrial Blending - Long-lived assets impairment	$ 7,905
Gulf of Mexico - Long-lived assets impairment	21,461
Gulf of Mexico - Inventory write-downs	7,956
Total impairments and other charges	$ 37,322

Summarized operating results of the business units exited in 2022 (including impairments and other charges described above) are shown in the following table:

(In thousands)	Year Ended December 31, 2022	2021	2020
Revenues			
Industrial Blending	$ —	$ 8,821	$ 7,548
Excalibar	55,990	36,396	28,214
Gulf of Mexico	26,708	25,366	46,524
Operating income (loss)			
Industrial Blending	(8,002)	(2,384)	429
Excalibar	3,665	(277)	(1,999)
Gulf of Mexico	(43,215)	(6,753)	(3,450)

Summarized net assets of the business units exited in 2022 are shown in the following table:

(In thousands)	December 31, 2022	December 31, 2021
Receivables, net	$ 27,798	$ 12,140
Inventories	5,805	42,421
Property, plant and equipment, net	4,508	74,318
Accounts payable	(2,060)	(5,136)
Accrued liabilities	(311)	(1,976)
Total net assets	$ 35,740	$ 121,767

As described above, the change in net assets related to these divested business units includes the impact of the $37.3 million of impairments and other charges, the impact from the divestiture transactions, as well as the wind-down of retained working capital. The net assets remaining as of December 31, 2022 relate to the remaining Gulf of Mexico net assets and retained working capital from the Excalibar sale. As noted above, we expect to generate approximately $31 million of cash primarily in the first half of 2023 from the realization of the remaining working capital related to these divestitures.

Business Combinations

In December 2021, we acquired certain assets and assumed certain liabilities of Lentzcaping, Inc. and Lentzcaping, LLC (together, "Lentzcaping"). The purchase price for this acquisition was $13.5 million, net of cash acquired, and was funded with borrowings under the ABL Facility (as defined in Note 6). The results of operations of Lentzcaping are reported within the Industrial Solutions segment for the periods subsequent to the date of the acquisition. Results of operations and pro-forma combined results of operations for the acquired business have not been presented as the effect of this acquisition is not material to our consolidated financial statements.

Note 3 — Inventories

Inventories consisted of the following at December 31:

(In thousands)	2022	2021
Raw materials:		
Fluids Systems	$ 110,623	$ 119,242
Industrial Solutions	3,966	4,939
Total raw materials	114,589	124,181
Blended fluids systems components	29,244	27,793
Finished goods — mats	5,738	3,367
Total inventories	$ 149,571	$ 155,341

Raw materials for the Fluids Systems segment consist primarily of chemicals and other additives that are consumed in the production of our fluids systems. Raw materials for the Industrial Solutions segment consist primarily of resins, chemicals, and other materials used to manufacture composite mats, as well as materials that are consumed in providing ground protection and other services to our customers. Our blended fluids systems components consist of base fluids systems that have been either mixed internally at our blending facilities or purchased from third-party vendors. These base fluids systems require raw materials to be added, as needed to meet specified customer requirements.

The decrease in inventories in 2022 was primarily attributable to a $36.6 million decrease related to our divestitures described in Note 2, including the impact of related inventory impairments, partially offset by activity-driven increases and raw materials cost inflation in the Fluids Systems segment.

The Fluids Systems segment operating results for 2022 includes $8.0 million of total charges for inventory write-downs included in impairments and other charges, primarily attributable to the reduction in carrying values of certain inventory related to the exit of our Gulf of Mexico operations to their net realizable value.

Note 4 — Property, Plant and Equipment

Property, plant and equipment consisted of the following at December 31:

(In thousands)	2022	2021
Land	$ 7,804	$ 11,820
Buildings and improvements	63,333	118,395
Machinery and equipment	229,080	282,258
Computer hardware and software	47,743	48,389
Furniture and fixtures	5,733	5,879
Construction in progress	5,447	8,194
	359,140	474,935
Less accumulated depreciation	(248,844)	(287,046)
	110,296	187,889
Composite mats (rental fleet)	147,764	135,975
Less accumulated depreciation - composite mats	(64,961)	(63,608)
	82,803	72,367
Property, plant and equipment, net	$ 193,099	$ 260,256

Depreciation expense was $35.0 million, $38.5 million, and $40.9 million in 2022, 2021 and 2020, respectively. The decrease in property, plant and equipment in 2022 primarily reflects a $69.8 million reduction related to our divestitures and associated impairments described in Note 2, partially offset by investments to expand our mat rental fleet.

Note 5 — Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill, which all relates to the Industrial Solutions segment, are as follows:

(In thousands)	Industrial Solutions
Balance at December 31, 2020	$ 42,444
Acquisition	4,871
Effects of foreign currency	(32)
Balance at December 31, 2021	47,283
Effects of foreign currency	(173)
Balance at December 31, 2022	$ 47,110

We completed the annual evaluation of the carrying value of our goodwill and other indefinite-lived intangible assets as of November 1, 2022 and determined that the fair value was significantly more than the net carrying value, and therefore, no impairment was required.

In December 2021, we completed the acquisition of Lentzcaping, which resulted in additions to goodwill of $4.9 million.

Other intangible assets consisted of the following:

	December 31, 2022			December 31, 2021		
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Other Intangible Assets, Net	Gross Carrying Amount	Accumulated Amortization	Other Intangible Assets, Net
Technology related	$ 17,806	$ (8,204)	$ 9,602	$ 20,315	$ (9,201)	$ 11,114
Customer related	35,253	(25,122)	10,131	37,176	(23,843)	13,333
Total amortizing intangible assets	53,059	(33,326)	19,733	57,491	(33,044)	24,447
Permits and licenses	482	—	482	512	—	512
Total indefinite-lived intangible assets	482	—	482	512	—	512
Total intangible assets	$ 53,541	$ (33,326)	$ 20,215	$ 58,003	$ (33,044)	$ 24,959

Total amortization expense related to other intangible assets was $3.6 million, $3.7 million and $4.5 million in 2022, 2021 and 2020, respectively.

In December 2021, we completed the acquisition of Lentzcaping, which resulted in additions to amortizable intangible assets of $3.3 million.

Estimated future amortization expense for the years ended December 31 is as follows:

(In thousands)	2023	2024	2025	2026	2027	Thereafter	Total
Technology related	$ 1,047	$ 1,025	$ 1,023	$ 1,023	$ 1,008	$ 4,476	$ 9,602
Customer related	2,117	1,775	1,515	1,252	996	2,476	10,131
Total future amortization expense	$ 3,164	$ 2,800	$ 2,538	$ 2,275	$ 2,004	$ 6,952	$ 19,733

The weighted average amortization period for technology related and customer related intangible assets is 15 years and 13 years, respectively.

Note 6 — Financing Arrangements

Financing arrangements consisted of the following:

(In thousands)	December 31, 2022			December 31, 2021		
	Principal Amount	**Unamortized Discount and Debt Issuance Costs**	**Total Debt**	**Principal Amount**	**Unamortized Discount and Debt Issuance Costs**	**Total Debt**
Amended ABL Facility	$ 80,300	$ —	$ 80,300	$ 86,500	$ —	$ 86,500
U.K. term loan	7,201	(99)	7,102	6,094	(110)	5,984
Financing obligation	3,437	(35)	3,402	6,688	(78)	6,610
Other debt	23,311	—	23,311	15,709	—	15,709
Total debt	114,249	(134)	114,115	114,991	(188)	114,803
Less: current portion	(22,438)	—	(22,438)	(19,210)	—	(19,210)
Long-term debt	$ 91,811	$ (134)	$ 91,677	$ 95,781	$ (188)	$ 95,593

Asset-Based Loan Facility. In October 2017, we entered into a U.S. asset-based revolving credit agreement, which was amended in March 2019 (the "ABL Facility"). In May 2022, we amended and restated the ABL Facility (the "Amended ABL Facility"). The Amended ABL Facility provides financing of up to $175.0 million available for borrowings (inclusive of letters of credit), which can be increased up to $250.0 million, subject to certain conditions. The Amended ABL Facility has a five-year term expiring May 2027, expands available borrowing capacity associated with the Industrial Solutions rental mat fleet, replaces the LIBOR-based pricing grid with a Bloomberg Short-Term Bank Yield Index ("BSBY") pricing grid, and includes a mechanism to incorporate a sustainability-linked pricing framework with the consent of the required lenders (as defined in the Amended ABL Facility).

As of December 31, 2022, our total borrowing availability under the Amended ABL Facility was $167.6 million, of which $80.3 million was drawn and $3.3 million was used for outstanding letters of credit, resulting in remaining availability of $84.0 million.

Borrowing availability under the Amended ABL Facility is calculated based on eligible U.S. accounts receivable, inventory and composite mats included in the rental fleet, net of reserves and subject to limits on certain of the assets included in the borrowing base calculation. To the extent pledged by the borrowers, the borrowing base calculation also includes the amount of eligible pledged cash. The administrative agent may establish reserves in accordance with the Amended ABL Facility, in part based on appraisals of the asset base, and other limits in its discretion, which could reduce the amounts otherwise available under the Amended ABL Facility.

Under the terms of the Amended ABL Facility, we may elect to borrow at a variable interest rate based on either, (1) the BSBY rate (subject to a floor of zero) or (2) the base rate (subject to a floor of zero), equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A., and (c) BSBY for a one-month interest period plus 1.00%, plus, in each case, an applicable margin per annum. The applicable margin ranges from 1.50% to 2.00% per annum for BSBY borrowings, and 0.50% to 1.00% per annum for base rate borrowings, based on the consolidated leverage ratio (as defined in the Amended ABL Facility) as of the last day of the most recent fiscal quarter. We are also required to pay a commitment fee equal to (i) 0.375% per annum at any time the average daily unused portion of the commitments is greater than 50% and (ii) 0.25% per annum at any time the average daily unused portion of the commitments is less than 50%.

As of December 31, 2022, the applicable margin for borrowings under the Amended ABL Facility was 1.75% with respect to BSBY borrowings and 0.75% with respect to base rate borrowings. As of December 31, 2022, the weighted average interest rate for the Amended ABL Facility was 5.9% and the applicable commitment fee on the unused portion of the Amended ABL Facility was 0.375% per annum.

The Amended ABL Facility is a senior secured obligation of the Company and certain of our U.S. subsidiaries constituting borrowers thereunder, secured by a first priority lien on substantially all of the personal property and certain real property of the borrowers, including a first priority lien on certain equity interests of direct or indirect domestic subsidiaries of the borrowers and certain equity interests issued by certain foreign subsidiaries of the borrowers.

The Amended ABL Facility contains customary representations, warranties and covenants that, among other things, and subject to certain specified circumstances and exceptions, restrict or limit the ability of the borrowers and certain of their subsidiaries to incur indebtedness (including guarantees), grant liens, make investments, pay dividends or distributions with respect to capital stock and make other restricted payments, make prepayments on certain indebtedness, engage in mergers or other fundamental changes, dispose of property, and change the nature of their business.

The Amended ABL Facility requires compliance with the following financial covenants: (i) a minimum fixed charge coverage ratio of 1.00 to 1.00 for the most recently completed four fiscal quarters and (ii) while a leverage covenant trigger period (as defined in the Amended ABL Facility) is in effect, a maximum consolidated leverage ratio of 4.00 to 1.00 as of the last day of the most recently completed fiscal quarter.

The Amended ABL Facility includes customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross-default to other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of security interests or invalidity of loan documents, certain ERISA events, unsatisfied or unstayed judgments and change of control.

Convertible Notes. In December 2016, we issued $100.0 million of unsecured convertible senior notes ("Convertible Notes") which bore interest at a rate of 4.0% per year and matured in December 2021. A total of $38.6 million of our Convertible Notes were repaid at maturity. During 2021, we repurchased $28.3 million of our Convertible Notes in the open market for a total cost of $28.1 million and recognized a net loss of $1.0 million reflecting the difference in the amount paid and the net carrying value of the extinguished debt, including original issue discount and debt issuance costs. During 2020, we repurchased $33.1 million of our Convertible Notes in the open market for a total cost of $29.1 million and recognized a net gain of $0.4 million reflecting the difference in the amount paid and the net carrying value of the extinguished debt, including original issue discount and debt issuance costs.

Other Debt. In February 2021, a U.K. subsidiary entered a £6.0 million term loan facility that was scheduled to mature in February 2024. In April 2022, this facility was amended to increase the term loan to £7.0 million and establish a £2.0 million revolving credit facility. Both the amended term loan and revolving credit facility mature in April 2025 and bear interest at a rate of Sterling Overnight Index Average ("SONIA") plus a margin of 3.25% per year. As of December 31, 2022, the interest rate for the U.K. facilities was 6.7%. The term loan is payable in quarterly installments of £350,000 plus interest beginning June 2022 and a £2.8 million payment due at maturity. We had $8.5 million outstanding under these arrangements at December 31, 2022.

In August 2021, we completed sale-leaseback transactions related to certain vehicles and other equipment for net proceeds of approximately $7.9 million. The transactions have been accounted for as financing arrangements as they did not qualify for sale accounting. As a result, the vehicles and other equipment continue to be reflected on our balance sheet in property, plant and equipment, net. The financing arrangements have a weighted average annual interest rate of 5.4% and are payable in monthly installments with varying maturities through October 2025. We had $3.4 million in financing obligations outstanding under these arrangements at December 31, 2022.

Certain of our foreign subsidiaries maintain local credit arrangements consisting primarily of lines of credit or overdraft facilities which are generally renewed on an annual basis. We utilize local financing arrangements in our foreign operations in order to provide short-term local liquidity needs. We had $14.3 million and $11.8 million outstanding under these arrangements at December 31, 2022 and 2021, respectively.

We incurred net interest expense of $7.0 million, $8.8 million and $11.0 million for the years ended December 31, 2022, 2021 and 2020, respectively. There was no capitalized interest for the years ended December 31, 2022, 2021 or 2020. As of December 31, 2022, we had scheduled repayments for financing arrangements of approximately $23 million in 2023, $4 million in 2024, $7 million in 2025, and $80 million in 2027.

Note 7 — Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, receivables, payables, and debt. We believe the carrying values of these instruments approximated their fair values at December 31, 2022 and 2021.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk primarily consist of cash and trade accounts receivable. At December 31, 2022, substantially all of our cash deposits were held by our international subsidiaries in accounts at numerous financial institutions across the various regions in which we operate. As part of our investment strategy, we perform periodic evaluations of the relative credit standing of these financial institutions.

Customer Revenue Concentration

We derive a significant portion of our revenues and profitability from companies in the energy industry, and more specifically, customers in the E&P and utility sectors. Our E&P customer base consists primarily of mid-sized and international oil companies as well as government-owned or government-controlled oil companies operating in the markets that we serve. Our utility customer base consists primarily of large regulated electrical utility providers, as well as power transmission service providers. For 2022, 2021 and 2020, revenues from our 20 largest customers represented approximately 38%, 39% and 49%, respectively, of our consolidated revenues. For 2022, 2021 and 2020, no single customer accounted for more than 10% of our consolidated revenues.

Receivables

Receivables consisted of the following at December 31:

(In thousands)		2022		2021
Trade receivables:				
Gross trade receivables	$	227,762	$	185,065
Allowance for credit losses		(4,817)		(4,587)
Net trade receivables		222,945		180,478
Income tax receivables		2,697		4,167
Other receivables		16,605		9,651
Total receivables, net	$	242,247	$	194,296

The increase in trade receivables in 2022 was primarily attributable to the increase in revenues in the fourth quarter of 2022 compared to the fourth quarter of 2021, including trade amounts outstanding of $17.0 million at December 31, 2022 related to our divestitures described in Note 2.

Other receivables included $3.5 million and $5.7 million for value added, goods and service taxes related to foreign jurisdictions as of December 31, 2022 and 2021, respectively. Other receivables also included $10.8 million at December 31, 2022 related to our divestitures described in Note 2.

We adopted the new accounting guidance for credit losses as of January 1, 2020 (see Note 1 for additional information). To measure expected credit losses, we evaluate our receivables on a collective basis for assets that share similar risk characteristics. Our allowance for credit losses reflects losses that are expected over the contractual life of the asset, and takes into account historical loss experience, current and future economic conditions, and reasonable and supportable forecasts.

Changes in our allowance for credit losses were as follows:

(In thousands)	2022	2021	2020
Balance at beginning of year	$ 4,587	$ 5,024	$ 6,007
Cumulative effect of accounting change	—	—	959
Credit loss expense	1,039	664	1,427
Write-offs, net of recoveries	(809)	(1,101)	(3,369)
Balance at end of year	$ 4,817	$ 4,587	$ 5,024

Note 8 — Leases

We lease certain office space, warehouses, land, equipment, and an industrial facility. Our leases have remaining terms ranging from 1 to 9 years with various extension and termination options. We consider these options in determining the lease term used to establish our operating lease assets and liabilities. Lease agreements with lease and non-lease components are accounted for as a single lease component. Leases with an initial term of 12 months or less are not recorded in the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

Leases consisted of the following at December 31:

(In thousands)	Balance Sheet Classification	2022	2021
Assets:			
Operating	Operating lease assets	$ 23,769	$ 27,569
Finance	Property, plant and equipment, net	4,462	1,709
Total lease assets		$ 28,231	$ 29,278
Liabilities:			
Current:			
Operating	Accrued liabilities	$ 5,587	$ 6,494
Finance	Current debt	1,537	682
Noncurrent:			
Operating	Noncurrent operating lease liabilities	$ 19,816	$ 22,352
Finance	Long-term debt, less current portion	3,462	1,041
Total lease liabilities		$ 30,402	$ 30,569

Total operating lease expenses were $27.3 million for 2022, of which $19.1 million related to short-term leases and $8.3 million related to leases recognized in the balance sheet. Total operating lease expenses were $24.4 million and $25.8 million for 2021 and 2020, respectively. Total operating lease expenses approximate cash paid during each period. Amortization and interest for finance leases are not material. Operating lease expenses and amortization of leased assets for finance leases are included in either cost of revenues or selling, general and administrative expenses. Interest for finance leases is included in interest expense, net.

The maturity of lease liabilities as of December 31, 2022 is as follows:

(In thousands)		Operating Leases		Finance Leases		Total
2023	$	6,619	$	1,803	$	8,422
2024		4,501		1,567		6,068
2025		3,422		1,307		4,729
2026		3,245		903		4,148
2027		3,042		61		3,103
Thereafter		9,042		—		9,042
Total lease payments		29,871		5,641		35,512
Less: Interest		4,468		642		5,110
Present value of lease liabilities	$	25,403	$	4,999	$	30,402

During 2022, we entered into $4.8 million and $4.4 million of new operating lease liabilities and finance lease liabilities, respectively, in exchange for leased assets.

Lease Term and Discount Rate	December 31, 2022
Weighted-average remaining lease term (years)	
Operating leases	6.6
Finance leases	3.5
Weighted-average discount rate	
Operating leases	4.6 %
Finance leases	6.6 %

Note 9 — Income Taxes

The provision (benefit) for income taxes was as follows:

		Year Ended December 31,				
(In thousands)		2022		2021		2020
Current:						
U.S. Federal	$	318	$	773	$	1,591
State		338		525		365
Foreign		7,099		7,204		5,011
Total current		7,755		8,502		6,967
Deferred:						
U.S. Federal		(3,204)		547		(16,309)
State		(142)		(545)		598
Foreign		(38)		(1,211)		(3,139)
Total deferred		(3,384)		(1,209)		(18,850)
Total provision (benefit) for income taxes	$	4,371	$	7,293	$	(11,883)

Income (loss) before income taxes was as follows:

		Year Ended December 31,	
(In thousands)	**2022**	**2021**	**2020**
U.S.	$ (38,001)	$ (36,250)	$ (92,838)
Foreign	21,538	18,017	259
Loss before income taxes	$ (16,463)	$ (18,233)	$ (92,579)

The effective income tax rate is reconciled to the statutory federal income tax rate as follows:

		Year Ended December 31,	
(In thousands)	**2022**	**2021**	**2020**
Income tax expense (benefit) at federal statutory rate	$ (3,457)	$ (3,829)	$ (19,442)
Tax benefit on restructuring of certain subsidiary legal entities	(3,111)	—	—
Recognition of Brazil cumulative foreign currency translation losses	—	—	2,456
Nondeductible executive compensation	958	999	170
Other nondeductible expenses	684	557	616
Stock-based compensation	5	880	1,602
Different rates on earnings of foreign operations	63	(115)	274
Dividend taxes on unremitted earnings	874	980	322
U.S. tax on foreign earnings	378	—	—
Research and development credits	(649)	(1,093)	(521)
Change in valuation allowance	8,156	10,416	2,226
State tax expense (benefit), net	55	(1,302)	196
Other items, net	415	(200)	218
Total provision (benefit) for income taxes	$ 4,371	$ 7,293	$ (11,883)

The provision for income taxes was $4.4 million for 2022, which includes an income tax benefit of $3.1 million related to the restructuring of certain subsidiary legal entities within Europe, as the undistributed earnings for an international subsidiary are no longer subject to certain taxes upon future distribution. The provision for income taxes in 2022 was unfavorably impacted as we are unable to recognize a tax benefit related to the $37.3 million of impairment charges. The provision for income taxes was $7.3 million for 2021, despite reporting a pretax loss for the period. In both years, income tax expense primarily reflects earnings from our international operations since we are unable to recognize the tax benefit from our U.S. losses as they may not be realized. The benefit for income taxes was $11.9 million for 2020 reflecting an effective tax benefit rate of 13%. This result primarily reflects the impact of the $11.7 million non-cash recognition of cumulative foreign currency translation losses related to the substantial liquidation of our subsidiary in Brazil and other nondeductible expenses, as well as the impact of the geographic composition of our pretax loss, where the tax benefit from losses in the U.S was partially offset by the tax expense related to earnings from our international operations.

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in March 2020 in the United States. The CARES Act contains several tax provisions, including additional carry back opportunities for net operating losses, temporary increases in the interest deductibility threshold, and the acceleration of refunds for any remaining alternative minimum tax ("AMT") carryforwards. There was no material impact from the CARES Act in our provision for income taxes for 2020. In addition, we filed an amendment to our 2018 U.S. federal income tax return in the second quarter of 2020 and received a refund of $0.7 million for AMT carryforwards in July 2020.

The CARES Act also permitted most companies to defer paying their portion of certain applicable payroll taxes from the date the CARES Act was signed into law through December 31, 2020. The deferred amount was due and paid in two equal installments in December 2021 and 2022.

Temporary differences and carryforwards which give rise to deferred tax assets and liabilities consisted of the following at December 31:

(In thousands)		2022		2021
Deferred tax assets:				
Net operating losses	$	35,430	$	38,746
Foreign tax credits		8,836		8,330
Accruals not currently deductible		2,989		4,393
Unrealized foreign exchange losses, net		5,353		4,590
Research and development credits		5,181		4,695
Stock-based compensation		1,359		1,856
Capitalized inventory costs		1,821		1,706
Capitalized research and development expenditures		4,342		—
Other		6,551		5,839
Total deferred tax assets		71,862		70,155
Valuation allowance		(47,280)		(38,406)
Total deferred tax assets, net of allowances		24,582		31,749
Deferred tax liabilities:				
Accelerated depreciation and amortization		(24,099)		(31,816)
Tax on unremitted earnings		(5,656)		(8,214)
Other		(673)		(1,222)
Total deferred tax liabilities		(30,428)		(41,252)
Total net deferred tax liabilities	$	(5,846)	$	(9,503)
Noncurrent deferred tax assets	$	2,275	$	2,316
Noncurrent deferred tax liabilities		(8,121)		(11,819)
Net deferred tax liabilities	$	(5,846)	$	(9,503)

We have U.S. federal income tax net operating loss carryforwards ("NOLs") of approximately $83.7 million available to reduce future U.S. taxable income, which do not expire. We also have state NOLs of approximately $217.8 million available to reduce future state taxable income, including approximately $158.3 million which do not expire and approximately $59.5 million which expire in varying amounts beginning in 2023 through 2042. Foreign NOLs of approximately $22.8 million are available to reduce future taxable income, some of which expire beginning in 2023. Effective January 1, 2022, certain research and development expenditures are now required under regulations enacted as part of the 2017 U.S. Tax Cuts and Jobs Act ("Tax Act") to be capitalized and amortized over five years, resulting in a $4.3 million deferred tax asset at December 31, 2022.

The realization of our net deferred tax assets is dependent on our ability to generate taxable income in future periods. At December 31, 2022 and 2021, we have recorded a valuation allowance in the amount of $47.3 million and $38.4 million, respectively, primarily related to certain U.S. federal, state, and foreign NOL carryforwards, including Australia, as well as for certain foreign tax credits recognized related to the accounting for the impact of the Tax Act, which may not be realized.

We file income tax returns in the U.S. and several non-U.S. jurisdictions and are subject to examination in the various jurisdictions in which we file. We are no longer subject to income tax examinations for U.S. federal and substantially all state jurisdictions for years prior to 2018 and for substantially all foreign jurisdictions for years prior to 2008.

We are under examination by various tax authorities in countries where we operate, and certain foreign jurisdictions have challenged the amounts of taxes due for certain tax periods. These audits are in various stages of completion. We fully cooperate with all audits but defend existing positions vigorously. We evaluate the potential exposure associated with various filing positions and record a liability for uncertain tax positions as circumstances warrant. Although we believe all tax positions are reasonable and properly reported in accordance with applicable tax laws and regulations in effect during the periods involved, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals.

A reconciliation of the beginning and ending provision for uncertain tax positions is as follows:

(In thousands)	2022	2021	2020
Balance at January 1	$ 485	$ 213	$ 291
Additions (reductions) for tax positions of prior years	(8)	(6)	(6)
Additions (reductions) for tax positions of current year	—	306	—
Reductions for settlements with tax authorities	(93)	—	—
Reductions for lapse of statute of limitations	(66)	(28)	(72)
Balance at December 31	$ 318	$ 485	$ 213

Approximately $0.3 million of unrecognized tax benefits at December 31, 2022, if recognized, would favorably impact the effective tax rate.

We recognize accrued interest and penalties related to uncertain tax positions in operating expenses. The amount of interest and penalties was immaterial for all periods presented.

Note 10 — Capital Stock

Common Stock

Changes in outstanding common stock were as follows:

(In thousands of shares)	2022	2021	2020
Outstanding, beginning of year	109,331	107,588	106,697
Shares issued for exercise of options	—	—	—
Shares issued for time vested restricted stock (net of forfeitures)	1,918	1,368	740
Shares issued for employee stock purchase plan	203	375	151
Outstanding, end of year	111,452	109,331	107,588

Outstanding shares of common stock include shares held as treasury stock totaling 21,751,232, 16,981,147 and 16,781,150 as of December 31, 2022, 2021 and 2020, respectively.

Preferred Stock

We are authorized to issue up to 1,000,000 shares of preferred stock, $0.01 par value. There were no outstanding shares of preferred stock as of December 31, 2022, 2021 or 2020.

Treasury Stock

During 2022, we repurchased an aggregate of 4,437,885 shares of our common stock under our repurchase program for a total cost of $17.5 million. In addition, during 2022, 2021 and 2020, we repurchased 592,539, 419,114 and 153,151 shares, respectively, for an aggregate cost of $2.7 million, $1.4 million and $0.3 million, respectively, representing employee shares surrendered in lieu of taxes under vesting of restricted stock awards. All of the shares repurchased are held as treasury stock.

During 2022, 2021 and 2020, we reissued 260,339, 219,117 and 330,419 shares of treasury stock pursuant to various stock plans.

Repurchase Program

Our Board of Directors authorized a $100.0 million securities repurchase program in November 2018, available for repurchases of any combination of our common stock and our Convertible Notes that matured in 2021. During 2022, we repurchased an aggregate of 4,437,885 shares of our common stock under our repurchase program for a total cost of $17.5 million. Our Convertible Notes matured in 2021. During 2021, we repurchased $28.3 million of our Convertible Notes in the open market under the repurchase program for a total cost of $28.1 million. During 2020, we repurchased $33.1 million of our Convertible Notes in the open market under the repurchase program for a total cost of $29.1 million. As of December 31, 2022, we had $6.2 million remaining under the program.

In February 2023, our Board of Directors approved certain changes to this program and increased the authorization to $50.0 million. Our repurchase program authorizes us to purchase outstanding shares of our common stock or Convertible Notes that matured in 2021 in the open market or as otherwise determined by management, subject to certain limitations under the Amended ABL Facility and other factors. The repurchase program has no specific term. Repurchases are expected to be funded from borrowings under our Amended ABL Facility, operating cash flows, and available cash on hand. As part of the share repurchase program, our management has been authorized to establish trading plans under Rule 10b5-1 of the Securities Exchange Act of 1934.

Note 11 — Earnings Per Share

The following table presents the reconciliation of the numerator and denominator for calculating net loss per share:

		Year Ended December 31,	
(In thousands, except per share data)	**2022**	**2021**	**2020**
Numerator			
Net loss - basic and diluted	$ (20,834)	$ (25,526)	$ (80,696)
Denominator			
Weighted average common shares outstanding - basic	92,712	91,460	90,198
Dilutive effect of stock options and restricted stock awards	—	—	—
Weighted average common shares outstanding - diluted	92,712	91,460	90,198
Net loss per common share			
Basic	$ (0.22)	$ (0.28)	$ (0.89)
Diluted	$ (0.22)	$ (0.28)	$ (0.89)

We excluded the following weighted-average potential shares from the calculations of diluted net loss per share during the applicable periods because their inclusion would have been anti-dilutive:

	Year Ended December 31,		
(In thousands)	**2022**	**2021**	**2020**
Stock options and restricted stock awards	5,545	5,754	5,238

For 2022, 2021 and 2020, we excluded all potentially dilutive stock options and restricted stock awards in calculating diluted earnings per share as the effect was anti-dilutive due to the net loss incurred for these periods. For 2021 and 2020, the Convertible Notes, which matured in December 2021, did not impact the calculation of diluted earnings per share due to the net loss incurred for those periods.

Note 12 — Stock-Based Compensation and Other Benefit Plans

The following describes stockholder approved plans utilized by us for the issuance of stock-based awards.

2014 Non-Employee Directors' Restricted Stock Plan

In May 2014, our stockholders approved the 2014 Non-Employee Directors' Restricted Stock Plan ("2014 Director Plan") which authorizes grants of restricted stock to non-employee directors. Each restricted share granted to a non-employee director vests in full on the earlier of the day prior to the next annual meeting of stockholders following the grant date or the first anniversary of the grant. In May 2022, our stockholders approved an amendment to the 2014 Director Plan, increasing the number of shares authorized for issuance from 1,200,000 to 1,400,000 shares. At December 31, 2022, 86,188 shares remained available for award under the 2014 Director Plan. During 2022, non-employee directors received 260,339 shares of restricted stock at a weighted average grant-date fair value of $4.11 per share.

2015 Employee Equity Incentive Plan

In May 2015, our stockholders approved the 2015 Employee Equity Incentive Plan ("2015 Plan") pursuant to which the Compensation Committee of our Board of Directors ("Compensation Committee") may grant to key employees, including executive officers and other corporate and divisional employees, a variety of forms of equity-based compensation, including options to purchase shares of common stock, shares of restricted common stock, restricted stock units, stock appreciation rights, other stock-based awards, and performance-based awards. In May 2022, our stockholders approved an amendment to the 2015 Plan, increasing the number of shares authorized for issuance from 14,300,000 to 15,300,000 shares. At December 31, 2022, 1,767,893 shares remained available for award under the 2015 Plan.

In June 2017, our Board of Directors approved the Long-Term Cash Incentive Plan ("Cash Plan"), a sub-plan to the 2015 Plan, pursuant to which the Compensation Committee may grant time-based cash awards or performance-based cash awards to key employees, including executive officers and other corporate and divisional employees, to provide an opportunity for employees to receive a cash payment upon either completion of a service period or achievement of predetermined performance criteria at the end of a performance period.

Activity under each of these programs is described below.

Stock Options

Stock options granted by the Compensation Committee are granted with a three-year vesting period and a term of ten years. There have been no options granted since 2016.

The following table summarizes activity for our outstanding stock options for the year ended December 31, 2022:

Stock Options	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value (In thousands)
Outstanding at beginning of period	1,796,876	$	7.08			
Granted	—		—			
Exercised	—		—			
Expired or canceled	(364,138)		5.71			
Outstanding at end of period	1,432,738	$	7.39	2.40	$	—
Vested or expected to vest at end of period	1,432,738	$	7.39	2.40	$	—
Options exercisable at end of period	1,432,738	$	7.39	2.40	$	—

There were no stock options exercised and no compensation cost recognized for stock options during the years ended December 31, 2022, 2021, or 2020.

Restricted Stock Awards and Units

Time-vested restricted stock awards and restricted stock units are periodically granted to key employees, including grants for employment inducements, as well as to members of our Board of Directors. Employee awards provide for vesting periods ranging from three to four years. Non-employee director grants vest in full on the earlier of the day prior to the next annual meeting of stockholders following the grant date or the first anniversary of the grant. Upon vesting of these grants, shares are issued to award recipients.

The following tables summarize the activity for our outstanding time-vested restricted stock awards and restricted stock units for the year ended December 31, 2022:

Nonvested Restricted Stock Awards (Time-Vesting)	Shares		Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2022	235,367	$	3.97
Granted	260,339		4.11
Vested	(235,367)		3.97
Forfeited	—		—
Nonvested at December 31, 2022	260,339	$	4.11

Nonvested Restricted Stock Units (Time-Vesting)	Shares		Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2022	4,639,261	$	3.29
Granted	1,977,096		4.11
Vested	(1,924,067)		3.67
Forfeited	(313,013)		3.18
Nonvested at December 31, 2022	4,379,277	$	3.50

Total compensation cost recognized for restricted stock awards and restricted stock units was $6.7 million, $7.7 million and $6.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. Total unrecognized compensation cost at December 31, 2022 related to restricted stock awards and restricted stock units was approximately $10.0 million which is expected to be recognized over the next 1.8 years. During the years ended December 31, 2022, 2021 and 2020, the total fair value of shares vested was $9.4 million, $5.3 million and $1.9 million, respectively. For the years ended December 31, 2022, 2021 and 2020, we recognized tax benefits resulting from the vesting of restricted stock awards and units of $1.8 million, $1.1 million and $0.4 million, respectively.

Cash-Based Awards

The Compensation Committee also approved the issuance of cash-based awards to certain executive officers during 2022, 2021 and 2020. The 2022 awards included a target amount of $2.8 million of performance-based cash awards. The 2021 awards included $1.4 million of time-based cash awards and a target amount of $3.0 million of performance-based cash awards. The 2020 awards included a target amount of $2.6 million of performance-based cash awards.

The performance-based cash awards are settled based on the relative ranking of our TSR as compared to the TSR of our designated peer group over a three-year period. The performance period began June 1, 2022 and ends May 31, 2025 for the 2022 awards, began May 2, 2021 and ends May 31, 2024 for the 2021 awards, and began May 2, 2020 and ends May 31, 2023 for the 2020 awards. The ending TSR price is equal to the average closing price of our shares over the last 30-calendar days of the performance period, and provide for a cash payout ranging from 0% to 200% of target for each eligible executive.

The performance-based cash awards are accrued as a liability award over the performance period based on the estimated fair value. The fair value of the performance-based cash awards is remeasured each period using a Monte Carlo valuation model with changes in fair value recognized in the consolidated statement of operations. As of December 31, 2022 and 2021, the total liability for cash-based awards was $6.5 million and $5.7 million, respectively.

Defined Contribution Plan

Substantially all of our U.S. employees are covered by a defined contribution plan ("401(k) Plan"). Employees may voluntarily contribute up to 50% of compensation, as defined in the 401(k) Plan. Participants' contributions, up to 3% of compensation, are matched 100% by us, and the participants' contributions, from 3% to 6% of compensation, are matched 50% by us. Effective January 1, 2023, Participant's contributions up to 4% are matched 100% by us with contributions from 4% to 6% being matched 50%. In connection with the cost reduction programs implemented in early 2020, we temporarily eliminated our 401(k) matching contribution beginning in April 2020. Beginning in the second quarter of 2021, we reinstituted the matching contribution for our U.S. defined contribution plan. Under the 401(k) Plan, our cash contributions were $2.5 million, $2.2 million and $1.2 million for 2022, 2021 and 2020, respectively.

Note 13 — Segment and Related Information

We currently operate our business through two reportable segments: Fluids Systems and Industrial Solutions. In addition, we had a third reportable segment, Industrial Blending, which was exited in 2022. Prior to 2022, we aggregated our now exited Industrial Blending business and reported it within Industrial Solutions. We have reflected these three reportable segments for all periods presented in this Annual Report on Form 10-K. All intercompany revenues and related profits have been eliminated.

- *Fluids Systems* — Our Fluids Systems segment provides customized drilling, completion, and stimulation fluids products and related technical services to customers for oil, natural gas, and geothermal projects primarily in North America and EMEA, as well as certain countries in Asia Pacific and Latin America. In the fourth quarter of 2022, we exited two of our Fluids Systems business units, including our U.S.-based mineral grinding business as well as our Gulf of Mexico fluids operations (see Note 2 for additional information).

- *Industrial Solutions* — Our Industrial Solutions segment provides temporary worksite access solutions, including the rental of our recyclable composite matting systems, along with related site construction and services to customers in various markets including power transmission, E&P, pipeline, renewable energy, petrochemical, construction and other industries, primarily in the United States and Europe. We also manufacture and sell our recyclable composite mats to customers around the world, with power transmission being the primary end-market.

- *Industrial Blending* — Our Industrial Blending segment began operations in 2020 and supported industrial end-markets, including the production of disinfectants and industrial cleaning products. We completed the wind down of the Industrial Blending business in the first quarter of 2022, and we completed the sale of the industrial blending and warehouse facility and related equipment located in Conroe, Texas in the fourth quarter of 2022 (see Note 2 for additional information).

Summarized financial information for our reportable segments is shown in the following tables:

		Year Ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Revenues						
Fluids Systems	$	622,601	$	420,789	$	354,608
Industrial Solutions		192,993		185,171		130,469
Industrial Blending		—		8,821		7,548
Total revenues	$	815,594	$	614,781	$	492,625
Depreciation and amortization						
Fluids Systems	$	13,875	$	17,877	$	20,555
Industrial Solutions		21,653		19,304		20,127
Industrial Blending		678		1,095		300
Corporate office		2,404		3,949		4,332
Total depreciation and amortization	$	38,610	$	42,225	$	45,314
Operating income (loss)						
Fluids Systems	$	(15,566)	$	(19,012)	$	(66,403)
Industrial Solutions		43,899		42,117		13,030
Industrial Blending		(8,002)		(2,384)		429
Corporate office		(29,365)		(29,546)		(25,690)
Total operating income (loss)	$	(9,034)	$	(8,825)	$	(78,634)
Segment assets						
Fluids Systems	$	420,039	$	458,179	$	419,381
Industrial Solutions		247,611		247,531		238,376
Industrial Blending		—		20,139		21,542
Corporate office		47,225		27,037		29,893
Total segment assets	$	714,875	$	752,886	$	709,192
Capital expenditures						
Fluids Systems	$	3,906	$	3,644	$	6,237
Industrial Solutions		23,569		15,311		7,831
Industrial Blending		230		2,091		—
Corporate office		568		747		1,726
Total capital expenditures	$	28,273	$	21,793	$	15,794

The increase in Corporate office segment assets primarily relates to the transition in 2022 of our Katy, Texas technology center from the Fluids Systems segment to a multi-purpose facility housing both business headquarters and support personnel, as well as administrative offices for two third-party lessees. The decrease in Fluids Systems segment assets includes the impact of the Excalibar divestiture (see Note 2) and the transfer of the Katy technology center to the Corporate office, as described above, partially offset by an increase in working capital.

Operating results for the Fluids Systems segment include the following charges. See Note 2 for additional information regarding the 2022 charges.

		Year Ended December 31,	
(In thousands)	**2022**	**2021**	**2020**
Impairments and other charges	$ 29,417	$ —	$ —
Gain on divestitures	(971)	—	—
Fourchon, Louisiana hurricane-related costs	—	2,596	—
Facility exit costs and other	1,000	2,399	(201)
Severance costs	398	1,329	3,729
Kenedy, Texas facility fire (insurance recovery)	—	(849)	—
Brazil exit - Recognition of cumulative foreign currency translation losses	—	—	11,689
Inventory write-downs	—	—	10,345
Property, plant and equipment impairment	—	—	3,038
Total Fluids Systems impairments and other charges	$ 29,844	$ 5,475	$ 28,600

Industrial Blending operating results for 2022 includes a $7.9 million non-cash impairment charge related to the long-lived assets previously used in the now exited Industrial Blending business, as described in Note 2.

The following table presents further disaggregated revenues for the Fluids Systems segment:

		Year Ended December 31,	
(In thousands)	**2022**	**2021**	**2020**
United States	$ 355,435	$ 227,261	$ 202,052
Canada	61,069	48,007	24,762
Total North America	416,504	275,268	226,814
EMEA	185,298	132,221	115,891
Other	20,799	13,300	11,903
Total International	206,097	145,521	127,794
Total Fluids Systems revenues	$ 622,601	$ 420,789	$ 354,608

The following table presents further disaggregated revenues for the Industrial Solutions segment:

		Year Ended December 31,	
(In thousands)	**2022**	**2021**	**2020**
Product sales revenues	$ 58,692	$ 66,796	$ 29,170
Rental revenues	75,616	68,455	47,341
Service revenues	58,685	49,920	53,958
Total Industrial Solutions revenues	$ 192,993	$ 185,171	$ 130,469

The following table sets forth geographic information for all of our operations. Revenues by geographic location are determined based on the operating location from which services are rendered or products are sold. Long-lived assets include property, plant and equipment and other long-term assets based on the country in which the assets are located.

(In thousands)	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues			
United States	$ 535,335	$ 402,246	$ 327,598
Canada	61,069	48,007	24,762
EMEA	198,391	151,228	128,362
Asia Pacific	15,722	7,629	6,561
Latin America	5,077	5,671	5,342
Total revenues	$ 815,594	$ 614,781	$ 492,625
Long-lived assets			
United States	$ 250,196	$ 318,839	$ 329,719
Canada	1,215	1,209	1,503
EMEA	32,487	38,923	44,577
Asia Pacific	2,392	2,712	3,007
Latin America	344	375	500
Total long-lived assets	$ 286,634	$ 362,058	$ 379,306

For 2022, 2021 and 2020, no single customer accounted for more than 10% of our consolidated revenues.

Note 14 — Supplemental Cash Flow and Other Information

Supplemental disclosures to the statements of cash flows are presented below:

(in thousands)	**2022**	**2021**	**2020**
Cash paid (received) for:			
Income taxes (net of refunds)	$ 9,058	$ 6,912	$ 6,350
Interest	$ 5,945	$ 5,339	$ 6,054

Cash, cash equivalents, and restricted cash in the consolidated statements of cash flows consisted of the following:

(in thousands)	**2022**	**2021**	**2020**
Cash and cash equivalents	$ 23,182	$ 24,088	$ 24,197
Restricted cash (included in other current assets)	1,879	5,401	6,151
Cash, cash equivalents, and restricted cash	$ 25,061	$ 29,489	$ 30,348

Accounts payable and accrued liabilities at December 31, 2022, 2021, and 2020, included accruals for capital expenditures of $1.1 million, $0.7 million, and $0.5 million, respectively.

Accrued liabilities at December 31, 2022 and 2021 included accruals for employee incentives and other compensation related expenses of $25.2 million and $23.1 million, respectively.

Note 15 — Commitments and Contingencies

In the ordinary course of conducting our business, we become involved in litigation and other claims from private party actions, as well as judicial and administrative proceedings involving governmental authorities at the federal, state, and local levels. While the outcome of litigation or other proceedings against us cannot be predicted with certainty, management does not expect that any loss resulting from such litigation or other proceedings, in excess of any amounts accrued or covered by insurance, will have a material adverse impact on our consolidated financial statements.

Other

We do not have any special purpose entities. At December 31, 2022, we had $42.3 million in outstanding letters of credit, performance bonds, and other guarantees for which certain of the letters of credit are collateralized by $1.9 million in restricted cash. We also enter into normal short-term operating leases for office and warehouse space, as well as certain operating equipment. None of these off-balance sheet arrangements either had, or is expected to have, a material effect on our financial statements.

We are self-insured for health claims, subject to certain "stop loss" insurance policies. Claims in excess of $250,000 per incident are insured by third-party insurers. Based on historical experience, we had accrued liabilities of $0.7 million for unpaid claims incurred at both December 31, 2022 and 2021. Substantially all of these estimated claims are expected to be paid within six months of their occurrence. In addition, we are self-insured for certain workers' compensation, auto, and general liability claims up to a certain policy limit. Claims in excess of $750,000 are insured by third-party reinsurers. Based on historical experience, we had accrued liabilities of $3.1 million and $2.5 million for the uninsured portion of claims at December 31, 2022 and 2021, respectively.

We also maintain accrued liabilities for asset retirement obligations, which represent obligations associated with the retirement of tangible long-lived assets that result from the normal operation of the long-lived asset. Our asset retirement obligations primarily relate to required expenditures associated with owned and leased facilities. Upon settlement of the liability, a gain or loss for any difference between the settlement amount and the liability recorded is recognized. We had accrued asset retirement obligations of $1.2 million and $1.1 million at December 31, 2022 and 2021, respectively.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this annual report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022, the end of the period covered by this annual report.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Securities and Exchange Act Rule 13a-15(f) and 15d-15(f). Our internal control system over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance, not absolute assurance with respect to the financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 as required by the Securities and Exchange Act of 1934 Rule 13a-15(c). In making our assessment, we have utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in a report entitled "*Internal Control — Integrated Framework (2013).*" We concluded that based on our evaluation, our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Matthew S. Lanigan
Matthew S. Lanigan
Chief Executive Officer

 /s/ Gregg S. Piontek
Gregg S. Piontek
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Newpark Resources, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Newpark Resources, Inc. and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 24, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 24, 2023

ITEM 9B. Other Information

None.

ITEM 9C. Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

The information required by this Item is incorporated by reference to the "Executive Officers" and "Election of Directors" sections of the definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders.

Compliance with Section 16(a) of the Exchange Act

The information required by this Item, if applicable, is incorporated by reference to the "Delinquent Section 16(a) Reports" section of the definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders.

Code of Conduct and Ethics

We have adopted a Code of Ethics for Senior Officers and Directors ("Code of Ethics") and a Code of Business Ethics and Conduct ("Ethics Manual" and, together with the Code of Ethics, the "Codes") that applies to all officers and employees. The Code of Ethics and Ethics Manual are publicly available in the investor relations area of our website at www.newpark.com. Any amendments to, or waivers of, the Codes with respect to our principal executive officer, principal financial officer or principal accounting officer or controller, or persons performing similar functions, will be disclosed on our website within four business days following the date of the amendment or waiver. Copies of our Code of Ethics may also be requested in print by writing to Newpark Resources, Inc., 9320 Lakeside Blvd., Suite 100, The Woodlands, Texas, 77381.

ITEM 11. Executive Compensation

The information required by this Item is incorporated by reference to the "Executive Compensation" section of the definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the "Ownership of Common Stock" and "Equity Compensation Plan Information" sections of the definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the "Related Person Transactions" and "Director Independence" sections of the definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders.

ITEM 14. Principal Accountant Fees and Services

Our independent registered public accounting firm is Deloitte & Touche LLP, Houston, Texas, PCAOB ID No 34.

The information required by this Item is incorporated by reference to the "Independent Auditor" section of the definitive Proxy Statement relating to our 2023 Annual Meeting of Stockholders.

PART IV

ITEM 15. Exhibit and Financial Statement Schedules

    (a)   List of documents filed as part of this Annual Report or incorporated herein by reference.

1. Financial Statements

    The following financial statements of the Registrant as set forth under Part II, Item 8 of this Annual Report on Form 10-K on the pages indicated.

2. Financial Statement Schedules

    All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits

The exhibits listed are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K.

2.1	Asset Purchase Agreement dated as of October 19, 2022 by and between Excalibar Minerals LLC and Cimbar Resources, INC., incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 21, 2022 (SEC File No. 001-02960).
3.1	Restated Certificate of Incorporation of Newpark Resources, Inc., incorporated by reference to Exhibit 3.1 to the Company's Form 10-K405 for the year ended December 31, 1998 filed on March 31, 1999 (SEC File No. 001-02960).
3.2	Certificate of Designation of Series A Cumulative Perpetual Preferred Stock of Newpark Resources, Inc. incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on April 27, 1999 (SEC File No. 001-02960).
3.3	Certificate of Designation of Series B Convertible Preferred Stock of Newpark Resources, Inc., incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 7, 2000 (SEC File No. 001-02960).
3.4	Certificate of Rights and Preferences of Series C Convertible Preferred Stock of Newpark Resources, Inc., incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on January 4, 2001 (SEC File No. 001-02960).
3.5	Certificate of Designation, Preferences, and Rights of Series D Junior Participating Preferred Stock of the Company, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 28, 2020 (SEC File No. 001-02960).
3.6	Certificate of Elimination of the Series D Junior Participating Preferred Stock of Newpark Resources, Inc., incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 24, 2021 (SEC File No. 001-02960).
3.7	Certificate of Amendment to the Restated Certificate of Incorporation of Newpark Resources, Inc., incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 4, 2009 (SEC File No. 001-02960).
3.8	Certificate of Amendment to the Restated Certificate of Incorporation of Newpark Resources, Inc., incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on July 29, 2016 (SEC File No. 001-02960).
3.9	Amended and Restated Bylaws of Newpark Resources, Inc., effective November 15, 2022, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 17, 2022 (SEC File No. 001-02960).
4.1	Description of Common Stock of Newpark Resources, Inc., incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 25, 2022 (SEC File No. 001-02960).
4.2	Specimen form of common stock certificate of Newpark Resources, Inc., incorporated by reference to the exhibit filed with the Company's Registration Statement on Form S-1 (SEC File No. 33-40716).
†10.1	Amended and Restated Employment Agreement, dated as of December 31, 2008, between the Newpark Resources, Inc. and Paul L. Howes, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 1, 2009 (SEC File No. 001-02960).
†10.2	Amendment to Amended and Restated Employment Agreement between Newpark Resources, Inc. and Paul L. Howes dated as of April 20, 2009, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 23, 2009 (SEC File No. 001-02960).
†10.3	Amendment to Amended and Restated Employment Agreement between Newpark Resources, Inc. and Paul L. Howes dated as of February 16, 2016, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 18, 2016 (SEC File No. 001-02960).
†10.4	Amendment to Amended and Restated Employment Agreement dated as of April 6, 2020, between Newpark Resources, Inc. and Paul L. Howes, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 8, 2020 (SEC File No. 001-02960).
†10.5	Amendment to Amended and Restated Employment Agreement, dated as of August 12, 2020 between Newpark Resources, Inc. and Paul L. Howes, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 14, 2020 (SEC File No. 001-02960).
†10.6	Amendment to Amended and Restated Employment Agreement dated May 19, 2021, between Newpark Resources, Inc. and Paul L. Howes, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 24, 2021 (SEC File No. 001-02960).
†10.7	Retirement and Restrictive Covenant Agreement and General Release dated August 17, 2021, between Newpark Resources, Inc. and Paul L. Howes, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 23, 2021 (SEC File No. 001-02960).

†10.8   Employment Agreement, dated as of October 18, 2011, between Newpark Resources, Inc. and Gregg S. Piontek, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 21, 2011 (SEC File No. 001-02960).

†10.9   Amendment to Employment Agreement between Newpark Resources, Inc. and Gregg S. Piontek dated as of February 16, 2016, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 18, 2016 (SEC File No. 001-02960).

†10.10   Amendment to Employment Agreement and Change of Control Agreement dated as of April 6, 2020 between Newpark Resources, Inc. and Gregg S. Piontek, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 8, 2020 (SEC File No. 001-02960).

†10.11   Amendment to Employment Agreement and Change of Control Agreement dated May 19, 2021, between Newpark Resources, Inc. and Gregg S. Piontek, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on May 24, 2021 (SEC File No. 001-02960).

†10.12   Amended and Restated Employment Agreement effective March 1, 2022, between Newpark Resources, Inc. and Matthew Lanigan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 4, 2022 (SEC File No. 001-02960).

†10.13   Employment Agreement, dated as of August 15, 2018, between Newpark Resources, Inc. and Edward Chipman Earle, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on April 26, 2019 (SEC File No. 001-02960).

†10.14   Amendment to Employment Agreement and Change in Control Agreement dated April 6, 2020 between Newpark Resources, Inc. and E. Chipman Earle, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on April 8, 2020 (SEC File No. 001-02960).

†10.15   Amendment to Employment Agreement and Change in Control Agreement dated May 19, 2021 between Newpark Resources, Inc. and E. Chipman Earle, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on May 24, 2021 (SEC File No. 001-02960).

†10.16   Employment Agreement, dated as of July 2, 2019, between Newpark Resources, Inc. and David Paterson, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on July 8, 2019 (SEC File No. 001-02960).

†10.17   Employment Agreement, dated as of October 11, 2019, between Newpark Resources, Inc. and David Paterson, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q filed on October 31, 2019 (SEC File No. 001-02960).

†10.18   Amendment to Employment Agreement and Change in Control Agreement dated April 6, 2020 between Newpark Resources, Inc. and David Paterson, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 8, 2020 (SEC File No. 001-02960).

†10.19   Amendment to Employment Agreement and Change in Control Agreement dated May 19, 2021 between Newpark Resources, Inc. and David Paterson, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 24, 2021 (SEC File No. 001-02960).

10.20   Form of Indemnification Agreement, incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q filed on July 25, 2014 (SEC File No. 001-02960).

10.21   Indemnification Agreement, dated June 7, 2006, between the registrant and Paul L. Howes, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 13, 2006 (SEC File No. 001-02960).

10.22   Amendment to the Indemnification Agreement between Newpark Resources, Inc. and Paul L. Howes dated September 11, 2007, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 14, 2007 (SEC File No. 001-02960).

10.23   Indemnification Agreement, dated October 26, 2011, between Gregg S. Piontek and Newpark Resources, Inc., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 31, 2011 (SEC File No. 001-02960).

†10.24   Form of Non-Qualified Stock Option Agreement under the Newpark Resources, Inc. 2006 Equity Incentive Plan, incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed on March 26, 2007 (SEC File No. 333-0141577).

†10.25   Newpark Resources, Inc., 2008 Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.1 the Company's Registration Statement on Form S-8 filed on December 9, 2008 (SEC File No. 333-156010).

†10.26   Form of Change of Control Agreement, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed on May 2, 2008 (SEC File No. 001-02960).

†10.27   Newpark Resources, Inc. 2010 Annual Cash Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 2, 2010 (SEC File No. 001-02960).

†10.28   Director Compensation Summary, incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 23, 2018 (SEC File No. 001-02960).

†10.29	Newpark Resources, Inc. 2006 Equity Incentive Plan (As Amended and Restated Effective June 10, 2009), incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed on August 14, 2009 (SEC File No. 333-161378).
†10.30	Amendment No. 1 to the Newpark Resources, Inc. 2006 Equity Incentive Plan (As Amended and Restated Effective June 10, 2009), incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed on June 9, 2011 (SEC File No. 333-174807).
†10.31	Form of Non-Qualified Stock Option Agreement under the Newpark Resources, Inc. 2006 Equity Incentive Plan (As Amended and Restated Effective June 10, 2009) (as amended), incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 filed on June 9, 2011 (SEC File No. 333-174807).
†10.32	Form of Non-Qualified Stock Option Agreement under the Newpark Resources, Inc. 2006 Equity Incentive Plan (As Amended and Restated Effective June 10, 2009) (as amended), incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-8 filed on June 9, 2011 (SEC File No. 333-174807).
†10.33	Form of Non-Qualified Stock Option Agreement for Participants Outside the United States under the 2006 Equity Incentive Plan (As Amended and Restated Effective June 10, 2009) (as amended), incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on July 27, 2012 (SEC File No. 001-02960).
†10.34	Newpark Resources, Inc. 2014 Non-Employee Directors' Restricted Stock Plan, incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed on May 22, 2014 (SEC File No. 333-196164).
†10.35	Amendment No. 1 to the Newpark Resources, Inc. 2014 Non-Employee Directors' Restricted Stock Plan (incorporated by reference to Appendix C to the Registrant's definitive proxy statement filed on April 8, 2021).
†10.36	Amendment No. 2 to the Newpark Resources, Inc. 2014 Non-Employee Directors' Restricted Stock Plan (incorporated by reference to Appendix C to the Registrant's definitive proxy statement filed on April 8, 2022).
†10.37	Form of Non-Employee Director Restricted Stock Agreement under the Newpark Resources, Inc. 2014 Non-Employee Directors' Restricted Stock Plan, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed on May 22, 2014 (SEC File No. 333-196164).
†10.38	Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed on May 22, 2015 (SEC File No. 333-204403).
†10.39	Amendment No. 1 to Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed on May 19, 2016 (333-211459).
†10.40	Amendment No. 2 to Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 filed on May 18, 2017 (SEC File No. 333-218072).
†10.41	Newpark Resources, Inc. Amended and Restated 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed on May 23, 2019 (SEC File No. 333-231715).
†10.42	Amendment No. 1 to the Newpark Resources, Inc. Amended and Restated 2015 Employee Equity Incentive Plan (incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed on April 8, 2021).
†10.43	Amendment No. 2 to the Newpark Resources, Inc. Amended and Restated 2015 Employee Equity Incentive Plan (incorporated by reference to Appendix A to the Registrant's definitive proxy statement filed on April 8, 2022).
†10.44	Form of Restricted Stock Agreement (time vested) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333-204403).
†10.45	Form of Restricted Stock Unit Agreement (performance-based) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333-204403).
†10.46	Form of Restricted Stock Unit Agreement (retirement eligible) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333.204403).
†10.47	Form of Restricted Stock Unit Agreement (not retirement eligible) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333.204403).
†10.48	Form of Restricted Stock Unit Agreement (international) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.12 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333.204403).
†10.49	Form of Non-Qualified Stock Option Agreement (retirement eligible) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.13 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333.204403).

†10.50	Form of Non-Qualified Stock Option Agreement (not retirement eligible) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.14 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333.204403).
†10.51	Form of Non-Qualified Stock Option Agreement (international) under the Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.15 to the Company's Registration Statement on Form S-8 filed May 22, 2015 (SEC File No. 333.204403).
†10.52	Change in Control Agreement, dated as of April 22, 2016, between Newpark Resources, Inc. and Matthew S. Lanigan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on July 29, 2016 (SEC File No. 001-02960).
†10.53	Change in Control Agreement, dated as of August 15, 2018, between Newpark Resources, Inc. and Edward Chipman Earle, incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on April 26, 2019 (SEC File No. 001-02960).
†10.54	Change in Control Agreement, dated as of July 2, 2019, between Newpark Resources, Inc. and David Paterson, incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed on July 8, 2019 (SEC File No. 001-02960).
†10.55	Confidentiality and Non-Competition Agreement, dated as of July 2, 2019, between Newpark Resources, Inc. and David Paterson, incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed on July 8, 2019 (SEC File No. 001-02960).
†10.56	Amendment No. 1 to Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-8 filed on May 19, 2016 (333-211459).
†10.57	Letter Agreement dated as of December 13, 2016 between Newpark Resources, Inc. and Paul L. Howes, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 15, 2016 (SEC File No. 001-02960).
†10.58	Letter Agreement dated as of December 13, 2016 between Newpark Resources, Inc. and Gregg S. Piontek, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 15, 2016 (SEC File No. 001-02960).
†10.59	Letter Agreement, dated as of July 2, 2019, between Newpark Resources, Inc. and David Paterson, incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on July 8, 2019 (SEC File No. 001-02960).
†10.60	Amendment No. 2 to Newpark Resources, Inc. 2015 Employee Equity Incentive Plan, incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-8 filed on May 18, 2017 (SEC File No. 333-218072).
†10.61	Newpark Resources, Inc. Amended and Restated Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed on May 18, 2017 (SEC File No. 333-218074).
†10.62	Newpark Resources, Inc. Long-Term Cash Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 15, 2017 (SEC File No. 001-02960).
†10.63	Form of Time-Based Cash Award Agreement under the Newpark Resources, Inc. Long-Term Cash Incentive Plan, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 15, 2017 (SEC File No. 001-02960).
†10.64	Form of Performance-Based Cash Award Agreement under the Newpark Resources, Inc. Long-Term Cash Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on June 15, 2017 (SEC File No. 001-02960).
†10.65	Form of Performance-Based Cash Award Agreement under the Newpark Resources, Inc. Long-Term Cash Incentive Plan, incorporated by reference to Exhibit 10.8 of the Company's Quarterly Report on Form 10-Q filed on July 31, 2019 (SEC File No. 001-02960).
†10.66	Form of Cash Retention Award Agreement dated August 17, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 23, 2021 (SEC File No. 001-02960).
†10.67	Form of Non-Employee Director Cash Award Agreement, incorporated by reference to Exhibit 10.6 of the Company's Quarterly Report on Form 10-Q filed on August 4, 2020 (SEC File No. 001-02960).
†10.68	Newpark Resources, Inc. Retirement Policy for U.S. Employees, as amended, Approved and Adopted April 6, 2015, amended as of May 20, 2020, incorporated by reference to Exhibit 10.7 of the Company's Quarterly Report on Form 10-Q filed on August 4, 2020 (SEC File No. 001-02960).
†10.69	Newpark Resources, Inc. U.S. Executive Severance Plan, incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q filed on November 4, 2020 (SEC File No. 001-02960).
†10.70	Newpark Resources, Inc. Change in Control Plan, incorporated by reference to Exhibit 10.75 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 26, 2021 (SEC File No. 001-02960).

10.71	Second Amended and Restated Credit Agreement dated as of May 2, 2022 by and among Newpark Resources, Inc., Newpark Drilling Fluids LLC, Newpark Mats & Integrated Services LLC, Excalibar Minerals LLC, Newpark Industrial Blending Solutions LLC, and Dura-Base Nevada, Inc., as borrowers, Bank of America, N.A., as the Administrative Agent, Swing Line Lender and an L/C Issuer, and the other Lenders party hereto, incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q filed on May 4, 2022 (SEC File No. 001-02960).
10.72	Cooperation Agreement, by and between Newpark Resources, Inc., Bradley L. Radoff and The Radoff Family Foundation, dated February 17, 2022, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 18, 2022 (SEC File No. 001-02960).
*21.1	Subsidiaries of the Registrant.
*23.1	Consent of Independent Registered Public Accounting Firm.
*31.1	Certification of Matthew S. Lanigan pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Gregg S. Piontek pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**32.1	Certification of Matthew S. Lanigan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**32.2	Certification of Gregg S. Piontek pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*95.1	Reporting requirements under the Mine Safety and Health Administration.
*101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
*101.SCH	Inline XBRL Schema Document
*101.CAL	Inline XBRL Calculation Linkbase Document
*101.LAB	Inline XBRL Label Linkbase Document
*101.PRE	Inline XBRL Presentation Linkbase Document
*101.DEF	Inline XBRL Definition Linkbase Document
*104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

†   Management compensation plan or agreement.

*   Filed herewith.

**   Furnished herewith.

ITEM 16. Form 10-K Summary

   None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWPARK RESOURCES, INC.

By: /s/ Matthew S. Lanigan
      Matthew S. Lanigan
      Chief Executive Officer

Dated: February 24, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Matthew S. Lanigan Matthew S. Lanigan	Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2023
/s/ Gregg S. Piontek Gregg S. Piontek	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 24, 2023
/s/ Douglas L. White Douglas L. White	Vice President, Chief Accounting Officer and Treasurer (Principal Accounting Officer)	February 24, 2023
/s/ Anthony J. Best Anthony J. Best	Chairman of the Board	February 24, 2023
/s/ Roderick A. Larson Roderick A. Larson	Director	February 24, 2023
/s/ Michael A. Lewis Michael A. Lewis	Director	February 24, 2023
/s/ Claudia M. Meer Claudia M. Meer	Director	February 24, 2023
/s/ John C. Mingé John C. Mingé	Director	February 24, 2023
/s/ Rose M. Robeson Rose M. Robeson	Director	February 24, 2023
/s/ Donald W. Young Donald W. Young	Director	February 24, 2023

DIRECTORS

ANTHONY J. BEST — Chairman of the Board, Retired President and Chief Executive Officer, SM Energy Company

MATTHEW S. LANIGAN — President and Chief Executive Officer

RODERICK A. LARSON — President and Chief Executive Officer, Oceaneering International, Inc.

MICHAEL A. LEWIS — Retired Interim President and Senior Vice President, Electric Operations, Pacific Gas & Electric Corporation

CLAUDIA M. MEER — Co-founder and CEO, CoreMax Consulting

JOHN C. MINGÉ — Retired Chairman and President, BP America

ROSE M. ROBESON — Retired Vice President and Chief Financial Officer, General Partner of DCP Mid-stream Partners LP

DONALD W. YOUNG — Managing Member, Race Rock Group LLC

CORPORATE INFORMATION

NEWPARK RESOURCES, INC. CORPORATE HEADQUARTERS
9320 Lakeside Blvd., Suite 100
The Woodlands, Texas 77381

INVESTOR RELATIONS CONTACT
GREGG S. PIONTEK
Senior Vice President and
Chief Financial Officer
Phone: 281-362-6800
Fax: 281-362-6801
E-mail: gpiontek@newpark.com

AUDITORS
DELOITTE & TOUCHE LLP
Houston, Texas

TRANSFER AGENT
BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.
P.O. Box 1342
Brentwood, NY 11717
Phone: 1-800-586-1741

ANNUAL MEETING
The Annual Meeting of Shareholders of Newpark Resources, Inc. will be held on Thursday, May 18, 2023, at 10 a.m. CDT, at Newpark Operational Headquarters
21920 Merchant's Way
Katy, Texas 77449

COMMON STOCK LISTED
NEW YORK STOCK EXCHANGE
Symbol - NR

EXECUTIVE OFFICERS

MATTHEW S. LANIGAN — President and Chief Executive Officer

GREGG S. PIONTEK — Senior Vice President and Chief Financial Officer

E. CHIPMAN EARLE — Vice President, General Counsel, Chief Administrative Officer, Chief Compliance Officer and Corporate Secretary

LORI A. BRIGGS — Vice President and President, Industrial Solutions

DAVID A. PATERSON — Vice President and President, Fluids Systems

DOUGLAS L. WHITE — Vice President, Chief Accounting Officer and Treasurer

CORE VALUES

SAFETY — Protecting each other like family, while sustaining the environment in which we work

INTEGRITY — Acting honestly, ethically and responsibly in all aspects of our business

RESPECT — Dealing fairly and openly with employees, customers, suppliers and community

EXCELLENCE — Delivering value through performance, innovation and service quality

ACCOUNTABILITY — Using good judgment and taking responsibility for our actions



CORPORATE HEADQUARTERS

9320 Lakeside Blvd., Suite 100

The Woodlands, TX 77381

(281) 362-6800

www.newpark.com